FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-135674
$200,000,000
PHI, Inc.
Offer to Exchange
7.125% Registered Senior Notes due 2013 for
any and all Outstanding Unregistered 7.125%
Senior Notes due 2013

This prospectus, and accompanying letter of transmittal, relate to our proposed exchange offer. We are offering to exchange up to $200,000,000 aggregate principal amount of new and freely transferable 7.125% Senior Notes due 2013, which we call the registered notes, for any and all outstanding 7.125% Senior Notes due 2013, which we call the unregistered notes, issued in a private offering on April 12, 2006 and which are subject to transfer restrictions.
In this prospectus we sometimes refer to the unregistered notes and the registered notes collectively as the notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on December 4, 2006, unless extended.

•	We will pay interest on the registered notes semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2006.

•	The registered notes will mature on April 15, 2013.

•	The terms of the registered notes are substantially identical to the terms of the unregistered notes, except that the registered notes will be freely transferable and issued free of any covenants regarding exchange and registration rights.

•	All unregistered notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of unregistered notes may be withdrawn at any time prior to expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	We may redeem the notes, in whole or in part, at any time on or after April 15, 2010, at a redemption price equal to 100% of the principal amount thereof plus a premium declining ratably to par, plus accrued and unpaid interest, and prior to such date pursuant to certain make-whole provisions. In addition, we may redeem up to 35% of the notes prior to April 15, 2009 with the net proceeds from qualified equity offerings. If we experience certain changes of control, each holder of the notes may require us to repurchase the notes at 101% of the principal amount thereof, plus accrued and unpaid interest.

•	The notes and the guarantees are general, unsecured obligations of us and our guarantor subsidiaries. They rank equally in right of payment with our and our guarantor subsidiaries’ existing and future senior debt, and are effectively subordinated to (1) secured debt that we and our guarantor subsidiaries incur to the extent of the value of the assets securing that debt and (2) any future debt of our non-guarantor subsidiaries.

•	No public market currently exists for the notes. We do not intend to apply for listing of the notes on any securities exchange or to arrange for them to be quoted on any quotation system.

•	The exchange of unregistered notes for registered notes will not be a taxable event for United States federal income tax purposes.

•	Holders of unregistered notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Unregistered notes not exchanged in the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but except under certain circumstances, will have no further exchange or registration rights under the registration rights agreement discussed in this prospectus.

Please see “Risk factors” beginning on page 16 for a discussion of factors you should consider in connection with the exchange offer.
Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for unregistered notes where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus, the accompanying letter of transmittal and related documents and any amendments or supplements to this prospectus carefully before making your investment decision.

The date of this prospectus is November 2, 2006.

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About this prospectus
This prospectus is part of a registration statement on Form S-4 under the Securities Act of 1933 that we filed with the Securities and Exchange Commission (the “SEC”). In making your decision whether to participate in the exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You may refer to the registration statement and the exhibits thereto for more information. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.
Available information
We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Both classes of our common stock are listed on The NASDAQ National Market. You may also inspect the information we file with the SEC at the offices of The NASDAQ Stock Market, Reports Section, 1735 K Street, Washington, D.C. 20006. The information we file with the SEC and other information about us also is available on our website at http://www.phihelico.com. However, the information on our website is not a part of this prospectus.
We are incorporating by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the closing of the sale of the notes to the initial purchaser:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	our Current Reports on Form 8-K filed with the SEC on April 6, 2006, April 7, 2006, April 14, 2006, May 1, 2006, May 8, 2006, August 10, 2006, September 21, 2006 and September 22, 2006; and

•	our definitive information statement on Schedule 14C relating to our 2006 Annual Meeting of Stockholders.
The information incorporated by reference is considered to be part of this prospectus and information that we file later with the SEC will automatically update and may supersede information in this prospectus and information previously filed with the SEC.
Descriptions in this prospectus, including those contained in the documents incorporated by reference, of contracts and other documents are not necessarily complete and, in each instance, reference is made to the copies of these contracts and documents filed as exhibits to the documents incorporated by reference in this prospectus.

Available information

You may review these filings, at no cost, over the Internet at our website at http://www.phihelico.com, or request a copy of these filings by writing or calling us at the following:
Michael J. McCann
Chief Financial Officer
P.O. Box 90808
Lafayette, Louisiana 70509
(337) 235-2452
To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than November 27, 2006, which is five business days prior to the expiration of the exchange offer. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “The exchange offer” for more detailed information.
Industry and market data
In this prospectus, we rely on and refer to information regarding market research reports and other publicly available information. Although we have no reason to believe this information is not reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.
Notice to New Hampshire Residents
NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Cautionary note regarding forward-looking statements
All statements other than statements of historical fact contained in this prospectus supplement and the periodic reports filed by us under the Securities Exchange Act of 1934 and other written or oral statements made by us or on our behalf, are forward-looking statements. When used herein, the words “anticipates,” “expects,” “believes,” “goals,” “intends,” “plans” or “projects” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on a number of assumptions about future events and are subject to significant risks, uncertainties and other factors that may cause our actual results to differ materially from the expectations, beliefs and estimates expressed or implied in those forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, no assurance can be given that these assumptions will prove correct or even approximately correct. Factors that could cause our results to differ materially from the expectations, beliefs and estimates expressed or implied in the forward-looking statements include, but are not limited to, the following:

•	unexpected variances in flight hours;

•	the effect on demand for our services caused by volatility of oil and gas prices and the level of exploration and production activity in the Gulf of Mexico generally;

•	work stoppages, contract negotiations with respect to our unionized employees and relations with our employees generally;

•	the effect on our operating costs of volatile fuel prices;

•	the availability of capital required to acquire aircraft;

•	the availability and timely delivery of new aircraft from our suppliers;

•	our ability to secure favorable customer contracts or otherwise utilize our new aircraft;

•	environmental risks;

•	hurricanes and other adverse weather conditions;

•	the activities of our competitors;

•	changes in government regulation;

•	operating hazards;

•	risks related to operating in foreign countries;

•	our ability to obtain adequate insurance; and

•	our ability to develop and implement successful business strategies.
For a more detailed description of risks, see “Risk factors” beginning on page 16. All forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph and the “Risk factors” section. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Prospectus summary
This summary highlights selected information from this prospectus, but may not contain all information that may be important to you. We encourage you to read this entire prospectus and the documents incorporated by reference herein in their entirety before making an investment decision. In this prospectus, the terms “PHI,” “Company,” “we,” “us,” “our” and similar terms mean PHI, Inc. and, unless the context otherwise requires, its subsidiaries, taken as a whole.
THE COMPANY
PHI, Inc., founded in 1949, is one of the world’s largest and most experienced providers of commercial helicopter services. We provide transportation services with our fleet of helicopters primarily to the oil and gas industry and the health care industry. As of September 15, 2006, we own or operate 235 aircraft, 160 of which are dedicated to our oil and gas operations, 69 of which are dedicated to our air medical operations and six of which are dedicated to our other operations. In addition, we perform maintenance and repair services for existing customers, primarily to those that have their own aircraft.
In September 2001, Al A. Gonsoulin, our Chairman of the Board and Chief Executive Officer, acquired approximately 52% of our voting common stock from our founder’s family. Since that time, we have made significant operational enhancements in our business, including substantial investments in our facilities, the refurbishment of our fleet, the implementation of a significant cost reduction program, upgrades of our computer systems and software and, most recently, the raising of approximately $257 million in offerings in April 2006 and June 2005 to, among other things, partially finance a significant expansion of our fleet. We also have sold helicopters that were not profitable or that did not complement our existing fleet, terminated or declined to renew lower margin contracts and significantly increased our rates. We believe that, with these operational enhancements, we are well positioned to capitalize on opportunities in our industry through the fleet expansion we commenced in late 2003 and have increased as described in this prospectus.
Domestic oil and gas operations
We are a leading provider of safe and reliable helicopter transportation services to the oil and gas industry in the Gulf of Mexico. We transport personnel and, to a lesser extent, parts and equipment to, from and among offshore platforms, drilling rigs and other offshore facilities for our customers. We have one of the largest fleets of helicopters servicing the Gulf of Mexico, and in 2005 flew more than 110,000 hours in the Gulf of Mexico. In 2005, our domestic oil and gas operations generated approximately 60% of our total operating revenues.
Our customers include major integrated oil companies and independent exploration and production companies. We believe we are the sole provider of helicopter transportation services to three of the five largest producers of oil and gas in the Gulf of Mexico, including Shell Oil Company and BP America Production Company, the two largest producers in the Gulf of Mexico in 2005.
In 2003, we targeted the deepwater Gulf of Mexico as a new core area for our services, based on the profitable nature of these operations, our relationships with many of the primary producers in this region and the increasing demand for helicopter transportation services in this market. Since that time, the number of fixed and floating production facilities installed in the deepwater Gulf of Mexico has increased significantly. This has led to a substantial increase in the demand for long distance transportation of personnel and equipment by helicopter. According to Infield Systems Limited, an international energy research firm, 31 deepwater (greater than 1,500 feet of water) fixed production platforms and floating production facilities are currently in service or under development in the Gulf of Mexico and an additional 13 deepwater platforms and facilities have been identified for development in the Gulf of Mexico between 2006 and 2011. As the number of offshore facilities increases, we believe the demand for helicopter transportation to and from these facilities will continue to increase.

In late 2003, in connection with our new strategy of targeting the deepwater market, we initiated a plan to significantly increase the size of our domestic oil and gas fleet by ordering 31 new helicopters, 15 of which are capable of servicing the deepwater Gulf of Mexico. Based on the success of this expansion, current and recent contract negotiations and detailed discussions with a number of our customers regarding their planned activity levels in the Gulf of Mexico, particularly in the deepwater, we increased the size of our domestic oil and gas fleet expansion by reallocating two new helicopters initially scheduled for our air medical operations and ordering an additional 21 helicopters, 11 of which are capable of servicing the deepwater Gulf of Mexico. As a result of this increase, 26 of the 54 new helicopters related to our domestic oil and gas fleet expansion consist of medium and heavy transport helicopters which are capable of servicing the deepwater market. With the addition of these helicopters, we believe we will have one of the largest, newest and most technologically advanced fleets of medium and heavy transport helicopters servicing the deepwater Gulf of Mexico.
Air medical operations
We provide air medical transportation services for hospitals and emergency service agencies. We currently operate in 12 states with 69 aircraft that are specially outfitted to accommodate emergency patients, medical personnel and emergency medical equipment. Our helicopters transport patients between hospitals as well as to hospitals from accident sites or rural locations where ground transportation would be prohibitively slow. We are paid by either commercial insurance companies, federal or state agencies such as Medicare and Medicaid, or the patient. In 2005, approximately 31% of our total operating revenues was generated by our air medical operations.
As part of our initial expansion, we increased our air medical fleet by 15 aircraft to meet the growing demand for air medical services in our existing markets, as well as new markets where we identified demographics that we believe will support a profitable patient transport volume and payor mix for our services. Since 2003, we have commenced air medical operations in 37 new locations to capitalize on business opportunities in areas which we identified as being under-serviced or created by hospitals that elected to outsource their helicopter operations to third parties. During 2004 and 2005, we incurred significant start-up and operating costs in these new locations. New locations typically take several months to build sufficient volume to achieve profitable aircraft utilization levels to absorb the facility start-up and operating costs. Our focus in 2006 is on improving our utilization rates and profit margins in these new locations.
Other operations
We currently provide helicopter services to a major oil company operating in Angola and the Democratic Republic of Congo and to the National Science Foundation in Antarctica. Aircraft operating internationally are typically dedicated to a single customer. We generally do not enter international markets without having customer contracts in place for the region, and are selective in choosing our international customers. We have a total of 16 helicopters currently operating internationally, with 12 of those dedicated to oil and gas operations. In 2005, our international operations contributed approximately 8% of our total operating revenues.
In addition to helicopter transportation services, we perform maintenance and repair services at our Lafayette, Louisiana facility pursuant to a Federal Aviation Administration repair station license, primarily for our own fleet, but also for existing customers that have their own aircraft. The license includes authority to repair airframes, engines, avionics, accessories, radios and instruments and to perform specialized services. Approximately 1% of our total operating revenues in 2005 was generated by our technical services operations.
The address of our principal executive office is 2001 S.E. Evangeline Thruway, Lafayette, Louisiana 70508 and our telephone number at this address is (800) 235-2452.

BUSINESS STRATEGY
Our strategy is to grow our business while maximizing the profitability and cash flow of our existing operations and maintaining a strong credit profile. To achieve this objective, we intend to:

•	leverage our long-term customer relationships with major integrated energy companies and independent oil and gas producers to facilitate our expansion in the deepwater Gulf of Mexico, entering into long-term contracts where possible;

•	protect our leading position in the Gulf of Mexico by maintaining our reputation as one of the safest and most reliable providers of helicopter transportation services;

•	pursue opportunities to grow our air medical operations in existing and new geographic market segments where we believe demographics indicate a profitable patient transport volume; and

•	pursue attractive strategic acquisition opportunities in the domestic and international oil and gas air transportation business and the air medical business.
COMPETITIVE STRENGTHS
We attribute our strong competitive position to a number of factors, including the following:

•	Leading market position in deepwater Gulf of Mexico. We believe we are currently the sole provider of helicopter services in the Gulf of Mexico to three of the top five oil and gas producers, including Shell Oil Company and BP America Production Company, the two largest producers in the Gulf of Mexico in 2005. In addition, we believe we are the sole provider to the operators of 17 of the 31 existing deepwater installations and six of the 13 forecasted deepwater installations to be placed into service by 2011. Our role as the primary provider to many of the largest producers in the deepwater Gulf of Mexico as well as our recent investment in helicopters capable of servicing this market has given us a leading position.

•	Long-term customer relationships. We are the oldest provider of commercial helicopter services in the oil and gas industry in the Gulf of Mexico, and we have worked successfully for years with our customers, many for in excess of 30 years. Our fleet expansion is a product of these long term relationships. As the primary provider to many of the largest producers in the Gulf of Mexico, we have a close working relationship with these producers that has enabled us to anticipate increased activity levels in the Gulf of Mexico and expand our aircraft fleet accordingly. Our close relationships with these companies also may present us with additional international opportunities where our customers operate.

•	Recent operational enhancements. Since 2001, we have made operational enhancements to our business, including substantial investments in our facilities, upgrades of our computer systems and software, the refurbishment of our fleet, the implementation of a significant cost reduction program and, most recently, the raising of approximately $257 million in equity offerings in April 2006 and June 2005 to partially finance a significant expansion of our fleet. In addition, we have sold helicopters that were not profitable or that did not complement our existing fleet, terminated or declined to renew lower margin contracts and significantly increased our rates. As a result of these changes, we have improved our profitability and are well positioned to expand our business to capitalize on opportunities in our industry.

•	Modern, well-maintained fleet. We believe that our existing fleet, together with the aircraft we are adding, are among the most modern and best maintained aircraft operating in the Gulf of Mexico. We target a complete, full-scale refurbishment in our repair and maintenance facility every five years for each of our oil and gas aircraft to maintain this level of quality. The majority of our air medical aircraft have either been purchased new or have undergone an extensive refurbishment since November 2003. In addition, each is routinely inspected in accordance with manufacturer specifications.

•	Integrated operation and maintenance functions. We believe that we are an industry leader in helicopter maintenance, repair and refurbishment operations. We believe that our repair and refurbishment facility in Lafayette, Louisiana, which became operational in 2001, is the premier facility of its kind in the world due to its size, scope of operations, extensive inventory of parts and experienced technical and maintenance personnel. We believe this facility allows us to more efficiently and effectively service our fleet of aircraft, resulting in less downtime and safer operations.

•	Strong safety record; experienced and extensively trained pilots. Safety is critical to us and to our customers. Our pilots average over 9,000 hours of flight time and 15 years of experience, and must have at least 1,000 flight hours and an instrument rating before we hire them. Once hired, our pilots undergo rigorous additional training covering all aspects of helicopter operation. As a result of this training and experience, coupled with our detailed safety programs and comprehensive maintenance, we have one of the best safety records in the industry. According to the National Transportation Safety Board (“NTSB”), for the ten-year period through 2005, our Gulf of Mexico operations averaged 1.33 accidents for each 100,000 flight hours, approximately 42% less than the average rate for our Gulf of Mexico competitors (2.29 accidents per 100,000 flight hours). On a company-wide basis, our accident rate for this period was 1.53 accidents per 100,000 flight hours, compared to a national average rate of 8.70 accidents per 100,000 flight hours.

•	Significant barriers to entry to serve our customers. We believe that there are significant barriers to entry in our industry, particularly with respect to operating aircraft for the major oil companies and the larger independent oil companies. Our largest customers have employees dedicated to setting extensive selection criteria for their helicopter transport providers. These criteria are based on safety and performance records, and very few companies have the substantial infrastructure and track record to meet these stringent requirements. Operators who are unable to meet these rigorous quality standards on a long-term basis generally are excluded from the bidding process. We work closely with our customers to meet their specific requirements. In addition, our primary targets for growth in the air medical industry are currently served by a limited number of major competitors.

•	Experienced management and operations team. Members of our senior management and operations team have significant experience in the oil and gas service industry and in the commercial helicopter service industry. Al A. Gonsoulin, our Chairman of the Board and Chief Executive Officer, has over 35 years of experience in the oil and gas service industry. The ten members of our senior management team have an average of approximately 18 years of service with us. Howard L. Ragsdale, the director of our air medical operations, has significant experience in establishing air medical operations throughout the continental U.S. He and his two regional directors have an aggregate of over 65 years in the emergency medical services industry.
INDUSTRY OVERVIEW
Gulf of Mexico helicopter operations
Offshore oil and gas activities in the Gulf of Mexico require daily movement of several thousand people plus parts and equipment between onshore bases and remote offshore working areas. According to the NTSB, more than two million passengers are transported in the Gulf of Mexico each year. These transports must occur in a safe, timely manner to ensure smooth operations and avoid costly delays. Helicopters are the primary means of offshore transportation and typically are the only economical transportation option for distances greater than 60 miles from shore. The outermost portions of the continental Shelf region of the Gulf of Mexico are located approximately 85 miles from our 11 active onshore bases in Louisiana, Texas and Alabama, and the deepwater areas generally are located from 170 to 230 miles from these bases, which allow us to efficiently service the primary exploration and production areas of the Gulf of Mexico.

Crews working offshore typically work on either a seven days on, seven days off or a 14 days on, 14 days off basis, with crew changes generally occurring midweek at regularly scheduled times. The size of a crew working at any given time is approximately 60 to 90 people for a jackup rig in the Shelf region and 100 to 200 or more people for the larger drilling rigs and production facilities involved in deepwater drilling and production. Typically, there are two crews working onsite at any given time, with one crew being changed out each week. Because a helicopter does not have the passenger capacity to effect an entire crew change in one trip, multiple round trips or multiple helicopters are required for each crew change operation.
We have targeted the deepwater region of the U.S. Gulf of Mexico as a growth area for our services because deepwater exploration and production activities generally require more personnel, which results in more crew changes over a greater distance than Shelf exploration and production. The deepwater region is better served by medium and heavy helicopters, which can carry more personnel and equipment and cover the longer distances and which generally are more profitable for us to operate. Additionally, oil and natural gas exploration, development and production costs in the deepwater generally are higher and involve relatively larger capital commitments and longer lead times and investment horizons than those in the shallow water continental Shelf market. As a result, deepwater drilling activities are typically less sensitive to fluctuations in commodity prices, particularly the price of natural gas. Accordingly, actual or anticipated short-term decreases in oil and natural gas prices are less likely to cause an operator to abandon deepwater or ultra-deepwater projects, and demand for medium and heavy helicopters that serve the deepwater market tends to be more stable than demand for light helicopters that serve the shallow water continental Shelf market.
Demand for helicopter services in the Gulf of Mexico is driven by the number of production facilities (both manned and unmanned) and drilling rigs. Currently, there are approximately 3,895 active oil and gas platforms and 82 active offshore drilling rigs in the Gulf of Mexico. Although the rig count in the Gulf of Mexico has not increased in recent years, utilization and dayrates for both shallow water jackup rigs and deepwater semisubmersible rigs recently have increased. Each of these facilities has dedicated crews that must be rotated on a regular basis.
Deepwater Gulf of Mexico Fixed Production
Platform and Floating Production Facilities
Active Production Platforms
in the Gulf of Mexico

Gulf of Mexico Jackup Utilization
Gulf of Mexico Semisubmersible Utilization
The majority of the 3,895 active oil and gas platforms are located on the continental Shelf of the Gulf of Mexico and must be inspected and maintained on a regular basis by both operators and regulatory officials to satisfy operator and regulatory safety requirements. These ongoing inspection and maintenance services provide a stable level of helicopter demand that generally is less sensitive to short-term changes in commodity prices. Light helicopters are the most efficient way to service these smaller crew changes and maintenance and inspection visits.
In recent years, there has been greater growth in platforms and facilities in the deepwater region of the Gulf of Mexico compared to the more mature continental Shelf as the deepwater region becomes an increasingly important source of oil and natural gas production with many unexplored areas of potential oil and natural gas reserves. Factors contributing to the increased activity in the deepwater Gulf of Mexico include improved 3-D and 4-D seismic data coverage, several key deepwater discoveries, decreased exploration and development costs due to improved technology and experience in the area, and the recognition of high deepwater production rates. Currently, according to the Minerals Management Service, or MMS, there are approximately 3,850 active leases in water depths less than 1,300 feet, and approximately 4,260 active leases beyond that water depth.
According to Infield Systems Limited, an international energy research firm, there are 31 deepwater (greater than 1,500 feet of water) fixed production platforms and floating production facilities currently in service or under development in the Gulf of Mexico, and an additional 13 deepwater platforms and facilities have been identified for development in the Gulf of Mexico between 2006 and 2011, as shown in the table below:

Operator	Deepwater block	Field name	Year

ConocoPhillips	Green Canyon 184	Jolliet	1989
Shell	Garden Banks 426	Auger	1993
Kerr-McGee	Viosca Knoll 826	Neptune	1996
Shell	Mississippi Canyon 807	Mars	1996
Shell	Viosca Knoll 956	Ram-Powell	1997
Amerada Hess	Garden Banks 260	Baldpate	1998
ENI	Ewing Bank 921	Morpeth	1998
Chevron	Viosca Knoll 786	Petronius	1998
Chevron	Green Canyon 205	Genesis	1998
ENI	Green Canyon 254	Allegheny	1999
BP	Viosca Knoll 915	Marlin	1999
Shell	Mississippi Canyon 809	Ursa	1999
ExxonMobil	Alaminos Canyon 25	Hoover	1999
Chevron	Green Canyon 237	Typhoon	2001
Shell	Green Canyon 158	Brutus	2001
Kerr-McGee	East Breaks 643	Boomvang	2001

Operator	Deepwater block	Field name	Year

Kerr-McGee	East Breaks 602	Nansen	2001
BP	Mississippi Canyon 127	Horn Mountain	2002
Murphy	Mississippi Canyon 582	Medusa	2003
Total	Mississippi Canyon 243	Matterhorn	2003
Kerr-McGee	Garden Banks 668	Gunnison	2003
Dominion	Mississippi Canyon 773	Devils Tower	2003
BP	Mississippi Canyon 474	Na Kika	2003
Murphy	Green Canyon 338	Front Runner	2004
Anadarko	Green Canyon 608	Marco Polo	2004
BP	Green Canyon 645	Holstein	2004
BP	Green Canyon 782	Mad Dog	2004
ConocoPhillips	Garden Banks 783	Magnolia	2004
Kerr-McGee	Garden Banks 876	Red Hawk	2004
BP	Mississippi Canyon 778	Thunder Horse	2005
Kerr-McGee	Green Canyon 680	Constitution	2005
ATP	Mississippi Canyon 711	Gomez	2006
Anadarko	Mississippi Canyon 920	Independence Hub	2006
BP	Green Canyon 743	Atlantis	2006
BHP	Green Canyon 613	Neptune	2007
Norsk Hydro	Atwater Valley 63	Telemark	2007
Chevron	Green Canyon 640	Tahiti	2008
BHP	Green Canyon 654	Shenzi	2008
Chevron	Mississippi Canyon 695	Blind Faith	2008
Dominion	Mississippi Canyon 734	Thunder Hawk	2008
Shell	Mississippi Canyon 809	GUMBO	2009
ExxonMobil	Mississippi Canyon 508	Hawkes	2010
Chevron	Atwater Valley 182	Sturgis	2010
Total	Mississippi Canyon 941	Mirage	2011
Infield Systems Limited projects that the number of deepwater Gulf of Mexico production facilities will increase by over 42% from 2005 to 2011 as production from the large number of recent discoveries commences. These new facilities often result in increased drilling activity as this additional infrastructure can be used to develop satellite fields that would not be economically feasible to develop on a standalone basis.
Air medical operations
The civilian air medical industry began in the 1970s and has grown steadily since that time. According to a 2005 publication, the civilian air medical fleet has nearly doubled since 1997, and patient transports are increasing by an estimated 5% per year. Patient air transports can be from one medical facility to another or from an accident scene or rural location to a medical facility.
According to a 2005 report by C.E. Unterberg, Towbin, an independent investment banking and brokerage firm, the entire U.S. air medical transportation market is approximately $2.0 billion, of which approximately 80%, or $1.6 billion, is controlled by hospitals operating their own fleet and approximately 20%, or $400 million, is shared by independently owned emergency medical service operators. In recent years, hospitals operating their own fleet gradually have begun to exit this market, which is expected to increase the portion of the market available to independent operators over the next several years. While we have a small number of contracts directly with hospitals, we primarily provide air medical transport services as an independent operator. Under this model, which we refer to as the “independent provider model,” we provide not only the transportation, but also the medical care, communications and dispatch, and billing and collections. Our revenues under this model are variable and consist of flight fees billed directly to patients, their insurers or to governmental agencies such as Medicare and Medicaid.
SAFETY RECORD
Customers consistently cite safety and reliability as a critical factor in selecting a provider of air transportation services. Since our inception in 1949, safety has been a top priority and one of the cornerstones of our culture. In over 50 years of operations we have logged more than nine million flight hours, and during that time we have developed and refined rigorous safety programs and practices that have given us one of the strongest safety records in the commercial helicopter industry.
The key elements of our superior safety record are awareness, extensive training, employee incentives and comprehensive maintenance of our fleet. We strive to incorporate best safety practices in every area of our operations. Our company-wide safety program rewards employees who contribute to our safety goals by working accident free, and we believe our pilots and mechanics are among the most experienced and well trained in the industry.
From 1995 through 2005, we averaged an NTSB accident rate per 100,000 flight hours of 1.33 for our Gulf of Mexico operations, compared to our Gulf of Mexico competitors’ average accident rate of 2.29. For the same period, our company-wide NTSB accident rate per 100,000 flight hours was 1.53 compared to the national average rate of 8.70.
IMPACT OF HURRICANES
During the third quarter of 2005, Hurricane Katrina made landfall in southeastern Louisiana and Hurricane Rita made landfall in southwestern Louisiana. Although both hurricanes have affected our operations, we were able to successfully evacuate all of our aircraft prior to both storms and all of our employees were accounted for with no injuries reported. While none of our aircraft suffered damage from the hurricanes, we did incur some flooding and wind damage at our bases in Louisiana. Most of the damage has been repaired, and all but two of our bases are operational again. We currently estimate the costs related to the damage caused by the hurricanes to be approximately $8.5 million, most of which we expect to be covered by insurance.
Following the evacuation of customer personnel from the Gulf of Mexico, flight hours were adversely affected by the hurricanes as aircraft were evacuated and grounded until the storm passed. When flights resumed, we experienced an increase in flight hours as customers began assessing damage and making repairs to facilities in the Gulf of Mexico. Additionally, our Air Medical segment experienced higher than normal flight activity in the third quarter while assisting with the evacuations of New Orleans and areas in southeastern Texas.
RECENT TENDER OFFER, NOTES OFFERING AND EQUITY OFFERING
On April 12, 2006, we accepted for purchase and payment approximately $184.8 million of the $200 million outstanding principal amount of our 9 3/8% senior notes due 2009 that were validly tendered and not validly withdrawn pursuant to a cash tender offer and consent solicitation for the notes that was announced on March 24, 2006. The holders of the notes who tendered prior to 5:00 p.m., New York City time, on April 6, 2006 received a consent payment of $2.00 per $1,000 principal amount of the notes validly tendered and accepted for purchase, in addition to the tender offer consideration of $1,046.88 per $1,000 principal amount of notes plus accrued and unpaid interest. The total cost to repurchase these notes was $201.6 million. On May 1, 2006, we called for redemption the remaining $15.2 million of 9 3/8% senior notes due 2009 outstanding, at a redemption price of 104.688% of their face amount plus accrued and unpaid interest. The total cost to repurchase the remaining outstanding 9 3/8% notes was $16.6 million.
On April 12, 2006, we completed the private offering of $200 million aggregate principal amount of unregistered 7.125% Senior Notes due 2013 pursuant to a purchase agreement with UBS Securities

LLC, the initial purchaser. All of our U.S. subsidiaries, International Helicopter Transport, Inc., Air Evac Services, Inc., PHI Air Medical, Inc., PHI Tech Services, Inc., Petroleum Helicopters International, Inc., Helicopter Management, L.L.C., Helicopter Leasing, L.L.C., HELEX, L.L.C. and Sky Leasing, L.L.C., are guarantors of the notes. The unregistered notes were offered by the initial purchaser only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, and outside the United States in accordance with Regulation S under the Securities Act.
Concurrently with the private placement of the unregistered notes, we issued 4,287,920 shares of our non-voting common stock. On May 1, 2006, we issued an additional 578,680 shares of our non-voting common stock pursuant to the underwriters’ over-allotment option.
OTHER RECENT DEVELOPMENTS
On September 20, 2006, approximately 210 of our pilots, or approximately 35% of our pilot workforce, commenced a strike after our negotiations with the Office & Professional Employees International Union (“OPEIU”) with respect to a new collective bargaining agreement ended without the parties reaching agreement. We have implemented our contingency plan, which has allowed us currently to continue flight activity for all operations other than approximately 20% of the flights in our Domestic Oil and Gas segment and 10% of the flights in our Air Medical segment.
On August 28, 2006, the National Mediation Board released us and the OPEIU from the “cooling off” period and mediation. At that time, we implemented our proposed compensation for our pilots which, we believe, places those wages slightly above those of our competitors in the relevant sectors. We also have offered retroactive compensation and a retention bonus to be paid upon contract ratification. Although we are willing to continue to negotiate with the OPEIU, no such negotiations currently are taking place and there can be no assurance that any such negotiations would be successful, or as to the terms of any agreement that may be reached. See “Risk Factors — A significant portion of our pilots are on strike, which could materially adversely affect our operations and financial condition, as well as our customer relationships.”
CORPORATE INFORMATION
On December 30, 2005, we changed our name from “Petroleum Helicopters, Inc.” to “PHI, Inc.” In addition, the trading symbol for our voting common stock changed to “PHII,” and the symbol for our non-voting common stock changed to “PHIIK.”
In September 2001, Mr. Gonsoulin, our Chairman of the Board and Chief Executive Officer, acquired approximately 52% of our outstanding voting common stock from our founder’s family, which represents approximately 14.2% of our total outstanding equity. In addition, Mr. Gonsoulin purchased 100,000 shares of our non-voting common stock in our equity offering. Mr. Gonsoulin has over 35 years of experience in the oil and gas service industry. In 1977, he founded Sea Mar, Inc., a provider of marine transportation and support services to the oil and gas industry in the Gulf of Mexico, and sold it to Pool Energy Services Co. in 1998. Pool Energy Services was acquired by Nabors Industries, Inc. in 1999, and Mr. Gonsoulin continued to serve as President of Sea Mar until December 31, 2001.

Summary of the exchange offer
You are entitled to exchange in the exchange offer your outstanding unregistered notes for registered notes with substantially identical terms. The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read the discussion under the heading “Description of the notes” for further information regarding the registered notes.

The Exchange Offer	We are offering to exchange up to $200,000,000 aggregate principal amount of our registered 7.125% Senior Notes due 2013, for a like principal amount of our unregistered 7.125% Senior Notes due 2013, which were issued on April 12, 2006.

Registration Rights	Under the registration rights agreement entered into as part of the offering of the unregistered notes, we and the guarantors agreed to:

• file this registration statement within 90 days after the issue date of the notes enabling noteholders to exchange the privately placed notes for publicly registered exchange notes with substantially the same terms;

• use reasonable best efforts to cause the registration statement to be declared effective within 210 days after the issue date of the notes;

• use reasonable best efforts to consummate the exchange offer within 240 days after the issue date; and

• use reasonable best efforts to file a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

We agreed to make additional payments to holders of the notes under certain circumstances if we do not comply with our obligations under the registration rights agreement. See “The Exchange Offer— Registration Rights.”

Resales	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the registered notes issued pursuant to the exchange offer in exchange for unregistered notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

• are acquiring the registered notes in the ordinary course of business; and

• have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the registered notes.

In addition, each participating broker-dealer that receives registered notes for its own account pursuant to the exchange offer in exchange for unregistered notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.”

Any holder of unregistered notes, including any broker-dealer, who

• is our affiliate,

• does not acquire the registered notes in the ordinary course of its business, or

• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of registered notes,

cannot rely on the position of the staff of the Commission expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the registered notes.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on December 4, 2006, unless we extend the exchange offer in our sole discretion, in which case the term “expiration time” means the latest date and time to which the exchange offer is extended. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer— Conditions to the Exchange Offer.”

Procedures for tendering old notes	If you wish to exchange your notes in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the unregistered notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold unregistered notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any registered notes that you receive will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the registered notes;

• if you are a broker-dealer that will receive registered notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the registered notes; and

• you are not our “affiliate” as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Withdrawal of tenders	A tender of unregistered notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any unregistered notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of this exchange offer.

Guaranteed delivery procedures	If you wish to tender your unregistered notes and your unregistered notes are not immediately available or you cannot deliver your unregistered notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your unregistered notes according to the guaranteed delivery procedures set forth in this prospectus under “The exchange offer— Guaranteed delivery.”

Delivery of the registered notes	The registered notes issued pursuant to this exchange offer will be delivered to holders who tender unregistered notes promptly following the expiration time.

Effect on holders of unregistered notes	As a result of the making of, and upon acceptance for exchange of all validly tendered unregistered notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of unregistered notes and do not tender your unregistered notes in the exchange offer, you will continue to hold such unregistered notes and you will be entitled to all the rights and limitations applicable to the unregistered notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

Consequences of failure to exchange	All untendered unregistered notes will continue to be subject to the restrictions on transfer provided for in the unregistered notes and in the indenture. In general, the unregistered notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not anticipate that we will register the unregistered notes under the Securities Act.

Material United States Federal Income tax consequences	The exchange of old notes for registered notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. For more information, see “Material U.S. federal income tax consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the registered notes.

Exchange Agent	The Bank of New York Trust Company, N.A. is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The exchange offer— Exchange Agent.”

Summary of the registered notes

Issuer	PHI, Inc.

Notes Offered	$200,000,000 aggregate principal amount of 7.125% Senior Notes due 2013. The terms of the registered notes are substantially identical to the terms of the outstanding unregistered notes, except that the transfer restrictions and registration rights relating to the unregistered notes do not apply to the registered notes.

Interest	The registered notes will accrue interest from the date of their issuance at the rate of 7.125% per year. Interest on the registered notes will be payable semi-annually in arrears in cash on each April 15 and October 15, commencing on October 15, 2006.

Maturity Date	April 15, 2013.

Guarantees	All of our existing and future U.S. restricted subsidiaries will guarantee the registered notes on a senior basis. Our existing U.S. restricted subsidiaries who are guarantors consist of International Helicopter Transport, Inc., PHI Tech Services, Inc., Air Evac Services, Inc., PHI Air Medical, Inc., Petroleum Helicopters International, Inc., Helicopter Management, L.L.C., Helicopter Leasing, L.L.C., HELEX, L.L.C. and Sky Leasing, L.L.C. The guarantees are full and unconditional and joint and several obligations of each of the guarantors. The obligations of each guarantor under its guarantee are limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

Ranking	The registered notes will be our unsecured, senior obligations and will rank equally in right of payment with all our existing and future senior debt. The registered notes will rank senior to all of our future subordinated debt. Each of our subsidiary’s guarantees with respect to the registered notes will be general, unsecured senior obligations of such guarantor subsidiary and will rank equally in right of payment with all of such guarantor subsidiary’s existing and future senior debt. However, the registered notes and the guarantees will be effectively subordinated to (1) future secured debt that we and our guarantor subsidiaries incur to the extent of the value of the assets securing such debt (including any borrowings under our revolving credit facility) and (2) any future debt and other liabilities of our non-guarantor subsidiaries. As of September 15, 2006, we had no borrowings under our revolving credit facility other than $5.2 million in letters of credit. As of such date, availability for borrowings under the revolving credit facility was $29.8 million. All borrowings and letter of credit obligations under the revolving credit facility are effectively senior to the notes to the extent of the value of the assets securing such borrowings.

Optional Redemption	We may redeem the registered notes, in whole or part, at any time on or after April 15, 2010 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption and a premium described in “Description of the notes— Optional Redemption” and prior to such date pursuant to certain make-whole provisions. Prior to April 15, 2009, we may redeem up to 35% of the notes with the net cash proceeds of qualified equity offerings.

Change of Control	Upon certain change of control events, each holder of registered notes may require us to repurchase all or a portion of its registered notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See “Description of the notes— Change of Control.”

Certain Covenants	The indenture governing the registered notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries, as defined in the indenture, to:

• incur additional indebtedness and issue certain capital stock;

• pay dividends on, redeem or repurchase capital stock;

• make investments;

• sell assets;

• engage in transactions with affiliates;

• enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;

• enter into different lines of business;

• create unrestricted subsidiaries;

• enter into sale and leaseback transactions;

• create liens on our assets; and

• consolidate, merge or transfer all or substantially all of our assets or our assets and the assets of our restricted subsidiaries on a consolidated basis.

These covenants are subject to important exceptions and qualifications, which are described in “Description of the notes.” Many of the covenants will be suspended during any period when the registered notes have an investment grade rating from the rating agencies as described under “Description of the notes— Certain Covenants.”

Risk factors
You should carefully consider the risks described below before participating in this exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which in turn could adversely affect our ability to pay the notes. In such case, you could lose all or part of your original investment.
RISKS RELATING TO THE EXCHANGE OFFER
If you do not exchange your unregistered notes, your notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your notes. In addition, the market value of your unregistered notes may be lower if you do not exchange your unregistered notes.
The unregistered notes have not been registered under the Securities Act, and may not be resold by purchasers thereof unless the unregistered notes are subsequently registered or an exemption from the registration requirements of the Securities Act is available. Unregistered notes that are not tendered in the exchange offer will continue to be subject to transfer restrictions. If you do not exchange your unregistered notes in the exchange offer, you will lose your right to have the notes registered under the Securities Act, as we have no obligation after completion of the exchange offer to register the notes. To the extent that unregistered notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for unregistered notes that remain outstanding may be significantly more limited, which could adversely affect the liquidity of any unregistered notes not tendered for exchange. The extent of the market and the availability of price quotations for unregistered notes would depend upon a number of factors, including the number of holders of unregistered notes remaining at such time and the interest in maintaining a market in such unregistered notes on the part of securities firms. An issue of securities with a smaller outstanding market value available for trading, or float, may command a lower price than would a comparable issue of securities with a greater float. Therefore, the market price for unregistered notes that are not exchanged in the exchange offer may be affected adversely to the extent that the amount of unregistered notes exchanged pursuant to the exchange offer reduces the float. The reduced float also may tend to make the trading price of the unregistered notes that are not exchanged more volatile.
Your unregistered notes will not be accepted for exchange if you fail to follow the exchange offer procedures. If your unregistered notes are not accepted for exchange, your notes will continue to be subject to transfer restrictions and you may not be able to sell your notes, and the market value of your notes may be lower. Issuance of the registered notes in exchange for the unregistered notes pursuant to the exchange offer will be made following the satisfaction, or waiver, of the conditions set forth in “The exchange offer—Conditions to the exchange offer” and only after timely receipt by the exchange agent of the unregistered notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of unregistered notes desiring to tender unregistered notes in exchange for registered notes should allow sufficient time to ensure timely delivery of all required documentation. Neither we, the exchange agent nor any other person is under any duty to give notification of defects or irregularities with respect to the tenders of unregistered notes for exchange. Unregistered notes that may be tendered in the exchange offer but which are not validly tendered will, following the consummation of the exchange offer, remain outstanding and will continue to be subject to the same transfer restrictions currently applicable to the unregistered notes, and will not have any further registration rights.

Risk factors

There is no public market for the notes and you cannot be sure an active trading market for the notes will develop.
We cannot assure you that, even following registration or exchange of the unregistered notes for registered notes, an active trading market for the unregistered notes or the registered notes will exist, and we will have no obligation to create such a market. At the time of the private placement of the unregistered notes, the initial purchasers advised us that they intended to make a market in the unregistered notes and, if issued, the registered notes. However, the initial purchasers are not obligated to make a market in the unregistered notes or the registered notes, and any such market-making may be discontinued at any time at the sole discretion of the initial purchasers. No assurance can be given as to the liquidity of or trading market for the unregistered notes or the registered notes.
The liquidity of any market for the notes will depend upon the number of holders of the notes, the overall market for high yield securities, our financial performance or prospects or in the prospects for companies in our industry generally, the interest of securities dealers in making a market in the notes and other factors. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your note. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.
If the number of outstanding unregistered notes is reduced through the exchange offer, the existing limited market for the unregistered notes will become further constricted, with a probable decrease in the liquidity of the unregistered notes. Further, the unregistered notes that are not tendered in the exchange offer will continue to be subject to the existing transfer restrictions. Following the exchange offer, we will have no obligation to provide for the registration under the Securities Act of unexchanged unregistered notes.
RISKS RELATING TO THE NOTES
Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.
We are a highly leveraged company and, as a result, have significant debt service obligations. As of September 15, 2006, our total indebtedness was $200.0 million, the aggregate principal amount of our unregistered notes. In April 2006, we issued $200 million of 7.125% Senior Notes due April 15, 2013. Proceeds of the notes, together with some of the proceeds of our concurrent equity, were used to retire our existing $200 million 9 3/8% Senior Notes due May 1, 2009. As a result of these transactions, at June 30, 2006, our debt to equity ratio became 0.51 to 1.00. As of such date, availability for borrowings under the revolving credit facility was $25.9 million, which does not include an additional $5.1 million in letters of credit. All borrowings and obligations with respect to letters of credit issued under the revolving credit facility are effectively senior to the notes to the extent of the value of the assets securing such borrowings. In addition, we could incur additional debt in the future, which could negatively impact our financial condition, results of operations and business prospects and prevent us from satisfying our obligations under the notes.

Risk factors

The degree to which we are leveraged or may become leveraged in the future could have important consequences to you, including:

•	we will be required to dedicate a substantial portion of our cash flow from operations to interest and principal payments, reducing funds available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•	our ability to obtain additional financing in the future may be impaired;

•	it may make it more difficult for us to satisfy our obligations with respect to the notes;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	it may limit, along with the financial and other restrictive covenants in our senior revolving credit facility and future indebtedness, among other things, our ability to borrow additional funds or dispose of assets;

•	our flexibility in planning for, or reacting to, changes in our business and industry may be limited; and

•	our degree of leverage may make us more vulnerable in the event of a downturn in our business, our industry or the economy in general.
The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, business prospects and ability to satisfy our obligations under the notes.
Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control.
In the event of our bankruptcy or liquidation, holders of the notes will be paid from any assets remaining after payments to any holders of secured debt and debt of our non-guarantor subsidiaries.
The notes and the guarantees are general unsecured senior obligations of us and our subsidiary guarantors, effectively junior to any of our existing or future secured debt to the extent of the value of assets securing that debt. The notes and the guarantees are effectively subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries. If we are declared bankrupt or insolvent, or are liquidated, holders of our secured debt and any secured debt of our subsidiaries will be entitled to be paid from our assets before any payment may be made with respect to the notes. In addition, in that circumstance, holders of debt of our non-guarantor subsidiaries would be entitled to be paid from the assets of those subsidiaries before the proceeds of those assets could be applied to pay the notes. If any of the foregoing events occurs, we cannot assure you that we will have sufficient assets to pay amounts due on our secured debt, the secured debt of our subsidiary guarantors, the debt of our non-guarantor subsidiaries, and the notes and other liabilities of us and our subsidiaries. As a result, holders of the notes may receive less, ratably, than holders of secured debt of us or our subsidiary guarantors or the debt of our non-guarantor subsidiaries in the event of bankruptcy or liquidation.

Risk factors

Other restrictions in our debt agreements could limit our growth and our ability to respond to changing conditions.
Our senior revolving credit facility and the indenture governing the notes contain a number of other significant covenants in addition to covenants restricting the incurrence of additional debt or guarantees of additional indebtedness. These covenants limit our ability, among other things, to:

•	pay cash dividends or distributions on our capital stock or to repurchase our capital stock or make other restricted payments;

•	make certain investments;

•	create certain liens on our assets to secure debt;

•	merge or to enter into other business combination transactions;

•	issue and sell capital stock of our subsidiaries;

•	enter into sale and leaseback transactions;

•	enter into certain transactions with affiliates; and

•	transfer and sell assets.
In addition, our senior revolving credit facility requires us to maintain certain financial ratios and satisfy certain financial condition tests and may require us to take action to reduce our debt or take some other action to comply with them. These restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our senior revolving credit facility and the indenture impose on us.
A breach of any of these covenants would result in a default under the applicable debt agreement. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and acceleration of, the debt outstanding under the other debt agreements. The accelerated debt would become immediately due and payable. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us. See “Description of the notes—Events of Default.”
We may not be able to repurchase the notes or repay debt under our credit facility upon a change of control.
Upon the occurrence of a change of control, holders of the notes may require us to offer to repurchase all or any part of their notes. We may not have sufficient funds at the time of the change of control to make the required repurchases, or restrictions under our senior revolving credit facility may not allow such repurchases. Additionally, an event constituting a “change of control” (as defined in the indenture) will likely be an event of default under our senior revolving credit facility if we are required to offer to repurchase the notes but are unable to do so, which default would, if it should occur, permit the lenders to accelerate the debt outstanding under our senior revolving credit facility and that, in turn, would cause an event of default under the indenture.
The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds would be available at the time of any change of control to make any required

Risk factors

repurchases of the notes tendered and to repay debt under our senior revolving credit facility. Furthermore, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any of our future credit agreements or other agreements relating to debt will most likely contain similar restrictions and provisions.
Not all of our subsidiaries guarantee the notes.
We conduct a significant portion of our business through our subsidiaries. Our foreign subsidiaries are not guaranteeing the notes. Although our non-guarantor subsidiaries did not generate any of our revenues during the twelve-month period ended December 31, 2005 or the six-month period ended June 30, 2006, and these subsidiaries had de minimis assets and no indebtedness (other than intercompany debt) as of December 31, 2005 and June 30, 2006, these non-guarantor subsidiaries may have revenues, assets and indebtedness in the future, in which case the claims of creditors of such non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness, and claims of preferred stockholders (if any) of such subsidiaries will generally have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of our company, including holders of the notes, even if the obligations of the subsidiaries do not constitute senior indebtedness.
The subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances, and a court may subordinate or void the subsidiary guarantees.
Under various fraudulent conveyance or fraudulent transfer laws, a court could subordinate or void the subsidiary guarantees. Generally, to the extent that a U.S. court were to find that at the time one of our subsidiaries entered into a subsidiary guarantee either:

•	the subsidiary incurred the guarantee with the intent to hinder, delay or defraud any present or future creditor, or contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

•	the subsidiary did not receive fair consideration or reasonably equivalent value for issuing the subsidiary guarantee and, at the time it issued the subsidiary guarantee, the subsidiary:

•	was insolvent or became insolvent as a result of issuing the subsidiary guarantee,

•	was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary constituted unreasonably small capital, or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured, then the court could void or subordinate the subsidiary guarantee in favor of the subsidiary’s other obligations.
A legal challenge of a subsidiary guarantee on fraudulent conveyance grounds may focus, among other things, on the benefits, if any, the subsidiary realized as a result of our issuing the notes. To the extent a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would not have any claim against that subsidiary and would be creditors solely of us and any other subsidiary guarantors whose guarantees are not held unenforceable.

Risk factors

RISKS INHERENT IN OUR BUSINESS
Our operations are affected by adverse weather conditions and seasonal factors.
We are subject to three types of weather-related or seasonal factors:

•	the tropical storm and hurricane season in the Gulf of Mexico;

•	poor weather conditions that often prevail during winter and can generally develop in any season; and

•	reduced daylight hours during the winter months.
Poor visibility, high winds and heavy precipitation can affect the operation of helicopters and significantly reduce our flight hours. A significant portion of our operating revenue is dependent on actual flight hours and a substantial portion of our direct costs is fixed. Thus, prolonged periods of adverse weather can materially and adversely affect our operating revenues and net earnings.
In the Gulf of Mexico, the months of December, January and February have more days of adverse weather conditions than the other months of the year. Also, June through November is tropical storm and hurricane season in the Gulf of Mexico, with August and September typically being the most active months. During tropical storms, we are unable to operate in the area of the storm and can incur significant expense in moving our aircraft to safer locations. In addition, as most of our facilities are located along the Gulf of Mexico coast, tropical storms and hurricanes may cause substantial damage to our property, including helicopters that we are unable to relocate.
Because the fall and winter months have fewer hours of daylight, our flight hours are generally lower at those times, which typically results in a reduction in operating revenues during those months. Currently, only 50 of the 148 helicopters used in our domestic oil and gas operations are equipped to fly under instrument flight rules (“IFR”), which enables these aircraft, when manned by IFR-rated pilots and co-pilots, to operate when poor visibility or darkness prevents flight by aircraft that can fly only under visual flight rules (“VFR”). Not all of our pilots are IFR rated. Additionally, most of our air medical fleet currently is not equipped with night vision capability.
We may not be able to obtain acceptable customer contracts covering some of our new helicopters and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.
We are substantially expanding our fleet of helicopters. Many of our new oil and gas helicopters may not be covered by customer contracts when they are placed into service, and we cannot assure you as to when we will be able to utilize these new helicopters or on what terms. To the extent our helicopters are covered by a customer contract when they are placed into service, many of these contracts are for a short term, requiring us to seek renewals more frequently.
Once a new helicopter is delivered to us, we generally spend between two and three months installing mission-specific and/or customer-specific equipment before we place it into service. As a result, there can be a significant delay between the delivery date for a new helicopter and the time that it is able to generate revenues for us.
We expect that some of our customers may request new helicopters in lieu of our existing helicopters, which could adversely affect the utilization of our existing fleet.
Our contracts generally can be terminated or downsized by our customers without penalty.
Most of our fixed-term contracts contain provisions permitting early termination by the customer, sometimes with as little as 30 days’ notice for any reason and generally without penalty. In addition,

Risk factors

many of our contracts permit our customers to decrease the number of aircraft under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on our customer contracts or the terms of those contracts.
Increased governmental regulations could increase our costs or reduce our ability to operate successfully.
Our operations are regulated by a number of federal and state agencies. All of our flight operations are regulated by the Federal Aviation Administration (“FAA”). Aircraft accidents are subject to the jurisdiction of the NTSB. Standards relating to the workplace health and safety are monitored by the federal Occupational Safety and Health Administration (“OSHA”). Also, we are subject to various federal and state environmental statutes that are discussed in more detail under “Management’s discussion and analysis of financial condition and results of operations—Environmental matters” and “Business—Environmental matters.”
The FAA has jurisdiction over many aspects of our business, including personnel, aircraft and ground facilities. We are required to have an Air Taxi Certificate, granted by the FAA, to transport personnel and property in our helicopters. This certificate contains operating specifications that allow us to conduct our present operations, but it is potentially subject to amendment, suspension or revocation in accordance with procedures set forth in the Federal Aviation Act. The FAA is responsible for ensuring that we comply with all FAA regulations relating to the operation of our aviation business, and conducts regular inspections regarding the safety, training and general regulatory compliance of our U.S. aviation operations. Additionally, the FAA requires us to file reports confirming our continued compliance.
FAA regulations require that at least 75% of our voting securities be owned or controlled by citizens of the U.S. or one of its possessions, and that our president and at least two-thirds of our directors be U.S. citizens. Our Chief Executive Officer and all of our directors are U.S. citizens, and our organizational documents provide for the automatic reduction in voting power of each share of voting common stock owned or controlled by a non-U.S. citizen if necessary to comply with these regulations.
We are subject to significant regulatory oversight by OSHA and similar state agencies. We are also subject to the Communications Act of 1934 because of our ownership and operation of a radio communications flight-following network throughout the Gulf of Mexico.
Numerous other federal statutes and rules regulate our offshore operations and those of our customers, pursuant to which the federal government has the ability to suspend, curtail or modify certain or all offshore operations. A suspension or substantial curtailment of offshore oil and gas operations for any prolonged period would have an immediate and materially adverse effect on us. A substantial modification of current offshore operations could adversely affect the economics of such operations and result in reduced demand for our services.
The helicopter services business is highly competitive, which could adversely impact our pricing and demand for our services.
All segments of our business are highly competitive, which could adversely impact our pricing and demand for our services. Many of our contracts are awarded after competitive bidding, and the competition for those contracts generally is intense. The principal aspects of competition are safety, price, reliability, availability and service.
We have two major competitors and several small competitors operating in the Gulf of Mexico, and most of our customers and potential customers could operate their own helicopter fleets if they chose to do so. At least one of our primary competitors is in the process of significantly expanding its fleet.

Risk factors

Our Air Medical segment competes for business primarily under the independent provider model and, to a lesser extent, under the hospital-based model. Under the independent provider model, we have no contracts and no fixed revenue stream, but must compete for transport referrals on a daily basis with other independent operators in the area. Under the hospital-based model, we contract directly with the hospital to provide their transportation services, with the contracts typically awarded on a competitive bid basis. Under both models, we compete against national and regional companies, and there is usually more than one competitor in each local market. In addition, we compete against hospitals that operate their own helicopters and, in some cases, against ground ambulances as well.
The failure to maintain our safety record would seriously harm our ability to attract new customers and maintain our existing customers.
A favorable safety record is one of the primary factors a customer reviews in selecting an aviation provider. If we fail to maintain our safety and reliability record, our ability to attract new customers and maintain our current customers will be materially adversely affected.
Helicopter operations involve risks that may not be covered by our insurance or may increase the cost of our insurance.
The operation of helicopters inherently involves a high degree of risk. Hazards such as aircraft accidents, collisions, fire and adverse weather are hazards that must be managed by providers of helicopter services and may result in loss of life, serious injury to employees and third parties, and losses of equipment and revenues.
We maintain hull and liability insurance on our aircraft, which insures us against physical loss of, or damage to, our aircraft and against certain legal liabilities to others. In addition, we carry war risk, expropriation, confiscation and nationalization insurance for our aircraft involved in international operations. In some instances, we are covered by indemnity agreements from our customers in lieu of, or in addition to, our insurance. Our aircraft are not insured for loss of use.
Our insurance and indemnification arrangements do not cover all potential losses and are subject to deductibles, retentions, coverage limits and coverage exceptions such that severe casualty losses, or the expropriation or confiscation of significant assets, could materially and adversely affect our financial condition or results of operations. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our financial condition and results of operations.
Our air medical operations expose us to numerous special risks, including collection risks, high start-up costs and potential medical malpractice claims.
We recently have expanded our air medical business. These operations are highly competitive and expose us to a number of risks that we do not encounter in our oil and gas operations. For instance, the fees for our air medical services generally are paid by individual patients, insurance companies, or government agencies such as Medicare and Medicaid. As a result, our profitability in this business depends not only on our ability to generate an acceptable volume of patient transports, but also on our ability to collect our transport fees. We are not permitted to refuse service to patients based on their inability to pay.
As we continue to enter into new markets, we may not be able to identify markets with a favorable payor mix. As a result, even if we are able to generate an acceptable volume of patient transports, we cannot assure you that our new markets will be profitable for us. In addition, we generally incur significant start-up costs and lower utilization rates as we enter new air medical markets, which could further impact our profitability. Finally, we employ paramedics, nurses and other medical professionals for these operations, which can give rise to medical malpractice claims against us, which, if not fully

Risk factors

covered by our medical malpractice insurance, could materially adversely affect our financial condition and results of operations.
Our dependence on a small number of helicopter manufacturers poses a significant risk to our business and prospects.
We contract with a small number of manufacturers for most of our aircraft expansion and replacement needs. If any of these manufacturers faced production delays due to, for example, natural disasters or labor strikes, we may experience a significant delay in the delivery of previously ordered aircraft, which would adversely affect our revenues and profitability and could jeopardize our ability to meet the demands of our customers. We have limited alternatives to find alternate sources of new aircraft.
Our international operations are subject to political, economic and regulatory uncertainty.
Our international operations, which represented approximately 8% of our total operating revenues for the year ended December 31, 2005, are subject to a number of risks inherent in operating in lesser developed countries, including:

•	political, social and economic instability;

•	terrorism, kidnapping and extortion;

•	potential seizure or nationalization of assets;

•	import-export quotas; and

•	currency fluctuations or devaluation.
Additionally, our competitiveness in international markets may be adversely affected by government regulation, including regulations requiring:

•	the awarding of contracts to local contractors;

•	the employment of local citizens; and

•	the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local ownership.
Our failure to attract and retain qualified personnel could adversely affect us.
Our ability to attract and retain qualified pilots, mechanics, nurses, paramedics and other highly trained personnel will be an important factor in determining our future success. Many of our customers require pilots of aircraft that service them to have inordinately high levels of flight experience. The market for these experienced and highly trained personnel is extremely competitive. Accordingly, we cannot assure you that we will be successful in our efforts to attract and retain such persons. Some of our pilots and mechanics and those of our competitors are members of the U.S. military reserves and could be called to active duty. If significant numbers of such persons are called to active duty, it would reduce the supply of such workers, possibly curtailing our operations and likely increasing our labor costs.
RISKS SPECIFIC TO OUR COMPANY
We are highly dependent on the offshore oil and gas industry.
Approximately 60% of our 2005 operating revenue was attributable to helicopter support for domestic offshore oil and gas exploration and production companies. Our business is highly dependent on the level of activity by the oil and gas companies, particularly in the Gulf of Mexico.

Risk factors

The level of activity by our customers operating in the Gulf of Mexico depends on factors that we cannot control, such as:

•	the supply of, and demand for, oil and natural gas and market expectations regarding supply and demand;

•	actions of OPEC, and Middle Eastern and other oil producing countries, to control prices or change production levels;

•	general economic conditions in the United States and worldwide;

•	war, civil unrest or terrorist activities;

•	governmental regulation; and

•	the price and availability of alternative fuels.
Any substantial or extended decline in the prices of oil and natural gas could depress the level of helicopter activity in support of exploration and production activity and thus have a material adverse effect on our business, results of operations and financial condition.
Additionally, the shallow water Gulf of Mexico is generally considered to be a mature area for oil and gas exploration, which may result in a continuing decrease in activity over time. This could materially adversely affect our business, results of operations and financial condition. In addition, the concentrated nature of our operations subjects us to the risk that a regional event could cause a significant interruption in our operations or otherwise have a material affect on our profitability.
Moreover, companies in the oil and gas exploration and production industry continually seek to implement cost-savings measures. As part of these measures, oil and gas companies have attempted to improve operating efficiencies with respect to helicopter support services. For example, certain oil and gas companies have reduced staffing levels by using technology to permit unmanned production installations and decreased the frequency of transportation of employees offshore by increasing the lengths of shifts offshore. The continued implementation of such measures could reduce demand for helicopter services and have a material adverse effect on our business, results of operations and our financial condition.
We depend on a small number of large oil and gas industry customers for a significant portion of our revenues, and our credit exposure within this industry is significant.
We derive a significant amount of our revenue from a small number of major and independent oil and gas companies. For the year ended December 31, 2005, approximately 28% of our revenues were attributable to our two largest customers, Shell Oil Company and BP America Production Company, with each accounting for approximately 14%. The loss of one of our significant customers, if not offset by revenues from new or other existing customers, would have a material adverse effect on our business and operations. In addition, this concentration of customers may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions.
A significant portion of our pilots are on strike, which could materially adversely affect our operations and financial condition, as well as our customer relationships.
On September 20, 2006, approximately 210 pilots, or about 35% of the pilot workforce, commenced a strike after our negotiations with the Office & Professional Employees International Union with respect to a new collective bargaining agreement ended without reaching an agreement. Although we implemented our contingency plan on that date, approximately 20% of the flights in our Domestic Oil and Gas segment, and 10% of the flights in our Air Medical segment, remain curtailed. Although we

Risk factors

are willing to continue to negotiate with OPEIU, no such negotiations currently are taking place and there can be no assurance that any such negotiations would be successful, or as to the terms of any agreement that may be reached. If we are unable to resolve our differences with the union expeditiously or to replace the lost flight hours, it could have a material adverse effect on our operations, revenues and financial condition, as well as on our relationships with customers.
Our Chairman of the Board and Chief Executive Officer is also our principal stockholder and has voting control of the Company.
Al A. Gonsoulin, our Chairman of the Board and Chief Executive Officer, beneficially owns stock representing approximately 52% of our total voting power. As a result, he exercises control over the election of all of our directors and the outcome of most matters requiring a stockholder vote. This ownership also may delay or prevent a change in our management or a change in control of us, even if such changes would benefit our other stockholders and were supported by a majority of our stockholders.
The DOJ investigation could result in criminal proceedings and the imposition of fines and penalties.
In June 2005, we received a document subpoena from the Antitrust Division of the Department of Justice (“DOJ”). The subpoena relates to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. We have provided the DOJ with all information that has been requested to date and intend to comply with any requests for additional information from the DOJ in connection with this investigation.
We cannot predict the ultimate outcome of the DOJ investigation. The outcome of the DOJ investigation and any related legal proceedings could include civil injunctive or criminal proceedings, the imposition of fines and other penalties, remedies and/or sanctions, referral to other governmental agencies and/or the payment of damages in civil litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, the cost of defending such an action or actions against us could be significant.
You should not place undue reliance on forward-looking statements, as our actual results may differ materially from those anticipated in our forward-looking statements.
This prospectus contains and incorporates by reference forward-looking statements about our operations, expansion plans, economic performance and financial condition. These statements are based on a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect our results of operations. For a more detailed description of these uncertainties and assumptions, see “Cautionary note regarding forward-looking statements.”

The exchange offer
For the purposes of this section, “we” means PHI, Inc. and the Subsidiary Guarantors.
REGISTRATION RIGHTS
At the closing of the offering of the unregistered notes, we entered into a registration rights agreement with the initial purchaser, for the benefit of the holders, pursuant to which we and guarantors agreed, at our cost:

•	no later than the date (the “filing deadline date”) that is 90 days after the issue date to file a registration statement (the “exchange offer registration statement”) with the SEC with respect to a registered exchange offer (the “exchange offer”) to exchange the unregistered notes for registered notes of ours guaranteed by the guarantors (the “exchange notes”) having terms identical in all material respects to the unregistered notes (except that the registered notes will not contain terms with respect to transfer restrictions or liquidated damages (as defined));

•	to use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 210 days after the issue date; and

•	to use our reasonable best efforts to complete the exchange offer within 240 days after the issue date.
Upon the effectiveness of the exchange offer registration statement, we will offer the registered notes in exchange for surrender of the unregistered notes. We will keep the registered exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders. For each unregistered note surrendered to us pursuant to the exchange offer, the holder of such unregistered note will receive a registered note having a principal amount equal to that of the surrendered unregistered note. Under existing SEC interpretations, the registered notes and the related guarantees will be freely transferable by holders other than affiliates of ours or any guarantor after the registered exchange offer without further registration under the Securities Act.
Each holder that wishes to exchange its unregistered notes for registered exchange notes will be required to represent that, among other things:

•	any registered notes to be received by it will be acquired in the ordinary course of its business,

•	it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the registered notes in violation of the provisions of the Securities Act,

•	it is not an “affiliate” of ours, as defined in Rule 405 of the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of registered notes, and

•	if such holder is a broker-dealer (a “participating broker-dealer”) that will receive registered notes for its own account in exchange for unregistered notes acquired as a result of market-making or other trading activities, it will deliver a prospectus in connection with any resale of such registered notes.
Under similar SEC interpretations, participating broker-dealers may fulfill their prospectus delivery requirements with respect to registered notes (other than a resale of an unsold allotment from the original sale of the unregistered notes) with the prospectus contained in the exchange offer registration

The exchange offer

statement. Under the registration rights agreement, if requested by a participating broker-dealer, we and the guarantors are required to use our reasonable best efforts to keep the exchange offer registration statement continuously effective for a period of up to 180 days after the date on which such statement is declared effective, or such longer period if extended pursuant to the registration rights agreement, to satisfy such prospectus delivery requirements.
In the event that:

•	any changes in law or the applicable interpretations of the staff of the SEC do not permit us and the guarantors to effect such exchange offer,

•	for any other reason the exchange offer is not consummated within 240 days of the issue date,

•	any holder is prohibited by law or the applicable interpretations of the staff of the SEC from participating in the exchange offer or does not receive registered notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours or any guarantor), or

•	the initial purchaser so requests with respect to notes that have, or that are reasonably likely to be determined to have, the status of unsold allotments in an initial distribution, then we and the guarantors will, at our cost and subject to the terms of the registration rights agreement, (a) use our reasonable best efforts to, as promptly as practicable, file a registration statement (the “shelf registration statement”) covering resales of the unregistered notes or the registered notes, as the case may be, from time to time, (b) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 240th day after the issue date and (c) use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act for the period ending on the date which is two years from the issue date or such shorter period ending when all unregistered notes and/or registered notes covered by the shelf registration statement have been sold in the manner set forth and as contemplated in the shelf registration statement. We will, in the event a shelf registration statement is filed, among other things, provide to each holder for which such shelf registration statement was filed, at the sole expense of the Company, as many copies of the prospectus which is a part of the shelf registration statement and each amendment or supplement thereto and any documents incorporated by reference therein as such holders may reasonably request, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes or the exchange notes, as the case may be. A holder selling unregistered notes or registered notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of the unregistered notes or registered notes to be registered under the shelf registration statement will be required to deliver information to be used in connection with the shelf registration statement within the time period set forth in the registration rights agreement in order to have such holder’s unregistered notes or registered notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages set forth in the following paragraph.
If:

(i) the exchange offer registration statement is not filed with the SEC on or prior to the 90th day following the issue date,

The exchange offer

(ii) the exchange offer registration statement is not declared effective on or prior to the 210th day following the issue date,

(iii) the exchange offer is not consummated or a shelf registration statement is not declared effective, in each case, on or prior to the 240th day following the issue date, or

(iv) the shelf registration statement is declared effective but thereafter ceases to be effective or usable, except if the shelf registration ceases to be effective or usable as specifically permitted under the registration rights agreement (each such event referred to in clauses (i) through (iv) a “registration default”), liquidated damages in the form of additional cash interest (“Liquidated Damages”) will accrue on the affected unregistered notes and the affected registered notes, as applicable. The rate of Liquidated Damages will be 0.25% per annum for the first 90-day period immediately following the occurrence of a registration default, increasing by an additional 0.25% per annum with respect to each subsequent 90-day period up to a maximum amount of additional interest of 1.00% per annum, from and including the date on which any such registration default shall occur to, but excluding, the earlier of (1) the date on which all registration defaults have been cured or (2) the date on which all the unregistered and registered notes otherwise become freely transferable by holders other than affiliates of ours or any guarantor without further registration under the Securities Act.
Notwithstanding the foregoing, (1) the amount of Liquidated Damages payable shall not increase because more than one registration default has occurred and is pending and (2) a holder of unregistered notes or registered notes who is not entitled to the benefits of the shelf registration statement (i.e., such holder has not elected to include information) shall not be entitled to Liquidated Damages with respect to a registration default that pertains to the shelf registration statement. Such amounts of Liquidated Damages are payable in addition to any other interest payable from time to time with respect to the unregistered notes and the registered notes in cash on each interest payment date to the holders of record for such interest payment date, commencing with the first such interest payment date occurring after any such Liquidated Damages commence to accrue.
Under certain circumstances we and our guarantors may delay the filing or the effectiveness of the exchange offer registration statement or the shelf registration statement and shall not be required to maintain the effectiveness thereof or amend or supplement the exchange offer registration statement or the shelf registration for a period of up to 90 days during any 12-month period. Any delay period will not alter our obligations to pay Liquidated Damages with respect to a registration default.
This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which we will provide upon receipt of a request delivered to our address set forth elsewhere in this prospectus.
CONSEQUENCES OF FAILURE TO EXCHANGE
Any unregistered notes that are not exchanged for registered notes pursuant to the exchange offer and are not included in a resale prospectus which, if required, will be filed as part of an amendment to the registration statement of which this prospectus is a part, will remain restricted securities and subject to restrictions on transfer. Accordingly, such unregistered notes may only be resold

(1) to us, upon redemption thereof or otherwise,

(2) so long as the unregistered notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act, purchasing for its own account or for the

The exchange offer

account of a qualified institutional buyer to whom notice is given that the resale, pledge or other transfer is being made in reliance on Rule 144A,

(3) in an offshore transaction in accordance with Regulation S under the Securities Act,

(4) pursuant to an exemption from registration in accordance with Rule 144, if available, under the Securities Act,

(5) in reliance on another exemption from the registration requirements of the Securities Act, or

(6) pursuant to an effective registration statement under the Securities Act.
In all of the situations discussed above, the resale must be in accordance with any applicable securities laws of any state of the United States and subject to certain requirements of the registrar or co-registrar being met, including receipt by the registrar or co-registrar of a certification and, in the case of (3), (4) and (5) above, an opinion of counsel reasonably acceptable to us and the registrar.
To the extent unregistered notes are tendered and accepted in the exchange offer, the principal amount of outstanding unregistered notes will decrease with a resulting decrease in the liquidity in the market therefor. Accordingly, the liquidity of the market of the unregistered notes could be adversely affected. See “Risk factors— Risks Relating to the Exchange Offer— If you do not exchange your unregistered notes, your notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your notes. In addition, the market value of your unregistered notes may be lower if you do not exchange your unregistered notes.”
TERMS OF THE EXCHANGE OFFER
Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, a copy of which is attached to this prospectus as Annex A, we will accept any and all unregistered notes validly tendered and not withdrawn prior to the Expiration Date. We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of unregistered notes accepted in the exchange offer. Holders may tender some or all of their unregistered notes pursuant to the exchange offer. However, unregistered notes may be tendered only in integral multiples of $1,000 principal amount.
The form and terms of the registered notes are the same as the form and terms of the unregistered notes, except that

•	the registered notes will have been registered under the Securities Act and will not bear legends restricting their transfer pursuant to the Securities Act, and

•	except as otherwise described above, holders of the registered notes will not be entitled to the rights of holders of unregistered notes under the registration rights agreement.
The registered notes will evidence the same debt as the unregistered notes which they replace, and will be issued under, and be entitled to the benefits of, the indenture which governs all of the notes.
Solely for reasons of administration and for no other purpose, we have fixed the close of business on November 30, 2006 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a registered holder of unregistered notes or such holder’s legal representative or attorney-in-fact as reflected on the records of the trustee under the indenture may participate in the exchange offer. There will be no fixed record date for determining registered holders of the unregistered notes entitled to participate in the exchange offer.

The exchange offer

Holders of the unregistered notes do not have any appraisal or dissenters’ rights under Louisiana law or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.
We shall be deemed to have accepted validly tendered unregistered notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of the unregistered notes for the purposes of receiving the registered notes. The registered notes delivered pursuant to the exchange offer will be issued on the earliest practicable date following our acceptance for exchange of unregistered notes.
If any tendered unregistered notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted unregistered notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.
Holders who tender unregistered notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the unregistered notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Fees and expenses.”
EXPIRATION DATE; EXTENSIONS; AMENDMENTS
The term “Expiration Date” with respect to the exchange offer, shall mean 5:00 p.m., New York City time, on December 4, 2006 unless we, in our sole discretion, extend the exchange offer, in which case the term “Expiration Date” shall mean the latest date and time to which the exchange offer is extended. The registered notes issued pursuant to this exchange offer will be delivered promptly following the expiration date to the holders who validly tender their unregistered notes.
In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the exchange offer.
We reserve the right, in our sole discretion,

(1) to delay accepting any unregistered notes,

(2) to extend the exchange offer,

(3) if any of the conditions set forth below under “—Conditions to the exchange offer” have not been satisfied, to terminate the exchange offer, or

(4) to amend the terms of the exchange offer in any manner.
We may effect any such delay, extension or termination by giving oral or written notice thereof to the exchange agent.
Except as specified in the second paragraph under this heading, any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a notice thereof. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the unregistered notes. The exchange offer will then be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

The exchange offer

PROCEDURES FOR TENDERING UNREGISTERED NOTES
Tenders of unregistered notes
The tender by a holder of unregistered notes pursuant to any of the procedures set forth below will constitute the tendering holder’s acceptance of the terms and conditions of the exchange offer. Our acceptance for exchange of unregistered notes tendered pursuant to any of the procedures described below will constitute a binding agreement between such tendering holder and us in accordance with the terms and subject to the conditions of the exchange offer. Only holders are authorized to tender their unregistered notes. The procedures by which unregistered notes may be tendered by beneficial owners that are not holders will depend upon the manner in which the unregistered notes are held.
DTC has authorized DTC participants that are beneficial owners of unregistered notes through DTC to tender their unregistered notes as if they were holders. To effect a tender, DTC participants should either (1) complete and sign the letter of transmittal or a facsimile thereof, have the signature thereon guaranteed if required by Instruction 1 of the letter of transmittal, and mail or deliver the letter of transmittal or such facsimile pursuant to the procedures for book-entry transfer set forth below under “—Book-Entry delivery procedures,” or (2) transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and follow the procedures for book-entry transfer, set forth below under “—Book-Entry delivery procedures.”
Tender of unregistered notes held in physical form
To tender effectively unregistered notes held in physical form pursuant to the exchange offer,

•	a properly completed letter of transmittal applicable to such notes (or a facsimile thereof) duly executed by the holder thereof, and any other documents required by the letter of transmittal, must be received by the exchange agent at one of its addresses set forth below, and tendered unregistered notes must be received by the exchange agent at such address (or delivery effected through the deposit of unregistered notes into the exchange agent’s account with DTC and making book-entry delivery as set forth below) on or prior to the Expiration Date of the exchange offer, or

•	the tendering holder must comply with the guaranteed delivery procedures set forth below.
LETTERS OF TRANSMITTAL OR UNREGISTERED NOTES SHOULD BE SENT ONLY TO THE EXCHANGE AGENT AND SHOULD NOT BE SENT TO US.
Tender of unregistered notes held through a custodian
To tender effectively unregistered notes that are held of record by a custodian bank, depository, broker, trust company or other nominee, the beneficial owner thereof must instruct such holder to tender the unregistered notes on the beneficial owner’s behalf. A letter of instructions from the record owner to the beneficial owner may be included in the materials provided along with this prospectus which may be used by the beneficial owner in this process to instruct the registered holder of such owner’s unregistered notes to effect the tender.
Tender of unregistered notes held through DTC
To tender effectively unregistered notes that are held through DTC, DTC participants should either

•	properly complete and duly execute the letter of transmittal (or a facsimile thereof), and any other documents required by the letter of transmittal, and mail or deliver the letter of transmittal or such facsimile pursuant to the procedures for book-entry transfer set forth below, or

The exchange offer

•	transmit their acceptance through ATOP, for which the transaction will be eligible, and DTC will then edit and verify the acceptance and send an Agent’s Message to the exchange agent for its acceptance.
Delivery of tendering unregistered notes held through DTC must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.
The method of delivery of unregistered notes and letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance or Agent’s Message transmitted through ATOP, is at the election and risk of the person tendering unregistered notes and delivering letters of transmittal. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the exchange agent prior to such date.
Except as provided below, unless the unregistered notes being tendered are deposited with the exchange agent on or prior to the Expiration Date (accompanied by a properly completed and duly executed letter of transmittal or a properly transmitted Agent’s Message), we may, at our option, reject such tender. Exchange of registered notes for unregistered notes will be made only against deposit of the tendered unregistered notes and delivery of all other required documents.
Book-entry delivery procedures
The exchange agent will establish accounts with respect to the unregistered notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC may make book-entry delivery of the unregistered notes by causing DTC to transfer such unregistered notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of unregistered notes may be effected through book-entry at DTC, the letter of transmittal (or facsimile thereof), with any required signature guarantees or an Agent’s Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth in this prospectus on or prior to the Expiration Date, or compliance must be made with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a book-entry transfer into the exchange agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”
The term “Agent’s Message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the unregistered notes and that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal and we may enforce such agreement against such participant.
Signature guarantees
Signatures on all letters of transmittal must be guaranteed by a recognized member of the Medallion Signature Guarantee Program or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 promulgated under the Exchange Act (each of the foregoing, an “Eligible Institution”), unless the unregistered notes tendered thereby are tendered (1) by a registered holder of unregistered notes (or by a participant in DTC whose name appears on a DTC security position listing as the owner of such unregistered notes) who has not completed either the box entitled “Special

The exchange offer

Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or (2) for the account of an Eligible Institution. See Instruction 1 of the letter of transmittal. If the unregistered notes are registered in the name of a person other than the signer of the letter of transmittal or if unregistered notes not accepted for exchange or not tendered are to be returned to a person other than the registered holder, then the signatures on the letter of transmittal accompanying the tendered unregistered notes must be guaranteed by an Eligible Institution as described above. See Instructions 1 and 5 of the letter of transmittal.
Guaranteed delivery
If a holder desires to tender unregistered notes pursuant to the exchange offer and time will not permit the letter of transmittal, certificates representing such unregistered notes and all other required documents to reach the exchange agent, or the procedures for book-entry transfer cannot be completed, on or prior to the Expiration Date of the exchange offer, such unregistered notes may nevertheless be tendered if all the following conditions are satisfied:

(1) the tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us herewith, or an Agent’s Message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the Expiration Date, as provided below; and

(3) the certificates for the tendered unregistered notes, in proper form for transfer (or a Book-Entry Confirmation of the transfer of such unregistered notes into the exchange agent’s account at DTC as described above), together with the letter of transmittal (or facsimile thereof), property completed and duly executed, with any required signature guarantees and any other documents required by the letter of transmittal or a properly transmitted Agent’s Message, are received by the exchange agent within two business days after the date of execution of the Notice of Guaranteed Delivery.
The Notice of Guaranteed Delivery may be sent by hand delivery, telegram, facsimile transmission or mail to the exchange agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
Notwithstanding any other provision hereof, delivery of registered notes by the exchange agent for unregistered notes tendered and accepted for exchange pursuant to the exchange offer will, in all cases, be made only after timely receipt by the exchange agent of such unregistered notes (or Book-Entry Confirmation of the transfer of such unregistered notes into the exchange agent’s account at DTC as described above), and the letter of transmittal (or facsimile thereof) with respect to such unregistered notes, properly completed and duly executed, with any required signature guarantees and any other documents required by the letter of transmittal, or a properly transmitted Agent’s Message.
Determination of validity
All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered unregistered notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all unregistered notes not properly tendered or any unregistered notes our acceptance of which, in the opinion of our counsel, would be unlawful.
We also reserve the right to waive any defects, irregularities or conditions of tender as to particular unregistered notes. The interpretation of the terms and conditions of our exchange offer (including the instructions in the letter of transmittal) by us will be final and binding on all parties. Unless waived,

The exchange offer

any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we shall determine.
Although we intend to notify holders of defects or irregularities with respect to tenders of unregistered notes through the exchange agent, neither we, the exchange agent nor any other person is under any duty to give such notice, nor shall they incur any liability for failure to give such notification. Tenders of unregistered notes will not be deemed to have been made until such defects or irregularities have been cured or waived.
Any unregistered notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if unregistered notes are submitted in a principal amount greater than the principal amount of unregistered notes being tendered by such tendering holder, such unaccepted or non-exchanged unregistered notes will either be

(1) returned by the exchange agent to the tendering holders, or

(2) in the case of unregistered notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, credited to an account maintained with such Book-Entry Transfer Facility.
By tendering, each registered holder will represent to us that, among other things,

(a) the registered notes to be acquired by the holder and any beneficial owner(s) of the unregistered notes in connection with the exchange offer are being acquired by the holder and any beneficial owner(s) in the ordinary course of business of the holder and any beneficial owner(s),

(b) the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in a distribution of the registered notes,

(c) the holder and each beneficial owner acknowledge and agree that (x) any person participating in the exchange offer for the purpose of distributing the registered notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction with respect to the registered notes acquired by such person and cannot rely on the position of the Staff of the SEC set forth in no-action letters that are discussed herein under “—Resale of the registered notes; Plan of distribution,” and (y) any broker-dealer that receives registered notes for its own account in exchange for unregistered notes pursuant to the exchange offer must delivery a prospectus in connection with any resale of such registered notes, but by so acknowledging, the holder shall not be deemed to admit that, by delivering a prospectus, it is an “underwriter” within the meaning of the Securities Act,

(d) neither the holder nor any beneficial owner is an “affiliate,” as defined under Rule 405 of the Securities Act, of ours except as otherwise disclosed to us in writing, and

(e) the holder and each beneficial owner understands, that a secondary resale transaction described in clause (c) above should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the SEC.
Each broker-dealer that receives registered notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by such broker-dealer as a result of market-making

The exchange offer

activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See “—Resale of the registered notes; Plan of distribution.”
WITHDRAWAL OF TENDERS
Except as otherwise provided herein, tenders of unregistered notes pursuant to the exchange offer may be withdrawn, unless accepted for exchange as provided in the exchange offer, at any time prior to the Expiration Date of the exchange offer.
To be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to the Expiration Date of the exchange offer. Any such notice of withdrawal must

•	specify the name of the person having deposited the unregistered notes to be withdrawn,

•	identify the unregistered notes to be withdrawn, including the certificate number or numbers of the particular certificates evidencing the unregistered notes (unless such unregistered notes were tendered by book-entry transfer), and aggregate principal amount of such unregistered notes, and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the unregistered notes into the name of the person withdrawing such unregistered notes.
If unregistered notes have been delivered pursuant to the procedures for book-entry transfer set forth in “—Procedures for tendering unregistered notes— Book-Entry delivery procedures,” any notice of withdrawal must specify the name and number of the account at the appropriate book-entry transfer facility to be credited with such withdrawn unregistered notes and must otherwise comply with such book-entry transfer facility’s procedures.
If the unregistered notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal meeting the requirements discussed above is effective immediately upon written or facsimile notice of withdrawal even if physical release is not yet effected. A withdrawal of unregistered notes can only be accomplished in accordance with these procedures.
All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion, which determination shall be final and binding on all parties. No withdrawal of unregistered notes will be deemed to have been properly made until all defects or irregularities have been cured or expressly waived. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation, nor shall we or they incur any liability for failure to give any such notification. Any unregistered notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no registered notes will be issued with respect thereto unless the unregistered notes so withdrawn are retendered. Properly withdrawn unregistered notes may be retendered by following one of the procedures described above under “—Procedures for tendering unregistered notes” at any time prior to the Expiration Date of the exchange offer.
Any unregistered notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the exchange offer, or which have been validly withdrawn, will be returned to the holder thereof unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date of the exchange offer or, if so requested in the notice of withdrawal, promptly after receipt by us of notice of withdrawal without cost to such holder.

The exchange offer

CONDITIONS TO THE EXCHANGE OFFER
The exchange offer shall not be subject to any conditions, other than that

(1) the SEC has issued an order or orders declaring the indenture governing the notes qualified under the Trust Indenture Act of 1939,

(2) the exchange offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the SEC,

(3) no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer, which, in our judgment, might impair our ability to proceed with the exchange offer,

(4) there shall not have been adopted or enacted any law, statute, rule or regulation which, in our judgment, would materially impair our ability to proceed with the exchange offer, or

(5) there shall not have occurred any material change in the financial markets in the United States or any outbreak of hostilities or escalation thereof or other calamity or crisis the effect of which on the financial markets of the United States, in our judgment, would materially impair our ability to proceed with the exchange offer.
If we determine in our sole discretion that any of the conditions to the exchange offer are not satisfied, we may

(1) refuse to accept any unregistered notes and return all tendered unregistered notes to the tendering holders,

(2) extend the exchange offer and retain all unregistered notes tendered prior to the Expiration Date applicable to the exchange offer, subject, however, to the rights of holders to withdraw such unregistered notes (see “—Withdrawal of tenders”), or

(3) waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered unregistered notes which have not been withdrawn.
If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

The exchange offer

EXCHANGE AGENT
The Bank of New York Trust Company, N.A., the trustee under the indenture governing the notes, has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery and other documents should be directed to the exchange agent addressed as follows:
By Mail or Hand:
The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street — 7 East
New York, NY 10286
Attention: Diane Amoroso
By Facsimile:
(212) 298-1915
Attention: Diane Amoroso
Confirm by
Telephone:
(212) 815-6331
Attention: Diane Amoroso
FEES AND EXPENSES
We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of PHI, Inc. and our affiliates.
No dealer-manager has been retained in connection with the exchange offer and no payments will be made to brokers, dealers or others soliciting acceptance of the exchange offer. However, reasonable and customary fees will be paid to the exchange agent for its services and it will be reimbursed for its reasonable out-of-pocket expenses in connection therewith.
Our out of pocket expenses for the exchange offer will include fees and expenses of the exchange agent and the trustee under the indenture, accounting and legal fees and printing costs, among others.
We will pay all transfer taxes, if any, applicable to the exchange of the unregistered notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the unregistered notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.
ACCOUNTING TREATMENT
The registered notes will be recorded at the carrying value of the unregistered notes and no gain or loss for accounting purposes will be recognized. The expenses of the exchange offer will be amortized over the term of the registered notes.

The exchange offer

RESALE OF THE REGISTERED NOTES; PLAN OF DISTRIBUTION
Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of registered notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for unregistered notes where such unregistered notes were acquired as a result of market-making activities or other trading activities. In addition, until January 31, 2006 (90 days after the date of this prospectus), all dealers effecting transactions in the registered notes, whether or not participating in this distribution, may be required to deliver a prospectus. This requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
We will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions

(1) in the over-the-counter market,

(2) in negotiated transactions,

(3) through the writing of options on the registered notes or a combination of such methods of resale,

(4) at market prices prevailing at the time of resale,

(5) at prices related to such prevailing market prices, or

(6) at negotiated prices.
Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such registered notes.
Any broker-dealer that resells registered notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such registered notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of registered notes and any commission on concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
We agreed to permit the use of this prospectus by such broker-dealers to satisfy this prospectus delivery requirement. To the extent necessary to ensure that the prospectus is available for sales of registered notes by broker-dealers, we agreed to use our best efforts to keep the exchange offer registration statement continuously effective, supplemented, amended and current for a period of at least 180 business days from the closing of the offering of the unregistered notes or such shorter period as will terminate when all registered notes covered by such registration statement have been sold. We will provide sufficient copies of the latest version of this prospectus to such broker-dealers no event later than one day after such request at any time during this period.

Use of Proceeds
The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the registered notes offered by this prospectus. In consideration for issuing the registered notes as contemplated in this prospectus, we will receive in exchange unregistered notes in like principal amount, the form and terms of which are the same as the form and terms of the registered notes, except as otherwise described herein under “The exchange offer— Terms of the exchange offer.” The unregistered notes surrendered in exchange for the registered notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the registered notes will not result in any increase in our indebtedness.

Selected consolidated financial and other data
The following selected consolidated financial and other data should be read in conjunction with our historical consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.
The selected consolidated financial and other data as of and for each of the years ended December 31, 2001 through 2005 have been derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the results to be expected in the future. The selected consolidated financial and other data as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 has been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements were prepared on a basis consistent with that used in preparing our audited financial statements and include all material adjustments that, in the opinion of our management, are necessary for a fair presentation of our financial position and results of operations for the unaudited periods. To calculate the “as adjusted” balance sheet data as of December 31, 2005, we have given effect to the notes offered in our private offering, our concurrent equity offering and application of the net proceeds from those offerings as described under “Prospectus Summary — Recent Tender Offer, Notes Offering and Equity Offering.” As adjusted data may not be indicative of our results or financial condition (1) if the transactions had occurred on those dates or (2) that may be expected in the future.

						Six months
	Years ended December 31,					ended June 30,

	2001	2002	2003	2004	2005	2005	2006

	(dollars in thousands					(Unaudited
Statements of Operations Data:
Operating Revenues	$282,437	$283,751	$269,392	$291,308	$363,610	$161,022	$208,529
Gain (loss) on disposition of property and equipment	1,351	586	1,988	2,569	1,173	460	(1,162)
Other	1,461	1,675	686	392	2,057	293	3,417

	285,249	286,012	272,066	294,269	366,840	161,775	210,784
Expenses:
Direct expenses	243,538	235,189	230,229	245,374	299,263	136,931	176,267
Selling, general and administrative	18,029	18,189	19,983	21,034	24,896	10,701	13,409
Interest expense	6,190	17,250	19,952	20,109	20,448	10,276	9,202
Loss on debt restructuring	—	—	—	—	—	—	12,790

	267,757	270,628	270,164	286,517	344,607	157,908	211,668

Earnings (loss) before income taxes	17,492	15,384	1,902	7,752	22,233	3,867	(884)
Income taxes	6,472	6,153	763	3,780	8,079	1,547	(354)

Net earnings (loss)	$11,020	$9,231	$1,139	$3,972	$14,154	$2,320	$(530)

(footnotes on following page)

Selected consolidated financial and other data

											Six months
	Years ended December 31,										ended June 30,

	2001		2002		2003		2004		2005		2005		2006

	(dollars in thousands										(Unaudited
Other Financial Data:
Capital expenditures	(29,502)		(159,427)		(36,863)		(35,439)		(96,165)		(30,910)		(39,357)
Gross proceeds from asset dispositions	24,304		3,263		7,620		14,395		10,751		6,052		3,163
Cash flow from operating activities	18,680		39,529		29,415		10,905		28,020		9,359		12,469
Cash flow from investing activities, including capital expenditures	(4,848)		(154,535)		(29,243)		(21,044)		(85,414)		(24,858)		(11,125)
Cash flow from financing activities	(9,260)		127,245		2,026		8,275		108,947		104,042		146,678
Ratio of earnings to fixed charges(1)	2.3	x	1.8	x	1.1	x	1.4	x	2.1	x	1.4	x	.9	x

			June 30,
	December 31, 2005		2006

		As
	Actual	adjusted(2)	Actual

	(in thousands
Balance Sheet Data:
Cash and cash equivalents	$69,561	$206,463	$217,583
Current Assets	224,265	361,167	381,687
Working Capital	162,527	302,604	324,257
Property and equipment, net	311,678	311,678	306,902
Total assets	549,209	686,111	708,270
Total debt, including current portion	204,300	204,300	204,000
Shareholders’ equity	239,051	392,253	399,336

(1)	Fixed charges are defined as the sum of interest and the estimated interest component of our rent expense. For this calculation, fixed charges are added back to net earnings before income taxes.

(2)	As adjusted figures assume the remaining proceeds from the notes offering and concurrent equity offering are to be used toward the purchase of aircraft.

Management’s discussion and analysis of financial condition and results of operations
Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements for the six months ended June 30, 2006 and for the years ended December 31, 2005, December 31, 2004, and December 31, 2003 and the related Notes to Consolidated Financial Statements included elsewhere herein. In addition, please see “Risk factors” beginning on page 16 and “Cautionary note regarding forward-looking statements” on page iv.
OVERVIEW
Founded in 1949, we are one of the world’s largest and most experienced providers of commercial helicopter services. With our fleet of helicopters, we provide transportation services primarily to the oil and gas industry in the Gulf of Mexico and the health care industry. As of September 15, 2006, our fleet is comprised of 235 aircraft, 12 of which are owned by our customers. Of these aircraft, 160 are dedicated to our oil and gas operations, 69 are dedicated to our air medical operations and six are dedicated to other operations. In addition, we perform maintenance and repair services for existing customers, primarily to those that own their own aircraft. For financial reporting purposes, we have divided our operations into four segments: Domestic Oil and Gas, Air Medical, International and Technical Services.
In our oil and gas operations, we transport personnel and, to a lesser extent, parts and equipment, to, from and among offshore platforms, drilling rigs and other offshore facilities for our customers. We have one of the largest fleets of helicopters servicing the Gulf of Mexico, and in 2005 we flew over 110,000 hours in the Gulf of Mexico. Our customers include major integrated oil companies and independent exploration and production companies. In 2005, our domestic oil and gas operations generated approximately 60% of our total operating revenues.
Our air medical operations provide air medical transportation services for hospitals and emergency service agencies. Our aircraft transport patients between hospitals as well as to hospitals from accident sites or rural locations. We currently operate in 12 states with 69 aircraft that are specially outfitted to accommodate emergency patients, medical personnel, and emergency medical equipment. Since December 2003, we have commenced air medical operations in 37 new locations to capitalize on business opportunities in areas we identified as under-serviced or created by hospitals that elected to outsource their airmedical transportation operations to third parties, all under an independent provider model.
When we enter new markets for air medical transportation services, we generally incur significant start-up and operating costs as we work to establish a consistent volume of transports in those areas. As a result, operations in a new market are often unprofitable for a period of time following their commencement. New locations typically take several months to build sufficient volume to achieve profitable aircraft utilization levels to absorb the facility start-up and operating costs. We also face competition in our air medical operations from ground ambulance transportation, which is generally significantly less expensive than air medical transportation and may actually be faster in some situations. Approximately 31% of our total operating revenues in 2005 was generated by our air medical operations. Our focus in 2006 is on improving our utilization rates and profit margins in our new locations in this segment.
We have 16 helicopters currently operating internationally, with 12 of those helicopters providing transportation services to energy companies operating in Angola and the Democratic Republic of Congo and the remaining four helicopters providing transportation services to a U.S. government

Management’s discussion and analysis of financial condition and results of operations agency in Antarctica. In 2005, our international operations contributed approximately 8% of our total operating revenues.
In late 2003, we implemented a plan to increase our aircraft fleet by 47 helicopters and one fixed wing aircraft. In June 2005, we completed an offering of our non-voting common stock for approximately $115 million to help fund this expansion plan. Since June 2005, we have increased the number of aircraft in our expansion plan by 21, including 17 medium and light helicopters and four heavy transport helicopters. Two of the four additional heavy transport helicopters have already been delivered and were placed under operating leases. Since the inception of our overall expansion plan, we have had 36 light and medium aircraft delivered, which we funded with proceeds from our June 2005 offering and the execution of operating leases. We also have had six heavy transport helicopters delivered since the inception of our overall expansion plan with each of the six being placed under an operating lease. We have 25 light and medium aircraft remaining to be delivered in 2006 and 2007 at an approximate cost of $132 million, and two remaining heavy transport helicopters at a cost of approximately $35 million. Once delivered, it takes up to three months to install mission-specific and/or customer-specific equipment on each aircraft prior to placing it into service.
On April 12, 2006, we sold 4,287,920 shares of our non-voting common stock to the public, and then on May 1, 2006, we sold an additional 578,680 non-voting common shares pursuant to the underwriters’ over-allotment option. We used the net proceeds from the offering of the unregistered notes and these equity offerings to purchase all of our existing $200 million 9 3/8% senior notes pursuant to the tender offer and consent solicitation. We intend to use the remaining proceeds toward the purchase of helicopters that are part of our fleet expansion initiative as they are delivered. We expect to enter into leases with commercial lenders or use existing cash, cash from operations or borrowings under our revolving credit facility to finance the expansion aircraft not covered by the proceeds of these offerings.
Operating revenues increased in our Domestic Oil and Gas segment in 2005 due to increased flight hours resulting from increased customer demand for aircraft. The increased activity was due primarily to increased exploration and production activity by our customers in the Gulf of Mexico. Additional demand was also caused by the effects of recent hurricanes, as customers experienced logistical challenges as they repaired facilities in the Gulf of Mexico. As discussed below, we have more new aircraft scheduled for delivery in 2006 and 2007 for use in our Domestic Oil and Gas segment. Our Air Medical segment experienced significant revenue growth as a result of the expansion to additional locations; however, patient transport volume was negatively affected by weather in the fourth quarter. In 2005, we opened 15 additional locations, seven of which opened in the fourth quarter. In total, we have opened 37 locations since December 2003 in the Air Medical expansion.
All segments experienced an increase in flight hours in 2005, with total flight hours of 154,643 for 2005 compared to 136,280 for 2004, an increase of 13%. The number of aircraft in service at December 31, 2005, was 235 compared to 221 at December 31, 2004. Fifteen new aircraft were delivered in 2005 for service in the Domestic Oil and Gas segment, and eleven light aircraft were sold, for a net increase of four aircraft. Aircraft in the Air Medical segment increased by 13, and aircraft in the International segment decreased by three, which were sold.
Based on our current contract or bid rates and depending on the actual number of flight hours (which may vary significantly), we would expect to generate annual revenues for our domestic oil and gas aircraft as follows: $6.5-$8.2 million for a Sikorsky S-92A; $3.6-$4.4 million for a Sikorsky S-76C+ and C++; $2.2-$2.7 million for a Eurocopter EC135; $1.2-$1.5 million for a Bell 407; and $0.9-$1.2 million for a Bell 206 L3.

Management’s discussion and analysis of financial condition and results of operations

Impact of Hurricanes
Two significant hurricanes affected our operations during the third and fourth quarters of 2005. Hurricane Katrina made landfall in southeastern Louisiana on August 29, 2005 and caused substantial flooding at our base at Boothville, Louisiana, which we expect to be out of service until late 2006. Other bases incurred some damage, most of which had been repaired as of December 31, 2005, and those bases are now operational again. On September 24, 2005, Hurricane Rita made landfall in southwestern Louisiana severely damaging our base in Cameron, and causing flooding and wind damage at other bases. Most of this damage has been repaired and bases are back in service except for Cameron. All employees were accounted for and there were no injuries reported. We evacuated all aircraft prior to both storms and suffered no damage to aircraft.
We currently estimate that our insurance claim related to all damage will be approximately $8.5 million. As of September 15, 2006, we had recorded a write off of $2.5 million of inventory and other tangible assets and $5.4 million of incremental repair and relocation costs, for a total of $7.9 million. We anticipate incurring additional repair costs of approximately $0.5 million in 2006. We have received $6.9 million of insurance proceeds to date, and expect to receive the remaining amounts, including those with respect to the additional costs to be incurred, before December 31, 2006. If the estimates of our damages and insurance recoveries prove to be reasonably accurate, we do not believe that we will record any loss related to those claims for financial reporting purposes.
Following the evacuation of customer personnel from the Gulf of Mexico, flight hours were adversely affected by the hurricanes as aircraft were evacuated and grounded until the storm passed. When flights resumed, we experienced an increase in flight hours as customers began assessing damage and making repairs to facilities in the Gulf of Mexico. Additionally, our Air Medical segment experienced higher than normal flight activity in the third quarter while assisting with the evacuations of New Orleans and areas in southeastern Texas.
RESULTS OF OPERATIONS
The following table presents segment operating revenues, expense and operating profit before tax, along with certain non-financial operational statistics, for the years ended December 31, 2003, 2004 and 2005 and for the six-months ended June 30, 2005 and 2006:

				Six months
				ended June 30,
	Year ended December 31,			(Unaudited)

	2003	2004	2005	2005	2006

	(dollars in thousands)
Segment operating revenues
Domestic Oil and Gas	$183,849	$180,102	$219,644	$96,440	$127,872
Air Medical	46,674	77,476	112,123	49,084	64,307
International	21,247	24,342	28,192	12,799	13,221
Technical Services	17,622	9,388	3,651	2,699	3,129

Total operating revenues	269,392	291,308	363,610	161,022	208,529

Management’s discussion and analysis of financial condition and results of operations

				Six months
				ended June 30,
	Year ended December 31,			(Unaudited)

	2003	2004	2005	2005	2006

	(dollars in thousands)
Segment direct expense
Domestic Oil and Gas	163,328	151,107	173,177	79,345	102,900
Air Medical	32,782	67,664	104,465	47,097	62,377
International	21,093	18,668	19,099	8,466	8,611
Technical Services	13,026	7,935	2,522	2,023	2,379

Total direct expense	230,229	245,374	299,263	136,931	176,267

Segment selling, general and administrative expense
Domestic Oil and Gas	1,494	1,499	1,003	448	540
Air Medical	4,480	6,525	6,503	2,904	3,645
International	214	49	214	63	61
Technical Services	12	12	7	5	57

Total selling, general and administrative expense	6,200	8,085	7,727	3,420	4,303

Total direct and selling, general and administrative expense	236,429	253,459	306,990	140,351	180,570

Net segment profit (loss)
Domestic Oil and Gas	19,027	27,496	45,464	16,647	24,432
Air Medical	9,412	3,287	1,155	(917)	(1,715)
International	(60)	5,625	8,879	4,270	4,549
Technical Services	4,584	1,441	1,122	671	693

Total	32,963	37,849	56,620	20,671	27,959

Other, net(1)	2,674	2,961	3,230	753	2,255
Unallocated selling, general and administrative costs	(13,783)	(12,949)	(17,169)	(7,281)	(9,106)
Interest expense	(19,952)	(20,109)	(20,448)	(10,276)	(9,202)
Loss on debt restructuring	—	—	—	—	(12,790)

Earnings before income taxes	$1,902	$7,752	$22,233	$3,867	$(884)

Operating statistics:
Flight hours
Domestic Oil and Gas	114,769	100,814	111,236	50,396	55,243
Air Medical	11,542	19,595	26,619	11,573	14,880
International	14,816	15,871	16,788	7,578	7,244

Total	141,127	136,280	154,643	69,547	77,367

(footnotes on following page)

Management’s discussion and analysis of financial condition and results of operations

				Six Months Ended
	Year ended December 31,			June 30,

	2003	2004	2005	2005	2006

Air Medical Transports	5,739	11,390	17,200	7,469	10,133
Aircraft operated at period end
Domestic Oil and Gas	164	151	155	158	151
Air Medical	42	51	64	56	67
International	19	19	16	16	16

Total(2)	225	221	235	230	234

(1)	Including gains on disposition of property and equipment, and other income.

(2)	Includes 14, 14, 12, 12 and 18 aircraft as of December 31, 2003, 2004 and 2005 and as of June 30, 2006 and 2005, respectively, that are customer owned.
SIX MONTHS ENDED JUNE 30, 2006 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2005
Combined Operations
Revenues— Operating revenues for the six months ended June 30, 2006 were $208.5 million compared to $161.0 million for the six months ended June 30, 2005, an increase of $47.5 million due to increased operating revenues in all segments. The increase in operating revenues in the Domestic Oil and Gas segment, was due to increased exploration and production activity in the Gulf of Mexico, particularly in the deepwater areas. The increase in Air Medical revenues ($15.2 million) was due to all operating locations being in service for the period compared to the prior period during which additional locations were being added throughout the period. The increase in International revenues ($0.4 million) was due to contractual rate increases. The increase in Technical Services revenue ($0.4 million) was due to certain contractual work with third parties reclassified to the Technical Services segment previously recorded in Domestic Oil and Gas.
Total flight hours were 77,367 for the six months ended June 30, 2006, compared to 69,547 flight hours for the six months ended June 30, 2005. Patient transports were 10,133 for the current six months, compared to 7,469 for the same period in the prior year.
Other Income and Gains—Losses on equipment dispositions was $1.2 million for the six months ended June 30, 2006, compared to a gain of $0.5 million for the six months ended June 30, 2005. The loss was due to the sale of six light aircraft in the second quarter. We expect to sell an additional five to six aircraft in the near future, but we expect the remaining sales to result in a net gain.
Other income, which primarily represents interest income on unspent proceeds from our recent stock offering was $3.4 million for the six months ended June 30, 2006 as compared to $0.3 million for the six months ended June 30, 2005.
Direct Expenses—Direct operating expense was $176.3 million for the six months ended June 30, 2006, compared to $136.9 million for the six months ended June 30, 2005, an increase of $39.4 million. Direct expense increased $23.6 million in the Domestic Oil and Gas segment due to increased operations, and increased $15.3 million in the Air Medical segment due to more operating locations for the full period compared to the prior period. Employee compensation cost increased ($14.7 million) due primarily to Air Medical operations for the reasons previously mentioned; helicopter lease expense increased ($4.1 million) due to additional aircraft on operating leases; aircraft parts usage increased ($1.4 million) due to increased flight hour activity; aircraft warranty cost increased ($4.9 million) due to additional aircraft covered under manufacturer’s warranty programs;

Management’s discussion and analysis of financial condition and results of operations and fuel costs increased ($4.5 million) (fuel costs above a certain contractual rate are invoiced to the customer and included in operating revenue). Insurance cost increased ($4.3 million) primarily due to a $3.0 million contractual credit related to favorable loss experience recorded in the prior year and also due to increased hull values related to new aircraft deliveries. There were also increases in depreciation ($1.0 million), outside services ($2.5 million), non-aircraft supplies ($1.3 million), contract labor ($0.5 million), and other items ($0.2 million).
Selling, General, and Administrative Expenses—Selling, general and administrative expense for the six months ended June 30, 2006 were $13.4 million, compared to $10.7 million for the six months ended June 30, 2005, an increase of $2.7 million. This increase was a result of increased legal and consulting costs ($1.1 million) of which $0.6 million is related to the Department of Justice investigation, increased employee costs ($0.5 million), increased insurance costs ($0.4 million), and other items, net, ($0.7 million).
Interest Expense—Interest expense was $9.2 million for the six month period ended June 30, 2006, compared to $10.2 million for the six months ended June 30, 2005. The decrease was due to early redemption of the 9 3/8% Senior Notes reissued at 7 1/8% in April, 2006.
Loss on Debt Restructuring—A pretax charge of $12.8 million was recorded due to the early redemption of the 9 3/8% Senior Notes. This charge consists of $9.8 million early call premium, $2.6 million of unamortized issuance costs, and $0.4 million in related expenses for the tender of outstanding notes.
Income Taxes—Income tax benefit for the six months ended June 30, 2006 was $0.4 million, an effective rate of 40%, compared to income tax expense of $1.5 million, for the six months ended June 30, 2005, also an effective rate of 40%.
Earnings—Our loss before tax for the six months ended June 30, 2006 was $0.9 million, compared to earnings before tax of $3.9 million for the six months ended June 30, 2005. The net loss after tax for the six months ended June 30, 2006 was $0.5 million, compared to net income after tax of $2.3 million for the six months ended June 30, 2005. As previously mentioned, the loss before tax for the six months ended June 30, 2006, includes a charge of $12.8 million for the early redemption of our 9 3/8% Senior Notes. Exclusive of the loss on debt restructuring, net of tax effects, earnings for the six months ended June 30, 2006, were $7.1 million compared to $2.3 million for the year earlier.
Segment Discussion
Domestic Oil and Gas—Domestic Oil and Gas segment operating revenues was $127.9 million for the six months ended June 30, 2006, compared to $96.4 million for the six months ended June 30, 2005. Flight hours were 55,243 for the six months ended June 30, 2006, compared to 50,396 for the six months ended June 30, 2005. The increase in operating revenues was related to increased exploration and production activity by our customers, particularly in the deep-water areas of the Gulf of Mexico.
Direct expense in our Domestic Oil and Gas segment was $23.6 million for the six months ended June 30, 2006, as compared to the six months ended June 30, 2005. The increase was due to increases in employee costs ($3.3 million), aircraft parts usage due to increased flight hour activity ($1.8 million), aircraft rent ($3.7 million), aircraft warranty costs ($3.5 million) due to additional aircraft covered under manufacturers’ warranty programs, and fuel ($2.9 million). Insurance expense also increased ($2.9 million) due to a contractual credit recorded in the prior year related to favorable loss experience. Other increases include component repair costs ($1.5 million), base security services

Management’s discussion and analysis of financial condition and results of operations

($0.4 million), contracted base support personnel ($1.4 million), non aircraft supplies ($1.2 million) and other items ($1.0 million).
Domestic Oil and Gas segment operating income was $24.4 million for the six months ended June 30, 2006, compared to $16.6 million for the six months ended June 30, 2005. The increase was due primarily to the increase in operating revenue, resulting from increased exploration and production activity by our customers.
Air Medical—Air Medical segment operating revenues were $64.3 million for the six months ended June 30, 2006, compared to $49.1 million for the same period in the prior year. Transports increased from 7,469 in the six month period ended June 30, 2005 to 10,133 in the comparable six month period in 2006. Flight hours in this segment were 14,880 for the six months ended June 30, 2006, as compared to 11,573 for the six months ended June 30, 2005. The number of aircraft in the segment at June 30, 2006 was 67 compared to 56 at June 30, 2005. The increase in operating revenue was due to all locations being operational for the full period compared to the prior year during which additional locations were being added throughout the year, and also due to additional flight hours and patient transport activity as a result. Operating revenues in 2006 from the new locations opened in 2005 were $16.6 million. Although patient volumes continue to improve, new locations typically take a number of months to build sufficient volume to absorb facility operating costs and achieve profitable aircraft utilization levels. We expect further volume growth in 2006 and margin improvement due to reduced expansion activity in 2006.
Direct expense for the six months ended June 30, 2006 was $62.4 million compared to $47.1 million for the six months ended June 30, 2005. More than half of the increase was due to an increase in employee costs ($9.0 million) due to additional employees added to support the additional operations. There were also increases in depreciation expense ($1.4 million), insurance costs ($1.3 million), fuel costs ($1.6 million), and aircraft warranty costs ($1.4 million). There was an increase in base operating costs ($0.6 million) related to the additional operating bases. This amount includes rent, utilities, services purchased, supplies, and temporary labor. The increases in each of the direct expense categories are due to the increased number of operating locations.
Segment selling, general and administrative expense was $3.6 million for the six months ended June 30, 2006 compared to $2.9 million for the six months ended June 30, 2005. This increase is due to increases in employee costs ($0.2 million), medical management fees ($0.2 million), and other items ($0.3 million).
Air Medical segment operating loss was $1.7 million for the six months ended June 30, 2006, compared to $0.9 million operating loss for the six months ended June 30, 2005. During the period there was a loss of $2.4 million related to the additional locations that commenced in 2005. New locations typically take several months to build sufficient volume to absorb facility operating costs and achieve profitable aircraft utilization levels. We expect further volume and revenue growth in 2006 and have reduced our rate of expansion in 2006. We also expect the rate of increase in operating costs to slow. As a result, we anticipate improvement in segment operating income over time. Adjustments will be made with respect to areas that do not achieve acceptable profitability levels.
International—International segment operating revenues were $13.2 million for the six months ended June 30, 2006, compared to $12.8 million for the six months ended June 30, 2005. The increase was due to an increase in customer rates. Flight hours for the six months ended June 30, 2006 were 7,244, compared to 7,578 for the six months ended June 30, 2005.
Direct expense for the six months ended June 30, 2006 was $8.6 million compared to $8.5 million for the six months ended June 30, 2005.

Management’s discussion and analysis of financial condition and results of operations

Segment selling, general and administrative expense was less than $0.1 million for both six month periods.
The International segment had operating income of $4.5 million for the six months ended June 30, 2006, compared to $4.3 million for the six months ended June 30, 2005. The increase in operating revenues accounts for this increase.
Technical Services—The Technical Services segment operating revenues for the six months ended June 30, 2006 were $3.1 million, compared to $2.7 million in the comparable period in the prior year. The increase was due to certain contractual work with third parties reclassified to the Technical Services segment previously recorded in Domestic Oil and Gas.
Direct expense was $2.4 million for the six months ended June 30, 2006, compared to $2.0 million for the six months ended June 30, 2005. Increased employee costs ($0.2 million) and other expenses ($0.2 million) account for this increase.
The Technical Services segment had operating income of $0.7 million for the six months ended June 30, 2006 and June 30, 2005.
YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004
Combined Operations
Revenues. Operating revenues for 2005 were $363.6 million compared to $291.3 million for 2004, an increase of $72.3 million, or 25%. Operating revenues increased in the Domestic Oil and Gas segment $39.5 million due to increased flight hours and an increase in contracted aircraft. Operating revenues in the Air Medical segment also increased $34.6 million, due to the additional operating locations. Operating revenues in the International segment increased $3.9 million due primarily to increased flight hours, but we expect some reduction in the number of aircraft and related revenues in this segment in 2006. Revenues in the Technical Services segment decreased $5.7 million due to completion of a contract in 2004. These items are discussed in the Segment Discussion below.
Other Income and Losses. Gain on equipment dispositions was $1.2 million for 2005 compared to $2.6 million for 2004. Gain or loss on equipment dispositions is related to dispositions of aircraft. Other income increased approximately $1.6 million in 2005 due to interest earnings on unspent proceeds from the stock offering.
Direct Expenses. Direct expense was $299.3 million for 2005 compared to $245.4 million for 2004, an increase of $53.9 million, or 22%. The increase was due to increased Air Medical operations ($36.8 million), an increase in the Domestic Oil and Gas segment ($22.1 million) due to increased flight hour activity and increased aircraft, and an increase in the International segment ($0.4 million). There was a decrease in the Technical Services segment due to completion of a contract in 2004 as mentioned above ($5.4 million). These items are also discussed in the Segment Discussion below.
Selling, General, and Administrative Expenses. Selling, general and administrative expense was $24.9 million for 2005 compared to $21.0 million for 2004, an increase of $3.9 million, or 19%. This increase is a result of legal costs incurred ($1.0 million) in responding to the Department of Justice antitrust investigation subpoena, increased depreciation expense ($1.3 million), increased employee costs ($0.4 million), a non-recurring reduction in the environmental provision in the prior year ($0.3 million), and other items ($0.9 million).
Income Taxes. Income tax expense for 2005 was $8.0 million, compared to $3.8 million for 2004. The effective tax-rate was 36% for 2005 compared to 49% for 2004. The provision for 2005 includes

Management’s discussion and analysis of financial condition and results of operations a tax credit of $0.8 million related to the Katrina Emergency Tax Relief Act of 2005. This amount was recorded as a tax carryforward credit and will be available as a credit once the net operating loss amount is utilized. Included in the 2004 provision was $0.7 million related to foreign taxes paid for which we cannot take a credit for U.S. tax purposes due to the availability of net operating losses for tax purposes. Such operating loss carryforwards arose from accelerated tax depreciation expense deductions as a result of the aircraft purchased since 2002. We anticipate the foreign taxes paid in 2005 will be utilized as a tax credit in future years based on recent changes in the tax laws.
Earnings. Our net earnings for 2005 were $14.2 million, compared to $4.0 million for 2004. Earnings before tax for 2005 were $22.2 million compared to $7.8 million in 2004. Earnings per diluted share were $1.76 for 2005 as compared to $0.72 per diluted share for 2004.
Segment Discussion
Domestic Oil and Gas. Domestic Oil and Gas segment revenues for 2005 were $219.6 million compared to $180.1 million for 2004, an increase of $39.5 million or 22%. The increase was due to an increase in flight hours in the Gulf of Mexico and an increase in contracted aircraft. Flight hours were 111,236 for 2005 compared to 100,814 for 2004, an increase of 10,422 hours, as a result of our customers’ increased production and exploration activities in the Gulf of Mexico. The number of aircraft in the segment at December 31, 2005 was 155 compared to 151 aircraft at December 31, 2004. In 2005, we sold 11 light aircraft, which had little flight time, and added 15 total aircraft. We also have deliveries scheduled throughout 2006 and 2007 for three additional transport category aircraft and 34 additional medium and light aircraft for service in the Domestic Oil and Gas segment to meet customer requirements.
Direct expenses in the Domestic Oil and Gas segment were $173.2 million for the year ended December 31, 2005, compared to $151.1 million for the year ended December 31, 2004, an increase of $22.1 million, or 14.6%. The increase was due to increases in employee costs ($1.2 million), aircraft parts usage due to increased flight hour activity ($3.1 million), aircraft rent ($3.7 million) due to additional aircraft on lease, aircraft warranty costs ($5.0 million) due to additional aircraft covered under the manufacturers’ warranty programs but also due to a warranty termination credit in the prior year ($2.2 million), fuel ($6.7 million) due to increased prices and flight activity, component repair costs ($0.8 million), outside services ($1.1 million) primarily related to outside pilot training costs, and other items ($0.5 million).
Fuel cost above a certain rate per gallon in customers’ contracts is invoiced to the customer and is included in revenue. These increases were due to increased aircraft and increased flight hours.
The Domestic Oil and Gas segment’s operating income was $45.5 million for 2005 compared to $27.5 million for 2004. The increase was due to increased flight hours and also due to additional contracted aircraft as mentioned above.
Air Medical. Air Medical segment revenues were $112.1 million for 2005 compared to $77.5 million for 2004. The increase was due to the additional operations established in 2004 and 2005. Flight hours were 26,619 for 2005 compared to 19,595 for 2004. The number of aircraft in the segment was 64 at December 31, 2005, compared to 51 at December 31, 2004. One additional aircraft was received in early 2006. Patient transports were 17,200 for 2005, compared to 11,390 for 2004. Since inception of the expansion, late 2003, we have opened 37 additional operating locations, 15 of which were opened in 2005. Seven of those were opened in the fourth quarter 2005. Operating revenues in 2005 from the new locations opened in 2005 were $20.4 million.

Management’s discussion and analysis of financial condition and results of operations

Direct expenses in the Air Medical segment increased to $104.5 million for 2005 compared to $67.7 million for 2004, due to growth in the segment mentioned above. At December 31, 2004, we had 22 operating locations that were opened in 2004, and the increase in direct expense in 2005 reflects a full year of operations at those locations, as well as the direct expense of the 15 locations opened during 2005. The $36.8 million increase was due to increases in employee costs ($21.1 million) due to additional employees at the new operations, operating costs ($9.2 million) related to the additional bases, which includes rent, utilities, services purchased, and supplies. Aircraft parts usage increased due to additional aircraft and additional flight hours ($1.3 million); fuel costs increased ($2.3 million); aircraft rent increased due to additional aircraft on lease ($1.1 million); and aircraft warranty costs increased ($1.8 million) as additional aircraft were added to the manufacturers’ warranty programs.
Selling, general and administrative expense was $6.5 million for the years ended December 31, 2005 and 2004 in the Air Medical segment.
The Air Medical segment operating income was $1.2 million for 2005 compared to $3.3 million for 2004. The decrease in operating income was due to increased direct expense related to the expansion of operations, and also due to the impact of weather in the first quarter and fourth quarter as compared to 2004. There was a loss of $2.5 million related to the additional operations that commenced in 2005. New locations typically take several months to build sufficient volume to absorb facility operating costs and achieve profitable aircraft utilization levels. Our focus in 2006 will be to improve the margins in this segment.
International. International segment revenues were $28.2 million for 2005, compared to $24.3 million for 2004, an increase of $3.9 million, or 15.8%. The increase was due to increased flight hours and rates in 2005. Flight hours increased in 2005 to 16,788 as compared to 15,871 for 2004. The additional flight hours were achieved in spite of a reduction in the number of aircraft in the segment from 19 at December 31, 2004, to 16 at December 31, 2005, as three aircraft in that segment were sold during 2005. We also expect some reduction in the number of aircraft and related revenues in 2006.
Direct expenses were $19.1 million for the year ended December 31, 2005, compared to $18.7 million for the year ended December 31, 2004, an increase of $0.4 million. The increase was due to increased flight hours in 2005.
Selling, general and administrative expense was $0.2 million for 2005 compared to less than $0.1 million for 2004.
International segment operating income for 2005 was $8.9 million compared to $5.6 million for 2004. The improvement was due to the increase in operating revenue due to increased flight hours and to increased rates.
Technical Services. Technical Services segment revenues for 2005 were $3.7 million compared to $9.4 million for 2004. The decrease in Technical Services revenues was due to completion of its principal contract in the third quarter of 2004.
Direct expenses were $2.5 million for 2005 compared to $7.9 million for 2004.
The Technical Services segment had operating income of $1.1 million for December 31, 2005, compared to $1.4 million for December 31, 2004. The decrease was due to completion of the contract mentioned above.

Management’s discussion and analysis of financial condition and results of operations

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003
Combined Operations
Revenues. Operating revenues for 2004 were $291.3 million compared to $269.4 million for 2003, an increase of $21.9 million. Operating revenues in the Air Medical segment increased $30.8 million, due to the additional operating locations, and there was also an increase of $3.1 million in operating revenues in the International segment. These amounts were offset in part by a decrease in the Technical Services segment and in the Domestic Oil and Gas segment. These items are discussed below in the Segment Discussion.
Other Income and Losses. Gain (loss) on equipment dispositions was $2.6 million for 2004 compared to $2.0 million for 2003. Gain (loss) on equipment dispositions is related to dispositions of aircraft.
Direct Expenses. Direct expense was $245.4 million for 2004 compared to $230.2 million for 2003, an increase of $15.2 million. The increase was due to the increased Air Medical operations ($34.9 million), offset by decreases in all other business segments particularly Domestic Oil and Gas ($12.2 million). These items are further discussed in the Segment Discussion.
Selling, General, and Administrative Expenses. Selling, general and administrative expense was $21.0 million for 2004 compared to $20.0 million for 2003, an increase of $1.0 million. The increase is due to an increase in the Air Medical segment ($2.0 million) due to the expansion mentioned above. This amount was offset in part by a decrease in corporate administration costs of $0.8 million due primarily to decreases in consulting expense.
Income Taxes. Income tax expense for 2004 was $3.8 million, compared to $0.8 million for 2003. The effective tax-rate was 49% for 2004 compared to 40% for 2003. Included in the 2004 provision was $0.7 million related to foreign taxes paid for which we cannot take a credit for U.S. tax purposes due to the availability of net operating losses for tax purposes. Such operating loss carryforwards arose from accelerated tax depreciation expense deductions as a result of the aircraft purchased in 2002 and 2003.
Earnings. Our net earnings for 2004 were $4.0 million, compared to $1.1 million for 2003. Earnings before tax for 2004 were $7.8 million compared to $1.9 million in 2003. Earnings per diluted share were $0.72 for 2004 as compared to $0.21 per diluted share for 2003.
Segment Discussion
Domestic Oil and Gas. Domestic Oil and Gas segment revenues were $180.1 million for 2004 compared to $183.8 million for 2003, a decrease of $3.7 million or 2%. The decrease was due to a decrease in flight hours in the Gulf of Mexico. Flight hours were 100,814 for 2004 compared to 114,769 for 2003, a decrease of 13,955 hours which resulted from a decrease in activities in the Gulf of Mexico by our customers. The number of aircraft in the segment at December 31, 2004 was 151 compared to 164 aircraft at December 31, 2003.
Direct expenses in the Domestic Oil and Gas segment were $151.1 million for the year ended December 31, 2004 compared to $163.3 million for the year ended December 31, 2003, a decrease of $12.2 million. Employee compensation decreased $1.5 million due primarily to pilots and mechanics being transferred to the Air Medical segment and also due to severance pay recorded in the prior year ($0.7 million). Manufacturer warranty expense decreased $6.2 million due to a nonrecurring credit related to the termination of certain manufacturer warranty agreements ($3.2 million), and a reduction in recurring warranty expense ($3.0 million) as a result of the termination. There was also a net

Management’s discussion and analysis of financial condition and results of operations decrease due to additional insurance premium costs incurred in 2003 ($3.1 million). Aircraft parts usage decreased $2.8 million due to the decrease in flight hour activity. There was an increase in fuel cost ($1.6 million) and a decrease in other items, net, of $0.2 million.
The Domestic Oil and Gas segment operating income was $27.5 million for 2004 compared to $19.0 million for 2003. The increase was due to the decrease in direct expense as discussed above.
Air Medical. Air Medical segment revenues were $77.5 million for 2004 compared to $46.7 million for 2003. The increase was due to the additional operations established in 2004. Flight hours were 19,595 for 2004 compared to 11,542 for 2003. The number of aircraft in the segment was 51 at December 31, 2004, compared to 42 at December 31, 2003. Expansion in the Air Medical segment continued into late 2004, adding 22 new Air Medical operating locations since December 2003. Operating revenues in 2004 from the new locations were $29.9 million.
The additional Air Medical operations are established under the independent provider model, whereby we respond to individual patient demands for air transport services and are paid by either a commercial insurance company, federal or state agency, or the patient.
Direct expenses in the Air Medical segment more than doubled to $67.7 million for December 31, 2004 compared to $32.8 million for December 31, 2003, due to the increased operations mentioned above. Employee cost increased ($21.4 million) due to increased personnel, aircraft depreciation increased ($3.4 million) due to an increase in the number of aircraft, aircraft parts usage increased ($0.6 million) and manufacturer warranty expense increased due to additional aircraft ($0.6 million), operating base expense increased ($3.4 million) due to additional bases established, fuel cost increased ($1.4 million) due to increased flight hours, insurance cost increased ($0.9 million), costs related to billing and collection services increased ($2.2 million), and other items, net, increased ($1.0 million).
Selling, general and administrative expense increased to $6.5 million for 2004 compared to $4.5 million for 2003, because of the increased operations as additional supervisory and management personnel were added.
The Air Medical segment operating income was $3.3 million for December 31, 2004 compared to $9.4 million for December 31, 2003. The decrease was due to increased direct expense and increased selling, general and administrative expense related to the expansion of operations. There was a loss of $2.7 million related to the additional operations that commenced in 2004. The decrease in operating income was also due to the increased selling, general, and administrative expense.
International. International segment revenues were $24.3 million for 2004, compared to $21.2 million for 2003, an increase of $3.1 million. The increase was due to increased flight hours and rates in 2004. Flight hours increased to 15,871 for 2004 as compared to 14,816 for 2003, but the number of aircraft in the segment was unchanged at 19 for both periods.
Direct expenses were $18.7 million for the year ended December 31, 2004 compared to $21.1 million for the year ended December 31, 2003, a decrease of $2.4 million. There was a decrease in aircraft component repairs ($1.8 million), and a decrease in employee compensation ($0.6 million).
Selling, general and administrative expense was less than $0.1 million for 2004 compared to $0.2 million for 2003.
International segment operating income for 2004 was $5.6 million compared to a loss of less than $0.1 million for 2003. The improvement was due to the increase in operating revenue and the decrease in direct expense, as discussed above.

Management’s discussion and analysis of financial condition and results of operations

Technical Services. Technical Services segment revenues for 2004 were $9.4 million compared to $17.6 million for 2003. The decrease in Technical Services revenues was due to completion of its principal contract in the third quarter 2004.
Direct expenses declined to $7.9 million for December 31, 2004 compared to $13.0 million for December 31, 2003 due to completion of the contract.
The Technical Services segment had operating income of $1.4 million for December 31, 2004, compared to $4.6 million for December 31 2003. The decrease was due to completion of the contract mentioned above.
LIQUIDITY AND CAPITAL RESOURCES
General
Our ongoing liquidity requirements arise primarily from the funding of working capital needs such as the acquisition or leasing of aircraft, the maintenance and refurbishment of aircraft, improvement of facilities, and acquisition of equipment and inventory. Our principal sources of liquidity historically have been net cash provided by our operations and borrowings under our revolving credit facility, as augmented in recent years by the issuance of our senior notes in 2002 (which we refinanced in 2006 with the private placement of the unregistered notes) and the sale of non-voting common stock in 2005 and 2006.
Our overall fleet expansion initiative contemplates the acquisition of 69 aircraft valued at approximately $400.8 million. Thirty-six of those aircraft, valued at approximately $204.8 million, have already been delivered, with 20 of those aircraft having been purchased using approximately $51.5 million in proceeds from our June 2005 offering of non-voting common stock and the remaining 16 of those aircraft financed through operating leases. In addition, approximately $117 million of the net proceeds from our April 2006 equity offering and concurrent private placement of the unregistered notes will be used toward the funding of the expansion. We intend to use some combination of operating leases with commercial lenders, existing cash, cash from operations and borrowings under our revolving credit facility to fund the balance of this fleet expansion.
As we grow our operations, we continually monitor the capital resources available to meet our future financial obligations, planned capital expenditures and liquidity. We also review acquisition opportunities on an ongoing basis. If we were to make a significant acquisition for cash, we would need to obtain additional equity or debt financing. Additionally, we may sell additional equity or debt securities or restructure our current debt to optimize our capital structure.
Cash flow
Our cash position at June 30, 2006 was $217.6 million, compared to $69.6 million at December 31, 2005. Working capital was $324.3 million at June 30, 2006, as compared to $162.5 million at December 31, 2005, an increase of $161.8 million. The increase in working capital was a result of the cash provided by our sale of 4,866,600 non-voting common shares completed in the second quarter of 2006, and the proceeds of a $25 million sale leaseback transaction for three aircraft completed in the first quarter of 2006. The corresponding leases are classified as operating leases and are included in the commitment table set forth below.
On April 12, 2006, we completed the sale of 4,287,920 shares of our non-voting common stock, and on May 1, 2006, we sold another 578,680 shares pursuant to the underwriters’ over-allotment option. We also sold $200 million of 7.125% senior notes due 2013 and used the proceeds to repay our 9 3/8% senior notes due 2009. Following completion of the above transactions our cash balance was

Management’s discussion and analysis of financial condition and results of operations

$238 million. The remaining proceeds from the offerings completed in 2005 and 2006 are to be used for the acquisition of aircraft, which accounts for a substantial portion of the cash.
Net cash provided by operating activities was $12.5 million for the six months ended June 30, 2006, compared to net cash provided by operating activities of $9.4 million for the six months ended June 30, 2005. The increase was due primarily to an increase in net earnings of $4.8 million prior to recording the loss on debt restructuring. Capital expenditures were $39.4 million, and gross proceeds of aircraft sales were $28.2 million, including the sale-leaseback transaction described above, for the six months ended June 30, 2006, compared to capital expenditures of $30.9 million and gross proceeds of aircraft and other sales of $6.0 million for the six months ended June 30, 2005. Capital expenditures primarily involve purchases, renewals and capability upgrades of aircraft.
Financing Activities
On April 12, 2006, we completed the sale of 4,287,920 non-voting common shares at $35.00 per share. Proceeds from the offering were $142.0 million, net of underwriting fees. On May 1, 2006, we completed the sale of an additional 578,680 shares, also at $35.00 per share, pursuant to the underwriters’ over-allotment option. Most of the proceeds from the over-allotment were $19.1 million, also net of underwriting fees. Proceeds of the offering will be used to fund the acquisition of aircraft to be delivered in 2006 and 2007.
Also on April 12, 2006, we issued $200 million of 7.125% senior notes that mature April 15, 2013. The offering of these notes was made pursuant to Rule 144A and Regulation S of the Securities Act of 1933. Proceeds were $196 million net of underwriting fees. Proceeds were used to retire $184.8 million of the existing 9 3/8% senior notes tendered April 12, 2006, in accordance with the early tender offer, for a total cost of $201.6 million including an early call premium and accrued interest. We also redeemed the remaining $15.2 million of senior notes outstanding on May 1, 2006, at a redemption price of 104.688% of the face amount plus accrued interest. As a result of the early redemption of the 9 3/8% senior notes, we recorded a pretax charge of $12.8 million ($7.7 million, net of tax) in the quarter ended June 30, 2006, which consists of $9.8 million early call premium, $2.6 million of unamortized issuance costs, and $0.4 million underwriting fees.
The notes mature April 15, 2013, and interest is payable semi-annually on April 15 and October 15. The notes contain restrictive covenants, including limitations on indebtedness, liens, dividends, repurchases of capital stock and other payments affecting restricted subsidiaries, issuance and sales of restricted subsidiary stock, dispositions of proceeds of asset sales, and mergers and consolidations or sales of assets. Estimated interest cost of the notes annually is $14.3 million excluding amortization of issuance costs.
We have a $35 million revolving credit facility with a commercial bank that expires on July 31, 2007. As of June 30, 2006, there were $4.0 million in borrowings and $5.1 million in letters of credit outstanding under the facility. The facility includes covenants related to working capital, funded debt to net worth, and consolidated net worth. As of June 30, 2006, we were in compliance with these covenants.
During the quarter ended June 30, 2006, we took delivery of three aircraft that were funded by proceeds from the stock sale. At June 30, 2006, we had orders for two additional transport category aircraft scheduled for delivery in 2006 at an approximate cost of $35.4 million. We also had orders for 28 additional aircraft for service in the Domestic Oil and Gas segment with a total cost of $143.9 million and delivery dates scheduled throughout 2006 and 2007.

Management’s discussion and analysis of financial condition and results of operations

The table below sets forth, as of June 30, 2006, our annual debt, lease and aircraft purchase obligations through 2010 and the aggregate amounts that will be due thereafter. The operating leases are not recorded as liabilities on our balance sheet, but payments are treated as an expense as incurred. Each contractual obligation included in the table contains various terms, conditions, and covenants which, if violated, accelerate the payment of that obligation. We currently lease 16 aircraft included in the lease obligations below.

		Payment due by year

							Beyond
	Total	2006	2007	2008	2009	2010	2010

	(thousands of dollars)
Aircraft Purchase commitments(1)	$179,275	$123,745	$55,530	$—	$—	$—	$—
Aircraft lease obligations	134,177	6,532	13,064	13,064	13,064	13,666	74,787
Facility lease obligations	22,435	3,134	2,700	2,246	1,722	1,442	11,191
Revolving credit facility	4,000	—	4,000	—	—	—	—
Senior notes(2)	200,000	—	—	—	—	—	200,000

	$539,887	$133,411	$75,294	$15,310	$14,786	$15,108	$285,978

(1)	These commitments are for aircraft that we intend to fund from existing cash from the equity offerings completed June 2005 and April 2006.

(2)	Amounts reflect new 7.125% senior notes issued subsequent to March 31, 2006, that mature 2013, and the retirement or redemption of the 9 3/8% senior notes on April 12, 2006 ($184.8 million) and May 1, 2006 ($15.2 million).
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to allowances for doubtful accounts, inventory valuation, long-lived assets and self-insurance liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates, and the differences may be material. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.
The allowance for doubtful accounts receivable is estimated based on an evaluation of individual customer financial strength, current market conditions, and other information. If our evaluation of our significant customers’ and debtors’ creditworthiness should change or prove incorrect, then we may have to recognize additional allowances in the period in which we identify the risk of loss. In the Air Medical segment, estimates are made of contractual allowances based on historical collection rates by payor group. This is adjusted periodically based on actual collection experience.

Management’s discussion and analysis of financial condition and results of operations

We maintain a significant parts inventory to service our own aircraft and the aircraft and components of customers. Portions of that inventory are used parts that are often exchanged with parts removed from aircraft or components and reworked to a useable condition. We use systematic procedures to estimate the valuation of the used parts, which includes consideration of their condition and continuing utility. If our valuation of these parts should be significantly different from amounts ultimately realizable or if we discontinue using or servicing certain aircraft models, then we may have to record a write-down of our inventory. We also record provisions against inventory for obsolescent and slow-moving parts, relying principally on specific identification of such inventory. If we fail to identify such parts, additional provisions may be necessary.
Our principal long-lived assets are aircraft. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to the future undiscounted net cash flows that we expect the asset to generate. When an asset is determined to be impaired, we recognize the impairment amount, which is the amount by which the carrying value of the asset exceeds its estimated fair value. Similarly, we report assets that we expect to sell at the lower of the carrying amount or fair value less costs to sell. Future adverse market conditions or poor operating results could result in an inability to recover the current carrying value of certain long-lived assets, thereby possibly requiring an impairment charge in the future.
We must make estimates for certain of our liabilities and expenses, losses, and gains related to self-insured programs, insurance deductibles, and good-experience premium returns. Our group medical insurance program is largely self-insured, and we use estimates to record our periodic expenses related to that program. We also carry deductibles on our workers’ compensation program and aircraft hull and liability insurance, and poor experience or higher accidents rates could result in additional recorded losses.
Trade receivables representing amounts due pursuant to air medical services are carried net of an allowance for estimated contractual adjustments on unsettled invoices. We monitor the collection experience by payor category within the Air Medical segment and updates its estimated collections to be realized based on its most recent collection experience.
NEW ACCOUNTING PRONOUNCEMENTS
For a discussion of new accounting pronouncements applicable to us, see Note 1 to our financial statements included elsewhere herein.
ENVIRONMENTAL MATTERS
We have an aggregate estimated liability of $0.2 million as of June 30, 2006 for environmental remediation costs that are probable and estimable. We have conducted environmental surveys of our former Lafayette Facility, which we vacated in 2001, and have determined that limited soil and groundwater contamination exists at the facility. We have installed groundwater monitoring wells at the facility and periodically monitor and report on the contamination. In May 2003, we submitted a Louisiana Risk Evaluation/ Corrective Action Plan (“RECAP”) Standard Site Assessment Report to the Louisiana Department of Environmental Quality (“LDEQ”) fully delineating the extent and type of contamination. LDEQ is reviewing the assessment report and has requested that the Site Assessment Report be updated to include recent analytical data and be resubmitted for further LDEQ review. Once LDEQ completes its review and reports on whether all contamination has been fully defined, a risk evaluation in accordance with RECAP will be submitted and evaluated by LDEQ. At that point,

Management’s discussion and analysis of financial condition and results of operations

LDEQ will establish what cleanup standards must be met at the site. When the process is complete, we will be in a position to develop an appropriate remediation plan and determine the resulting cost of remediation. We have not recorded any estimated liability for remediation and contamination and, based upon the May 2003 Site Assessment Report and ongoing monitoring, we believe the ultimate remediation costs for the former Lafayette facility will not be material to our consolidated financial position, results of operations, or liquidity.
During 2004, LDEQ advised us that groundwater contaminants impacting monitor wells at the PHI Lafayette Heliport were originating from an off-site location and that we would no longer be required to perform further monitoring at the site. Subsequently, based upon site investigation work performed by the Lafayette Airport Commission, the source of the contamination was identified as residing at another location, for which PHI is not responsible. The Lafayette Airport Commission has begun remediation of the PHI Lafayette Heliport.
In February 2005, the Texas Commission on Environmental Quality (“TCEQ”) advised that no further action was required with respect to remediation of the Rockport, Texas facility and granted site closure through issuance of a final certificate of closure.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks associated with interest rates and prior to April 23, 2002, we made limited use of derivative financial instruments to manage that risk. When used, all derivatives for risk management are closely monitored by our senior management. We do not hold derivatives for trading purposes and we do not use derivatives with leveraged or complex features. Derivative instruments are transacted either with creditworthy major financial institutions or over national exchanges.
Also on April 12, 2006, we issued $200 million of senior notes that have an interest rate of 7.125% payable semi-annually on April 15 and October 15 of each year, beginning October 15, 2006, and mature in April 2013. The market value of the notes will vary as changes occur to general market interest rates, the remaining maturity of the notes and our creditworthiness. At June 20, 2006, the market value of the notes was estimated at $189.5 million.

Business
PHI, Inc., founded in 1949, is one of the world’s largest and most experienced providers of commercial helicopter services. We provide transportation services with our fleet of helicopters to the oil and gas industry, the health care industry and certain U.S. governmental agencies. As of September 15, 2006, we have a fleet of 235 aircraft, 160 of which are helicopters dedicated to our oil and gas operations (including nine that are customer owned, but operated by us), 69 of which are dedicated to our air medical operations (including three that are hospital owned, but operated by us, and six fixed- wing aircraft) and six of which are dedicated to other operations. In addition, we perform maintenance and repair services for existing customers, primarily to those that have their own aircraft.
In September 2001, Al A. Gonsoulin, our Chairman of the Board and Chief Executive Officer, acquired approximately 52% of our voting common stock from our founder’s family. Since that time, we have made significant operational enhancements in our business, including substantial investments in our facilities, the refurbishment of our fleet, the implementation of a significant cost reduction program, upgrades of our computer systems and software and, most recently, the raising of $257 million in equity offerings in April 2006 and June 2005 to, among other things, partially finance a significant expansion of our fleet. We also have sold helicopters that were not profitable or that did not complement our existing fleet, terminated or declined to renew lower margin contracts and significantly increased our rates. We believe that, with these operational enhancements, we are well positioned to capitalize on opportunities in our industry through the fleet expansion we commenced in late 2003 and have increased as described in this prospectus.
On September 20, 2006, approximately 210 of our pilots, or approximately 35% of our pilot workforce, commenced a strike after our negotiations with the OPEIU with respect to a new collective bargaining agreement ended without the parties reaching agreement. See “Employees.”
Domestic oil and gas operations
We are a leading provider of safe and reliable helicopter transportation services to the oil and gas industry in the Gulf of Mexico. We transport personnel and, to a lesser extent, parts and equipment to, from and among offshore platforms, drilling rigs and other offshore facilities for our customers. We have one of the largest fleets of helicopters servicing the Gulf of Mexico, and in 2005 flew more than 110,000 hours in the Gulf of Mexico. In 2005, our domestic oil and gas operations generated approximately 60% of our total operating revenues.
Our customers include major integrated oil companies and independent exploration and production companies. We believe we are the sole provider of helicopter transportation services to three of the five largest producers of oil and gas in the Gulf of Mexico, including Shell Oil Company and BP America Production Company, the two largest producers in the Gulf of Mexico in 2005.
Our transportation services in the Gulf of Mexico support exploration, construction, production and inspection activities. The offshore facilities are located various distances from shore and are staffed by personnel that are transported by helicopter as part of regularly scheduled crew changes to work there for a fixed period, typically seven or 14 days, and then transported back onshore for an equal period of time. Typically, there are two crews working at these facilities, with one crew being transported to and from the facility each week. Because of the number of personnel on these facilities, particularly deepwater facilities, it typically takes multiple trips per week or multiple helicopters to conduct a complete shift change.
Our fleet is comprised of both smaller, light helicopters that have a passenger capacity of four to six people and service most of the producing areas in the Shelf as well as medium and heavy, higher

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capacity helicopters that have a passenger capacity of eight to 19 people and enable us to service drilling rigs and production facilities in the deepwater areas of the Gulf of Mexico. Of the 160 helicopters dedicated to our oil and gas operations, 148 provide transportation services for offshore oil and gas properties in the Gulf of Mexico.
In 2003, we targeted the deepwater Gulf of Mexico as a new core area for our services, based on the profitable nature of these operations, our relationships with many of the primary producers in this region and the increasing demand for helicopter transportation services in this market. Since that time, the number of fixed and floating production facilities installed in the deepwater Gulf of Mexico has increased significantly. This has led to a substantial increase in the demand for long distance transportation of personnel and equipment by helicopter. According to Infield Systems Limited, an international energy research firm, 31 deepwater (greater than 1,500 feet of water) fixed production platforms and floating production facilities are currently in service or under development in the Gulf of Mexico and an additional 13 deepwater platforms and facilities have been identified for development in the Gulf of Mexico between 2006 and 2011. As the number of offshore facilities increases, we believe the demand for helicopter transportation to and from these facilities will continue to increase.
In late 2003, in connection with our new strategy of targeting the deepwater market, we initiated a plan to significantly increase the size of our domestic oil and gas fleet by ordering 31 new helicopters, 15 of which are capable of servicing the deepwater Gulf of Mexico. Based on the success of this expansion, current and recent contract negotiations and detailed discussions with a number of our customers regarding their planned activity levels in the Gulf of Mexico, particularly in the deepwater, we increased the size of our domestic oil and gas fleet expansion by reallocating two new helicopters initially scheduled for our air medical operations and ordering an additional 21 helicopters, 11 of which are capable of servicing the deepwater Gulf of Mexico. As a result of this increase, 26 of the 54 new helicopters related to our domestic oil and gas fleet expansion consist of medium and heavy transport helicopters which are capable of servicing the deepwater market. With the addition of these helicopters, we believe we will have one of the largest, newest and most technologically advanced fleets of medium and heavy transport helicopters servicing the deepwater Gulf of Mexico.
Air medical operations
We provide air medical transportation services for hospitals and emergency service agencies. We currently operate in 12 states with 69 aircraft that are specially outfitted to accommodate emergency patients, medical personnel and emergency medical equipment. Our helicopters transport patients between hospitals as well as to hospitals from accident sites or rural locations where ground transportation would be prohibitively slow. In 2005, approximately 31% of our total operating revenues was generated by our air medical operations.
In our air medical operations, we primarily operate as an independent provider of air medical services. Under this model, which we refer to as the “independent provider model,” we provide not only the transportation, but also the medical care, communications and dispatch, and billing and collections. Under this model, we also obtain the necessary local and other regulatory approvals to position aircraft and personnel in a community and respond on demand to individuals requiring transport for medical reasons. We are paid by either commercial insurance companies, federal or state agencies such as Medicare and Medicaid, or the patient.
As part of our initial expansion, we increased our air medical fleet by 15 aircraft to meet the growing demand for air medical services in our existing markets, as well as new markets where we identified demographics that we believe will support a profitable patient transport volume and payor mix for our services. Since 2003, we have commenced air medical operations in 37 new locations to capitalize on business opportunities in areas which we identified as being under-serviced or created by hospitals that

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elected to outsource their helicopter operations to third parties. During 2004 and 2005, we incurred significant start-up and operating costs in these new locations. New locations typically take several months to build sufficient volume to achieve profitable aircraft utilization levels to absorb the facility start-up and operating costs. Our focus in 2006 will be on improving our utilization rates and profit margins in these new locations.
Other operations
We currently provide helicopter services to a major oil company operating in Angola and the Democratic Republic of Congo and to the National Science Foundation in Antarctica. Aircraft operating internationally are typically dedicated to a single customer. We generally do not enter international markets without having customer contracts in place for the region, and are selective in choosing our international customers. We have a total of 16 helicopters currently operating internationally, with 12 of those dedicated to oil and gas operations. In 2005, our international operations contributed approximately 8% of our total operating revenues.
In addition to helicopter transportation services, we perform maintenance and repair services at our Lafayette, Louisiana facility pursuant to a Federal Aviation Administration repair station license, primarily for our own fleet, but also for existing customers that have their own aircraft. The license includes authority to repair airframes, engines, avionics, accessories, radios and instruments and to perform specialized services. Approximately 1% of our total operating revenues in 2005 was generated by our technical services operations.
FLEET EXPANSION INITIATIVE
In late 2003, we initiated a plan to expand our aircraft fleet in response to anticipated increases in demand for our domestic oil and gas transportation services and the opportunities which we observed in the air medical business. The initial plan was to increase our fleet size by 47 helicopters and one fixed-wing aircraft, 39 of which have been delivered as of September 15, 2006. Of the 33 aircraft for our domestic oil and gas operations, 15 are medium or heavy aircraft capable of servicing the deepwater regions of the Gulf of Mexico and 18 are light aircraft for servicing facilities located on the Shelf. Late in 2005, we decided to further increase our fleet expansion by ordering an additional 21 helicopters for our oil and gas operations based on the success of our initial expansion and continued discussions with a number of our customers regarding their planned activities in the Gulf of Mexico, particularly in the deepwater. To date, we have taken delivery of 26 of the 54 new helicopters associated with our domestic oil and gas fleet expansion and all 15 aircraft associated with our air medical fleet expansion. We expect to take delivery of the remaining 28 aircraft at various times in 2006 and 2007. Once an aircraft is delivered, we generally spend two to three months installing mission-specific and/or customer-specific equipment prior to placing the aircraft into service.
A significant portion of our fleet expansion is focused on servicing the deepwater Gulf of Mexico market. Specifically, 26 of the 54 new helicopters associated with our domestic oil and gas operations are capable of servicing the deepwater Gulf of Mexico. As part of our initial expansion initiative, we ordered four Sikorsky S-92A helicopters, all of which are now operating under contracts with customers. We believe this is the premier aircraft for servicing the deepwater Gulf of Mexico. Our increased expansion plan includes an additional four Sikorsky S-92A helicopters, all of which are covered by customer contracts. Two of these helicopters have been delivered and were placed into service late in the first quarter of 2006. In addition, as part of our total expansion, we are adding 18 Sikorsky S-76C+ helicopters to service the deepwater Gulf of Mexico, most of which currently are covered by customer contracts for when they are placed into service.

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The following table shows the aircraft that we have in our fleet as of September 15, 2006, the aircraft which were part of our initial expansion plan that have not yet been delivered (all of which are scheduled for delivery in 2006), the scheduled deliveries for aircraft that are part of our increased expansion plan during the rest of 2006 and 2007 and our post-expansion fleet:

				Increased
				Expansion
			Initial	Remaining
			Expansion	Deliveries(2)		Post-
	Current		Remaining			expansion
Industry segment and aircraft type	Fleet		Deliveries(1)	2006	2007	Fleet

Domestic Oil & Gas
Light Aircraft.	98	(3)	4	4	6	117	(3)
Medium Aircraft.	40	(4)	4	1	6	51	(4)
Heavy Aircraft.	10		—	2	—	12

Total Domestic Oil & Gas	148	(3)(4)	8	7	12	175	(3)(4)

International Oil & Gas
Light Aircraft.	8		—	—	—	8
Medium Aircraft.	4		—	—	—	4

Total International Oil & Gas	12		—	—	—	12

Air Medical
Light Aircraft.	53		—	—	—	53
Medium Aircraft.	10	(5)	—	—	—	10	(5)
Fixed-Wing	6	(6)	—	—	—	6	(6)

Total Air Medical	69	(5)(6)	—	—	—	68	(5)(6)

Other
Light Aircraft.	2		—	—	—	2
Medium Aircraft.	2		—	—	—	2
Fixed-Wing	2		—	—	—	2

Total Other	6		—	—	—	6

TOTAL AIRCRAFT(1)(2)(3)(4)	235		8	7	12	262

(1)	Our initial expansion plan included 48 aircraft, with 31 planned for our domestic oil and gas operations and 17 for our air medical operations. Because of increased demand in our oil and gas operations, two of the aircraft originally scheduled for our air medical operations were subsequently reassigned to our oil and gas operations at the time those aircraft were delivered. From time to time, we may also reassign certain smaller helicopters that are less desirable to our oil and gas customers to our air medical operations.
(2)	Our increased expansion plan includes 21 additional aircraft for our oil and gas operations, of which two heavy aircraft have already been delivered and placed into service.
(3)	Includes three light aircraft that are customer owned, but operated by PHI. Excludes eight light aircraft that we sold during the second and third quarters of 2006.
(4)	Includes six medium aircraft that are customer owned, but operated by PHI.
(5)	Includes two medium aircraft that are hospital owned, but operated by PHI.
(6)	Includes one fixed-wing aircraft that is hospital owned, but operated by PHI.
The total cost to acquire all the aircraft that are part of our expansion plans but have not yet been delivered would be approximately $167 million if purchased now.

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The following table highlights the model, quantity and specifications of the aircraft comprising our expansion plan, including the 42 that already have been delivered as of September 15, 2006:

					Appr. range
Manufacturer & type	Quantity	Engine	Passengers		(miles)(1)

Oil & Gas
Light Aircraft
Bell 407	14	Turbine	6		420
Eurocopter EC135(2)	12	Twin Turbine	6		330
Aerospatiale AS350 B2	2	Turbine	5		385
Medium Aircraft
Sikorsky S-76C+ and C++(2)	18	Twin Turbine	12		400
Heavy Aircraft
Sikorsky S-92A(2)	8	Twin Turbine	19		495

Total New Oil & Gas Helicopters	54

Air Medical
Light Aircraft
Bell 407	2	Turbine	n/a	(3)	420
Eurocopter EC135(2)	12	Twin Turbine	n/a	(3)	330
Fixed-Wing
Beechcraft King Air 200(2)	1	Turboprop	n/a	(3)	1200

Total New Air Medical Aircraft	15

Total New Aircraft	69

(1)	Based on maintaining a 30-minute fuel reserve.
(2)	Equipped to fly under instrument flight rules (IFR). All other types listed can only fly under visual flight rules (VFR).
(3)	Number of passengers in the air medical segment is not applicable, as each aircraft typically has a pilot, two medical personnel and a patient.

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PRE-EXPANSION FLEET
The following table highlights the model, quantity and specifications of the aircraft in our fleet prior to the initiation of our expansion plan, including the 12 aircraft operated by us that are owned by our customers:

	Number in					Appr. range
Manufacturer & type	fleet(1)(2)(3)(4)(5)		Engine	Passengers		(miles)(7)

Domestic Oil & Gas
Light Aircraft
Bell 206/407	87	(1)	Turbine	6		420
Aerospatiale AS350 B2/ B3	2		Turbine	5		385
Eurocopter BK-117/ BO-105	15		Twin Turbine	6		270
Medium Aircraft
Bell 212(7)/222(7)/230(7) /412(7)	15		Twin Turbine	13		370
Sikorsky S-76(7) A, A++, C+	23	(2)	Twin Turbine	12		400
Heavy Aircraft
Bell 214ST(7)	4		Twin Turbine	18		450

Total Domestic Oil & Gas	146	(1)(2)(3)

International Oil & Gas
Light Aircraft
Bell 206/407	8		Turbine	6		420
Medium Aircraft
Bell 212(7)/222(7)/230(7) /412(7)	4		Twin Turbine	13		370

Total International Oil & Gas	12

Air Medical
Light Aircraft
Bell 206/407	12		Turbine	n/a	(9)	420
Aerospatiale AS350 B2/ B3	18		Turbine	n/a	(9)	385
Eurocopter BK-117/ BO-105	6		Twin Turbine	n/a	(9)	270
Medium Aircraft
Bell 212(7)/222(7)/230(7) /412(7)	7	(4)	Twin Turbine	n/a	(9)	370
Sikorsky S-76(7) A, A++, C+	2		Twin Turbine	n/a	(9)	400
Fixed-Wing Aircraft
Cessna Conquest 441(7)	4	(5)	Turboprop	n/a	(9)	1,200
Lear Jet 31A(7)	1	(6)	Turbojet	n/a	(4)	1,437

Total Air Medical(7)	50	(4)(5)

Other
Light Aircraft
Aerospatiale AS350 B2/ B3	2		Turbine	5		385
Medium Aircraft
Bell 212(7)/222(7)/230(7) /412(7)	2		Twin Turbine	13		370
Fixed-Wing Aircraft
Rockwell Aero Commander	2		Turboprop	n/a		1,600

Total Other	6

TOTAL AIRCRAFT(1)(2)(3)(4)	214	(3)

(1)	Includes three aircraft that are customer owned, but operated by PHI.
(2)	Includes six aircraft that are customer owned, but operated by PHI.
(3)	Includes eight light aircraft that have since been sold.
(4)	Includes two aircraft that are hospital owned, but operated by PHI.
(5)	Includes one aircraft that is hospital owned, but operated by PHI.
(6)	Acquired in July 2005 apart from our expansion plans.
(footnotes continued on following page)

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(7)	Based on maintaining a 30-minute fuel reserve.
(8)	Equipped to fly under instrument flight rules (IFR). All other types listed can only fly under visual flight rules (VFR).
(9)	Number of passengers in the air medical segment is not applicable, as each aircraft typically has a pilot, two medical personnel and a patient.
BUSINESS STRATEGY
Our strategy is to grow our business while maximizing the profitability and cash flow of our existing operations and maintaining a strong credit profile. To achieve this objective, we intend to:

•	leverage our long-term customer relationships with major integrated energy companies and independent oil and gas producers to facilitate our expansion in the deepwater Gulf of Mexico, entering into long-term contracts where possible;

•	protect our leading position in the Gulf of Mexico by maintaining our reputation as one of the safest and most reliable providers of helicopter transportation services;

•	pursue opportunities to grow our air medical operations in existing and new geographic market segments where we believe demographics indicate a profitable patient transport volume; and

•	pursue attractive strategic acquisition opportunities in the domestic and international oil and gas air transportation business and the air medical business.
COMPETITIVE STRENGTHS
We attribute our strong competitive position to a number of factors, including the following:

•	Leading market position in deepwater Gulf of Mexico. We believe we are currently the sole provider of helicopter services in the Gulf of Mexico to three of the top five oil and gas producers, including Shell Oil Company and BP America Production Company, the two largest producers in the Gulf of Mexico in 2005. In addition, we believe we are the sole provider to the operators of 17 of the 31 existing deepwater installations and six of the 13 forecasted deepwater installations to be placed into service by 2011. Our large operating scale and fleet size allow flexibility in scheduling helicopter services on a timely basis and over an extensive geographic area. Our role as the primary provider to many of the largest producers in the deepwater Gulf of Mexico as well as our recent investment in helicopters capable of servicing this market has given us a leading position.

•	Long-term customer relationships. We are the oldest provider of commercial helicopter services in the oil and gas industry in the Gulf of Mexico, and we have worked successfully for years with out customers, many for in excess of 30 years. Our fleet expansion is a product of these long term relationships. As the primary provider to many of the largest producers in the Gulf of Mexico, we have a close working relationship with these producers that has enabled us to anticipate increased activity levels in the Gulf of Mexico and expand our aircraft fleet accordingly. Our close relationships with these companies also may present us with additional international opportunities where our customers operate.

•	Recent operational enhancements. Since 2001, we have made operational enhancements to our business, including substantial investments in our facilities, upgrades of our computer systems and software, the refurbishment of our fleet, the implementation of a significant cost reduction program and, most recently, the raising of approximately $257 million in equity offerings in April 2006 and June 2005 to, among other things, partially finance a significant expansion of our fleet. In addition, we have sold helicopters that were not profitable or that did not complement our existing fleet, terminated or declined to renew lower margin contracts and significantly increased our rates. As a result of these changes, we have improved our profitability and are well positioned to expand our business to capitalize on opportunities in our industry.

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•	Modern, well-maintained fleet. We believe that our existing fleet, together with the aircraft we are adding, are among the most modern and best maintained aircraft operating in the Gulf of Mexico. We target a complete, full-scale refurbishment in our repair and maintenance facility every five years for each of our oil and gas aircraft to maintain this level of quality. The majority of our air medical aircraft have either been purchased new or have undergone an extensive refurbishment since November 2003. In addition, each is routinely inspected in accordance with manufacturer specifications.

•	Integrated operation and maintenance functions. We believe that we are an industry leader in helicopter maintenance, repair and refurbishment operations. We believe that our repair and refurbishment facility in Lafayette, Louisiana, which became operational in 2001, is the premier facility of its kind in the world due to its size, scope of operations, extensive inventory of parts and experienced technical and maintenance personnel. We believe this facility allows us to more efficiently and effectively service our fleet of aircraft, resulting in less downtime and safer operations.

•	Strong safety record; experienced and extensively trained pilots. Safety is critical to us and to our customers. Our pilots average over 9,000 hours of flight time and 15 years of experience, and must have at least 1,000 flight hours and an instrument rating before we hire them. Once hired, our pilots undergo rigorous additional training covering all aspects of helicopter operation. As a result of this training and experience, coupled with our detailed safety programs and comprehensive maintenance, we have one of the best safety records in the industry. According to the NTSB, for the ten-year period through 2005, our Gulf of Mexico operations averaged 1.33 accidents for each 100,000 flight hours, approximately 42% less than the average rate for our Gulf of Mexico competitors (2.29 accidents per 100,000 flight hours). On a company-wide basis, our accident rate for this period was 1.53 accidents per 100,000 flight hours, compared to a national average rate of 8.70 accidents per 100,000 flight hours.

•	Significant barriers to entry to serve our customers. We believe that there are significant barriers to entry in our industry, particularly with respect to operating aircraft for the major oil companies and the larger independent oil companies. Our largest customers have employees dedicated to setting extensive selection criteria for their helicopter transport providers. These criteria are based on safety and performance records, and very few companies have the substantial infrastructure and track record to meet these stringent requirements. Operators who are unable to meet these rigorous quality standards on a long-term basis generally are excluded from the bidding process. We work closely with our customers to meet their specific requirements. In addition, our primary targets for growth in the air medical industry are currently served by a limited number of major competitors.

•	Experienced management and operations team. Members of our senior management and operations team have significant experience in the oil and gas service industry and in the commercial helicopter service industry. Al A. Gonsoulin, our Chairman of the Board and Chief Executive Officer, has over 35 years of experience in the oil and gas service industry. The ten members of our senior management team have an average of approximately 18 years of service with us. Howard L. Ragsdale, the director of our air medical operations, has significant experience in establishing air medical operations throughout the continental U.S. He and his two regional directors have an aggregate of over 65 years in the emergency medical services industry.

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INDUSTRY OVERVIEW
Gulf of Mexico helicopter operations
Offshore oil and gas activities in the Gulf of Mexico require daily movement of several thousand people plus parts and equipment between onshore bases and remote offshore working areas. According to the NTSB, more than two million passengers are transported in the Gulf of Mexico each year. These transports must occur in a safe, timely manner to ensure smooth operations and avoid costly delays. Helicopters are the primary means of offshore transportation and typically are the only economical transportation option for distances greater than 60 miles from shore. The outermost portions of the continental Shelf region of the Gulf of Mexico are located approximately 85 miles from our 11 active onshore bases in Louisiana, Texas and Alabama, and the deepwater areas generally are located from 170 to 230 miles from these bases, which allow us to efficiently service the primary exploration and production areas of the Gulf of Mexico.
Crews working offshore typically work on either a seven days on, seven days off or a 14 days on, 14 days off basis, with crew changes generally occurring midweek at regularly scheduled times. The size of a crew working at any given time is approximately 60 to 90 people for a jackup rig in the Shelf region and 100 to 200 or more people for the larger drilling rigs and production facilities involved in deepwater drilling and production. Typically, there are two crews working onsite at any given time, with one crew being changed out each week. Because a helicopter does not have the passenger capacity to effect an entire crew change in one trip, multiple round trips or multiple helicopters are required for each crew change operation.
Demand for helicopter services in the Gulf of Mexico is driven by the number of production facilities (both manned and unmanned) and drilling rigs. Currently, there are approximately 3,895 active oil and gas platforms and 82 active offshore drilling rigs in the Gulf of Mexico. Although the rig count in the Gulf of Mexico has not increased in recent years, utilization and dayrates for both shallow water jackup rigs and deepwater semisubmersible rigs recently have increased. Each of these facilities has dedicated crews that must be rotated on a regular basis.
Deepwater Gulf of Mexico Fixed Production
Platform and Floating Production Facilities
Source: Infield Systems. Deepwater consists of fixed and floating platforms located in water depths greater than 1,500 feet. Data as of March 2006.
Active Production Platforms
in the Gulf of Mexico
Source: ODS-Petrodata

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Gulf of Mexico Jackup Utilization
Source: ODS-Petrodata
Gulf of Mexico Semisubmersible Utilization
Source: ODS-Petrodata
The majority of the 3,895 active oil and gas platforms are located on the continental Shelf of the Gulf of Mexico and must be inspected and maintained on a regular basis by both operators and regulatory officials to satisfy operator and regulatory safety requirements. These ongoing inspection and maintenance services provide a stable level of helicopter demand that generally is less sensitive to short-term changes in commodity prices. Light helicopters are the most efficient way to service these smaller crew changes and maintenance and inspection visits.
Gulf of Mexico market
The U.S. is the world’s largest global consumer of oil and natural gas, with U.S. demand for oil and natural gas in 2006 estimated by the Department of Energy’s Energy Information Administration (“EIA”) to be 21 million barrels (MMBbls) per day and 61 billion cubic feet (Bcf) per day, respectively. U.S. supply in 2006 is estimated by the EIA to be only 5.5 MMBbls per day of oil and 50 Bcf per day of gas. The Gulf of Mexico is the primary source of supply of North American oil and natural gas. In its Annual Energy Outlook for 2006, the EIA estimates that:

•	the Gulf of Mexico will remain the primary producing region in North America through 2010;

•	in 2010, over 23.3% of U.S. lower 48 natural gas production and 46.9% of U.S. crude oil production will come from the Gulf of Mexico;

•	U.S. demand for natural gas will increase from 61 Bcf per day in 2003 to 64 Bcf per day by 2010; and

•	U.S. demand for crude oil will grow from 20 MMBbls per day in 2003 to 22 MMBbls per day by 2010.
Deepwater Gulf of Mexico
We have targeted the deepwater region of the U.S. Gulf of Mexico as a growth area for our services because deepwater exploration and production activities generally require more personnel, which results in more crew changes over a greater distance than Shelf exploration and production. The deepwater region is better served by medium and heavy helicopters, which can carry more personnel and equipment and cover the longer distances and which generally are more profitable for us to operate. Additionally, oil and natural gas exploration, development and production costs in the deepwater generally are higher and involve relatively larger capital commitments and longer lead times and investment horizons than those in the shallow water continental Shelf market. As a result, deepwater drilling activities are typically less sensitive to fluctuations in commodity prices, particularly the price of natural gas. Accordingly, actual or anticipated short-term decreases in oil and natural gas

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prices are less likely to cause an operator to abandon deepwater or ultra-deepwater projects, and demand for medium and heavy helicopters that serve the deepwater market tends to be more stable than demand for light helicopters that serve the shallow water continental Shelf market.
In recent years, there has been greater growth in platforms and facilities the deepwater region of the Gulf of Mexico compared to the more mature continental Shelf as the deepwater region becomes an increasingly important source of oil and natural gas production with many unexplored areas of potential oil and natural gas reserves. Until the mid-1990s, leasing activity in the Gulf of Mexico was focused on shallow water blocks located on the Shelf. In 1992, there were 176 leases issued in water depths less than 650 feet, compared with 28 leases issued in water greater than that depth. After the OCS Deep Water Royalty Relief Act was passed in 1995, deepwater leasing activity significantly increased. Factors contributing to this increased activity in the deepwater Gulf of Mexico include improved 3-D and 4-D seismic data coverage, several key deepwater discoveries, decreased exploration and development costs due to improved technology and experience in the area, and the recognition of high deepwater production rates. Currently, according to the MMS, there are approximately 3,850 active leases in water depths less than 1,300 feet, and approximately 4,260 active leases beyond that water depth.
According to Infield Systems Limited, an international energy research firm, there are 31 deepwater (greater than 1,500 feet of water) fixed production platforms and floating production facilities currently in service or under development in the Gulf of Mexico, and an additional 13 deepwater platforms and facilities have been identified for development in the Gulf of Mexico between 2006 and 2011, as shown in the table below:

Operator	Deepwater block	Field name	Year

ConocoPhillips	Green Canyon 184	Jolliet	1989
Shell	Garden Banks 426	Auger	1993
Kerr-McGee	Viosca Knoll 826	Neptune	1996
Shell	Mississippi Canyon 807	Mars	1996
Shell	Viosca Knoll 956	Ram-Powell	1997
Amerada Hess	Garden Banks 260	Baldpate	1998
ENI	Ewing Bank 921	Morpeth	1998
Chevron	Viosca Knoll 786	Petronius	1998
Chevron	Green Canyon 205	Genesis	1998
ENI	Green Canyon 254	Allegheny	1999
BP	Viosca Knoll 915	Marlin	1999
Shell	Mississippi Canyon 809	Ursa	1999
ExxonMobil	Alaminos Canyon 25	Hoover	1999
Chevron	Green Canyon 237	Typhoon	2001
Shell	Green Canyon 158	Brutus	2001
Kerr-McGee	East Breaks 643	Boomvang	2001
Kerr-McGee	East Breaks 602	Nansen	2001
BP	Mississippi Canyon 127	Horn Mountain	2002
Murphy	Mississippi Canyon 582	Medusa	2003
Total	Mississippi Canyon 243	Matterhorn	2003
Kerr-McGee	Garden Banks 668	Gunnison	2003
Dominion	Mississippi Canyon 773	Devils Tower	2003
BP	Mississippi Canyon 474	Na Kika	2003
Murphy	Green Canyon 338	Front Runner	2004
Anadarko	Green Canyon 608	Marco Polo	2004
BP	Green Canyon 645	Holstein	2004

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Operator	Deepwater block	Field name	Year

BP	Green Canyon 782	Mad Dog	2004
ConocoPhillips	Garden Banks 783	Magnolia	2004
Kerr-McGee	Garden Banks 876	Red Hawk	2004
BP	Mississippi Canyon 778	Thunder Horse	2005
Kerr-McGee	Green Canyon 680	Constitution	2005
ATP	Mississippi Canyon 711	Gomez	2006
Anadarko	Mississippi Canyon 920	Independence Hub	2006
BP	Green Canyon 743	Atlantis	2006
BHP	Green Canyon 613	Neptune	2007
Norsk Hydro	Atwater Valley 63	Telemark	2007
Chevron	Green Canyon 640	Tahiti	2008
BHP	Green Canyon 654	Shenzi	2008
Chevron	Mississippi Canyon 695	Blind Faith	2008
Dominion	Mississippi Canyon 734	Thunder Hawk	2008
Shell	Mississippi Canyon 809	GUMBO	2009
ExxonMobil	Mississippi Canyon 508	Hawkes	2010
Chevron	Atwater Valley 182	Sturgis	2010
Total	Mississippi Canyon 941	Mirage	2011
Infield Systems Limited projects that the number of deepwater Gulf of Mexico production facilities will increase by over 42% from 2005 to 2011 as production from the large number of recent discoveries commences. These new facilities often result in increased drilling activity as this additional infrastructure can be used to develop satellite fields that would not be economically feasible to develop on a standalone basis.
Gulf of Mexico Shelf
Offshore oil and natural gas drilling and production in the U.S. Gulf of Mexico occurs on the continental Shelf as well as in the deepwater. Drilling activity on the continental Shelf historically has been limited to shallow wells, or wells with true vertical depths of less than 15,000 feet. However, with the advent of improved technology and higher oil and gas prices, operators increasingly have begun to focus exploratory efforts on deep wells and natural gas reserves located below 15,000 feet. These deeper prospects are largely undeveloped, but are believed to contain significant reserves.
While the shallow waters of the continental Shelf have been actively explored for decades, relatively few deep wells have been drilled historically due to the high cost associated with these wells. Despite the higher costs operators, particularly those in search of natural gas, have grown increasingly interested in deep well shelf drilling due to, among other things:

•	the potential for the discovery of significant natural gas reserves;

•	the abundance of existing platforms, production facilities and pipelines on the continental Shelf which allow new deep gas to flow quickly to market;

•	data indicating that higher natural gas production rates can be expected from wells drilled on the continental Shelf below 16,000 feet; and

•	MMS royalty relief programs enacted in 2001, and expanded in August 2003 and again in January 2004, which have reduced the development costs of these deep wells.

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While drilling on the continental Shelf has declined in recent years, gas production from deep wells as a percentage of total wells on the continental Shelf increased from 20% in 2000 to 35% in 2004 according to IHS Energy, an energy research company.
Air medical operations
The civilian air medical industry began in the 1970s and has grown steadily since that time. According to a 2005 publication, the civilian air medical fleet has nearly doubled since 1997, and patient transports are increasing by an estimated 5% per year. Patient air transports can be from one medical facility to another or from an accident scene or rural location to a medical facility.
According to a 2005 report by C.E. Unterberg, Towbin, an independent investment banking and brokerage firm, the entire U.S. air medical transportation market is approximately $2.0 billion, of which approximately 80%, or $1.6 billion, is controlled by hospitals operating their own fleet and approximately 20%, or $400 million, is shared by independently owned emergency medical service operators. In recent years, hospitals operating their own fleet gradually have begun to exit this market, which is expected to increase the portion of the market available to independent operators over the next several years. While we have a small number of contracts directly with hospitals, we primarily provide air medical transport services as an independent operator. Under this model, which we refer to as the “independent provider model,” we provide not only the transportation, but also the medical care, communications and dispatch, and billing and collections. Our revenues under this model are variable and consist of flight fees billed directly to patients, their insurers or to governmental agencies such as Medicare and Medicaid.
SAFETY RECORD
Customers consistently cite safety and reliability as a critical factor in selecting a provider of air transportation services. Since our inception in 1949, safety has been a top priority and one of the cornerstones of our culture. In over 50 years of operations we have logged more than nine million flight hours, and during that time we have developed and refined rigorous safety programs and practices that have given us one of the strongest safety records in the commercial helicopter industry.
The key elements of our superior safety record are awareness, extensive training, employee incentives and comprehensive maintenance of our fleet. We strive to incorporate best safety practices in every area of our operations. Our company-wide safety program rewards employees who contribute to our safety goals by working accident free, and we believe our pilots and mechanics are among the most experienced and well trained in the industry.
From 1995 through 2005, we averaged an NTSB accident rate per 100,000 flight hours of 1.33 for our Gulf of Mexico operations, compared to our Gulf of Mexico competitors’ average accident rate of 2.29. For the same period, our company-wide NTSB accident rate per 100,000 flight hours was 1.53 compared to the national average rate of 8.70.
IMPACT OF HURRICANES
During the third quarter of 2005, Hurricane Katrina made landfall in southeastern Louisiana and Hurricane Rita made landfall in southwestern Louisiana. Although both hurricanes have affected our operations, we were able to successfully evacuate all of our aircraft prior to both storms and all of our employees were accounted for with no injuries reported. While none of our aircraft suffered damage from the hurricanes, we did incur some flooding and wind damage at our bases in Louisiana, including significant damage to our bases in Boothville and Cameron. Most of the damage has been repaired and our bases are operational again, other than the Boothville and Cameron bases. We expect our Boothville base to return to service in late 2006, and we intend to permanently shift operations from

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our Cameron facility to other bases. We currently estimate the costs related to the damage caused by the hurricanes to be approximately $8.5 million, most of which we expect to be covered by insurance. We have received $6.9 million of insurance proceeds to date, and expect to receive the remaining amounts, including those with respect to the additional costs to be incurred, before December 31, 2006.
Following the evacuation of customer personnel from the Gulf of Mexico, flight hours were adversely affected by the hurricanes as aircraft were evacuated and grounded until the storm passed. When flights resumed, we experienced an increase in flight hours as customers began assessing damage and making repairs to facilities in the Gulf of Mexico. Additionally, the Air Medical segment experienced higher than normal flight activity in the third quarter while assisting with the evacuations of New Orleans and areas in southeastern Texas.
CORPORATE INFORMATION
On December 30, 2005, we changed our name from “Petroleum Helicopters, Inc.” to “PHI, Inc.” In addition, the trading symbol for our voting common stock changed to “PHII,” and the symbol for our non-voting common stock changed to “PHIIK.”
In September 2001, Mr. Gonsoulin, our Chairman of the Board and Chief Executive Officer, acquired approximately 52% of our outstanding voting common stock from our founder’s family, which represents approximately 14.2% of our total outstanding equity. In addition, Mr. Gonsoulin purchased 100,000 shares of our non-voting common stock in our equity offering. Mr. Gonsoulin has over 35 years of experience in the oil and gas service industry. In 1977, he founded Sea Mar, Inc., a provider of marine transportation and support services to the oil and gas industry in the Gulf of Mexico, and sold it to Pool Energy Services Co. in 1998. Pool Energy Services was acquired by Nabors Industries, Inc. in 1999, and Mr. Gonsoulin continued to serve as President of Sea Mar until December 31, 2001.
Our principal executive offices are located at 2001 SE Evangeline Thruway, Lafayette, Louisiana 70508, and our telephone number at that address is (337) 235-2452.
TRAINING
We believe our pilots are among the most experienced and well-trained in the industry, with an average of over 9,000 hours of flight time and 15 years of experience. Most of our pilots have military or commercial flight experience, and all of our pilots must have at least 1,000 flight hours and an instrument rating before we hire them. Once hired, our pilots undergo rigorous additional training covering all aspects of helicopter operation, including flying in severe weather conditions, emergency landings and malfunctions in our advanced 32,000 square foot on-site training facility, which includes three flight simulators. Our pilots also receive additional flight training annually in excess of FAA regulations from our 14 fulltime flight instructors. We believe we are the only U.S. helicopter operator with a Level D flight training device for medium IFR training purposes. Most of our 570 pilots are trained and certified to fly under instrument flight rules, which enables them to fly at night and in other situations where visibility is impaired.
Our aircraft maintenance personnel also undergo extensive training from our four fulltime maintenance instructors as to the specific aircraft components they maintain, and have an average of approximately 16 years of service with us.

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MAINTENANCE
We employ over 1,100 experienced aircraft mechanics and perform comprehensive maintenance, repair and refurbishment services in our advanced repair and maintenance facility in Lafayette, Louisiana, which we believe provide us the best maintenance capabilities in our industry. Our FAA repair station license allows us to repair air frames, engines, avionics, accessories, radios and instruments, and to perform specialized services on all of our fleet, as well as certain aircraft owned by our customers. We target a complete, full scale refurbishment of each of our oil and gas aircraft every five years. We believe our maintenance standards exceed those set by the FAA and meet or exceed those established by the manufacturers. As a result, we believe our fleet is among the best maintained in the industry.
FACILITIES
Our principal facilities are located on property leased from The Lafayette Airport Commission at the Lafayette Regional Airport in Lafayette, Louisiana. The lease covers approximately 28 acres and two buildings, with an aggregate of approximately 256,000 square feet, housing our main operational, executive and administrative offices and our primary repair and maintenance facility. The lease for this facility expires in 2021, with three five-year renewal options following the expiration date.
We own our Boothville, Louisiana operating facility. The property has a 23,000 square foot building, a 7,000 square foot hangar and landing pads for 35 helicopters. Hurricane Katrina caused substantial flooding at our Boothville base putting it temporarily out of service. We expect complete repairs to this base and have it back in service in late 2006.

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We also lease property for an executive and marketing office in Houston, Texas and 12 additional bases to service the oil and gas industry throughout the Gulf of Mexico. Those bases that represent a significant investment in leasehold improvements and are particularly important to our operations are:

Location	Facilities	Area	Lease expiration	Extension options

Morgan City (Louisiana)	Operational and maintenance facilities, landing pads for 46 helicopters	53 acres	June 30, 2008	Options to extend to June 30, 2018
Intracoastal City (Louisiana)	Operational and maintenance facilities, landing pads for 45 helicopters	18 acres	December 31, 2006	Options to extend to December 31, 2010
Houma-Terrebonne Airport (Louisiana)	Operational and maintenance facilities, landing pads for 30 helicopters	14 acres	August 31, 2007	Three options to extend for one year each
Galveston (Texas)	Operational and maintenance facilities, landing pads for 30 helicopters	4 acres	May 31, 2021	Lease period to May 31, 2021 with certain cancellation provisions
Fourchon (Louisiana)	Operational and maintenance facilities, landing pads for 10 helicopters	8 acres	May 31, 2016	Facility under three separate leases, of which two contain options to extend through 2026 and 2028
Our other operations-related facilities in the U.S. are located at New Orleans and Lake Charles, Louisiana; at Port O’Connor, Sabine Pass and Rockport, Texas; and at Theodore, Alabama. Our facility in Cameron, Louisiana was severely damaged by Hurricane Rita. We intend to permanently shift our operations at the Cameron facility to other bases.
We also operate from offshore platforms that are provided without charge by the owners of the platforms, although in certain instances we are required to indemnify the owners against loss in connection with our use of their facilities.
We also lease office and hangar space for our air medical operations in Phoenix, Arizona. The two buildings are held under separate leases and collectively provide 5,000 square feet of hangar space and 26,000 square feet of office space. The leases extend through 2007 and 2009 with options to extend for two to ten years. Other air medical bases are located in California, Colorado, Indiana, Kentucky, Maryland, Michigan, New Jersey, New Mexico, North Dakota, Texas and Virginia. Other bases for our international and other air medical operations are generally furnished by customers.
DOMESTIC OIL AND GAS OPERATIONS CONTRACTS
We typically operate under fixed-term contracts with our customers, with terms generally of one to five years. These contracts provide for payment in U.S. dollars and for a fixed monthly payment per

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aircraft and additional variable payments based on the number of flight hours. In 2005, approximately 89% of our domestic oil and gas-related revenues was from customer contracts. Revenues from these contracts were approximately 50% from the fixed fee component and 50% from the variable fee component.
The following table shows our historical contracted revenues on a fixed fee and variable fee basis, our historical spot revenues and our historical total revenues for the years ended 2003, 2004 and 2005:

	Years ended December 31,

Domestic oil and gas revenues	2003	2004	2005

	(in thousands, except
	contracted variable fee
	components data)
Contracted Revenues:
Total Fixed Fees	$79,605	$76,431	$90,255
Total Variable Fees	75,960	69,235	91,695

Total Contracted Revenues	155,565	145,666	181,950
Spot Revenues	13,824	20,669	23,418
Other Revenues(1)	14,460	13,767	14,276

Total Revenues	$183,849	$180,102	$219,644

Contracted Variable Fee Components:
Aircraft Under Contract(2)	76	72	92
Total Contract Hours Flown	95,720	82,630	97,377
Average Contracted Flight Hours per Aircraft	1,259	1,148	1,058
Average Contracted Revenue per Flight Hour	$1,625	$1,763	$1,869

(1)	Contracted revenues from a major customer that owns its own aircraft.

(2)	As of the end of the period presented.
Our contracts generally limit our exposure to increases in fuel costs by passing through to our customers fuel costs in excess of pre-agreed levels. Most of our fixed-term contracts contain provisions permitting early termination by the customer, sometimes with as little as 30 days’ notice for any reason and generally without penalty, although customers have rarely exercised that right historically. In addition, many of our contracts, including our new contract with BP America Production Company, permit our customers to increase or decrease the number of aircraft under contract with a corresponding increase or decrease in the fixed monthly payments, and without penalty for a decrease. When our contracts expire, we believe that we have an advantage in renewing the contract based on the existing relationship with the customer, detailed knowledge of the specific operating environment and an established base of equipment and personnel on site.
GOVERNMENT REGULATION
We are subject to government regulation by a number of different federal and state agencies. Our flight operations are regulated by the FAA. Aircraft accidents are subject to the jurisdiction of the NTSB. Standards relating to the workplace health and safety of our employees are created and monitored through the OSHA. There are a number of statutes and regulations that govern offshore operations. We are also subject to various federal and state environmental laws and regulations.
FAA
As a commercial operator of helicopters, our flight and maintenance operations are subject to regulation by the FAA pursuant to the Federal Aviation Act of 1958. The FAA has authority to

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exercise jurisdiction over many aspects of our business, including personnel, aircraft and ground facilities. Because the FAA allocates its inspection resources based on the number of transport category aircraft, we believe that we are subject to more FAA inspections and oversight than any other U.S. helicopter operator.
We are required to have an Air Taxi Certificate, granted by the FAA, to transport personnel and property in our aircraft. This certificate contains operating specifications that allow us to conduct our operations, but is subject to amendment, suspension or revocation in accordance with procedures set forth in the Federal Aviation Act. We are not required to file tariffs showing rates, fares or other charges with the FAA.
The FAA’s regulations, as currently in effect, require that at least 75% of our outstanding voting securities be owned or controlled by citizens of the United States or one of its possessions, and that the president and at least two-thirds of the members of our board of directors be U.S. citizens. Our Chief Executive Officer and all of our directors are U.S. citizens, and our organizational documents provide for the automatic reduction in voting power of each share of voting common stock owned or controlled by a non-U.S. citizen if necessary to comply with these regulations.
OSHA
We are subject to OSHA and similar state statutes and regulations. We maintain extensive safety and health policies and procedures and staff that monitor and implement these policies and procedures. The primary functions of our safety staff are to develop policies that meet or exceed the safety standards set by OSHA, train our personnel and make daily inspections to ensure compliance with our safety policies and procedures. Personnel are required to attend safety-training meetings at which the importance of full compliance with safety procedures is emphasized. We believe that we meet or exceed all OSHA requirements and that our operations do not expose our employees to unusual health hazards.
Other Regulations
We are also subject to the Communications Act of 1934 because of our ownership and operation of a radio communications flight-following network in the Gulf of Mexico and offshore California.
Numerous other federal statutes and rules regulate our offshore operations and those of our customers pursuant to which the federal government has the ability to suspend, curtail or modify our offshore operations.
SEASONAL ASPECTS
Seasonality affects our operations in three principal ways: weather conditions are generally poorer in December, January and February, tropical storms and hurricanes are prevalent in the Gulf of Mexico in late summer and early fall, and reduced daylight hours restrict our operations in winter, which result in reduced flight hours. When a tropical storm or hurricane is about to enter or begins developing in the Gulf of Mexico, flight activity may temporarily increase because of evacuations of offshore workers, but during the storms, we are unable to operate in the area of the storm and can incur significant expense in moving our aircraft to safer locations. See “Risk factors— Risks Inherent in Our Business— Our operations are affected by adverse weather conditions and seasonal factors.” Our operating results vary from quarter to quarter, depending on seasonal factors and other factors outside of our control. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

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INVENTORY
We carry a significant inventory of aircraft parts to support the maintenance and repair of our helicopters. Many of these inventory items are parts that have been removed from aircraft, refurbished according to manufacturers’ and FAA specifications, and returned to inventory. The cost to refurbish these parts is expensed as incurred. We use systematic procedures to estimate the value of these used parts, which includes consideration of their condition and continuing utility. The carrying values of inventory reported in our financial statements are affected by these estimates and may change from time to time if our estimated values change.
CUSTOMERS
Our principal customers are major integrated energy companies and independent exploration and production companies. We also serve oil and gas service companies, hospitals and medical programs under the independent provider model, government agencies, and other aircraft owners and operators. Our largest customer, Shell Oil Company, is in our Domestic Oil and Gas segment and accounted for approximately 14%, 13% and 15% of our operating revenues for the years ended December 31, 2005, 2004 and 2003, respectively. We were recently awarded a five-year contract to provide helicopter services to Shell Exploration & Production Company in the U.S. Gulf of Mexico. For the year ended December 31, 2005, BP America Production Company, also in our Domestic Oil and Gas segment, accounted for approximately 14% of our operating revenues. We have entered into contracts with most of our customers for terms of at least one year, although most contracts include provisions permitting earlier termination.
COMPETITION
Our business is highly competitive in each of our markets, and many of our contracts are awarded after competitive bidding. Factors that impact competition include safety, reliability, price, availability of appropriate aircraft and quality of service. Some of our competitors recently have undertaken expansion and/or upgrades of their fleets.
We are a leading operator of helicopters in the Gulf of Mexico. There are two major and several small competitors operating in the Gulf of Mexico market. Although most oil companies traditionally contract for most specialty services associated with offshore operations, including helicopter services, certain of our customers and potential customers in the oil industry operate their own helicopter fleets, or have the capability to do so if they so elect.
In the air medical market, we compete against national and regional firms, and there is usually more than one competitor in each local market. In addition, we compete against hospitals that operate their own helicopters and, in some cases, against ground ambulances as well.
Our international operations primarily service customers in the oil and gas industry, although we do service some U.S. governmental agencies, such as the National Science Foundation. Most of our international contracts are subject to competitive bidding, and our primary competitors are largely the same as those in the domestic oil and gas market.
INDUSTRY HAZARDS AND INSURANCE
The operation of helicopters inherently involves a degree of risk. Hazards such as aircraft accidents, collisions, fire, and adverse weather are part of the business of providing helicopter services and may result in losses of life, equipment and revenues. Although our safety record compares favorably to the safety of our competitors in the Gulf of Mexico and in comparison to the record for all U.S. operators

Business

as reflected in industry publications, from time to time we do have accidents that result in loss of life and equipment.
We maintain hull and liability insurance on our aircraft that insures us against physical loss of, or damage to, our aircraft and against certain legal liabilities to others. In addition, we carry war risk, expropriation, confiscation, and nationalization insurance for our aircraft involved in international operations. In some instances, we are covered by indemnity agreements from our customers in lieu of, or in addition to, our insurance. Our aircraft are not insured for loss of use. While we believe we are adequately covered by insurance and indemnification arrangements, the loss, expropriation or confiscation of, or severe damage to, a material number of our helicopters could adversely affect our revenues and profits.
EMPLOYEES
As of September 15, 2006, we employed approximately 2,150 full-time employees and 55 part-time employees, including approximately 600 pilots and 1,130 aircraft maintenance and support personnel.
On September 20, 2006, approximately 210 of our pilots, or approximately 35% of our pilot workforce, commenced a strike after our negotiations with the Office & Professional Employees International Union (“OPEIU”) with respect to a new collective bargaining agreement ended without the parties reaching agreement. We have implemented our contingency plan, which has allowed us currently to continue flight activity for all operations other than approximately 20% of the flights in our Domestic Oil and Gas segment and 10% of the flights in our Air Medical segment.
On August 28, 2006, the National Mediation Board released us and the OPEIU from the “cooling off” period and mediation. At that time, we implemented our proposed compensation for our pilots which, we believe, places those wages slightly above those of our competitors in the relevant sectors. We also have offered retroactive compensation and a retention bonus to be paid upon contract ratification. Although we are willing to continue to negotiate with the OPEIU, no such negotiations currently are taking place and there can be no assurance that any such negotiations would be successful, or as to the terms of any agreement that may be reached. See “Risk Factors — A significant portion of our pilots are on strike, which could materially adversely affect our operations and financial condition, as well as our customer relationships.”
ENVIRONMENTAL MATTERS
We are subject to stringent federal, state and local environmental laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Operating and maintaining helicopters requires that we use and manage materials that are subject to laws and regulations controlling the treatment, storage, recycling and disposal of wastes. These laws and regulations may also require the acquisition of permits for regulated activities, result in capital expenditures to limit or prevent emissions or discharges, and impose strict liability for contamination, rendering an owner or lessee liable for environmental and natural resource damages and cleanup costs without regard to negligence or fault on the part of the owner or lessee. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions. While we believe that we are in substantial compliance with current environmental laws and regulations and that continued compliance with existing requirements would not materially affect us, there is no assurance that such compliance will continue in the future. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal or cleanup requirements has the potential to have a material adverse effect on our operations.

Business

We currently own or lease, and have in the past owned or leased, properties that have been used for many years by persons, including us, for various aviation operational support and maintenance activities and other industrial purposes. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and other wastes may have been disposed or released on or under properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. Because operating and maintaining helicopters has caused us and will continue to cause us to generate, handle and dispose of materials that may be classified as “hazardous substances,” “hazardous wastes,” or other types of wastes, we potentially may incur joint and several, strict liability under the federal Comprehensive Environmental Response, Compensation, and Liability Act, also referred to as the Superfund law, the federal Resource Conservation and Recovery Act, and analogous state laws for wastes. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, restore affected properties, or undertake measures to prevent future contamination. We periodically conduct environmental site surveys at our facilities to ensure compliance with existing environmental laws and to determine whether there is a need for environmental remediation.
LEGAL PROCEEDINGS
We have been named as a defendant in various legal actions that have arisen in the ordinary course of our business and have not been finally adjudicated. In the opinion of management, the amount of the ultimate liability with respect to these actions will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.
On June 15, 2005, we received a subpoena from the United States Department of Justice (“DOJ”) relating to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the Gulf of Mexico. We are cooperating fully with the investigation and have provided the DOJ with all information that has been requested to date. We will respond to any DOJ request for further information, and will continue to cooperate with the investigation. At this early stage, it is not possible to assess the outcome of this investigation.

Description of the notes
As used below in this “Description of the Notes” section, the “Issuer” means PHI, Inc., a Louisiana corporation, and its successors, but not any of its subsidiaries. The unregistered notes and the registered notes (the “Notes”) will be issued under an Indenture, dated as of the Issue Date (the “Indenture”), among the Issuer, the Guarantors and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You may obtain a copy of the Indenture from the Issuer at its address set forth elsewhere in this prospectus.
The following is a summary of the material terms and provisions of the Notes. The following summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture. You can find definitions of certain terms used in this description under the heading “—Certain definitions.”
Principal, Maturity and Interest
The Notes will mature on April 15, 2013. The Notes bear interest at the rate shown on the cover page of this prospectus, payable on April 15 and October 15 of each year, commencing on October 15, 2006, to Holders of record at the close of business on March 31 or September 30, as the case may be, immediately preceding the relevant interest payment date. Interest on the Notes is computed on the basis of a 360-day year of twelve 30-day months.
The Notes are issued in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.
An aggregate principal amount of Notes equal to $200.0 million are issued in this offering. The Issuer may issue additional Notes in an unlimited aggregate principal amount having identical terms and conditions to the Notes being issued in this offering (the “Additional Notes”), subject to compliance with the covenant described under “—Certain Covenants— Limitations on Additional Indebtedness.” Any Additional Notes will be part of the same issue as the Notes issued in this offering and will vote on all matters as one class with the Notes issued in this offering. For purposes of this “Description of the Notes,” except for the covenant described under “—Certain Covenants— Limitations on Additional Indebtedness,” references to the Notes include Additional Notes, if any.
Methods of Receiving Payments on the Notes
If a Holder has given wire transfer instructions to the Issuer at least ten Business Days prior to the applicable payment date, the Issuer will make all payments on such Holder’s Notes by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on the Notes will be made at the office or agency of the paying agent (the “Paying Agent”) and registrar (the “Registrar”) for the Notes within the City and State of New York unless the Issuer elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.
Ranking
The Notes are general unsecured obligations of the Issuer. The Notes rank senior in right of payment to all future obligations of the Issuer that are, by their terms, expressly subordinated in right of payment to the Notes and pari passu in right of payment with all existing and future obligations of the Issuer that are not so subordinated. Each Note Guarantee (as defined below) is a general, unsecured obligation of the Guarantor thereof and ranks senior in right of payment to all future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Note

Description of the notes

Guarantee and pari passu in right of payment with all existing and future obligations of such Guarantor that are not so subordinated.
The Notes and each Note Guarantee are effectively subordinated to secured Indebtedness of the Issuer and the applicable Guarantor to the extent of the value of the assets securing such Indebtedness. The Credit Agreement is secured by all of the accounts receivable and inventory (and related assets) of the Issuer and the Guarantors.
The Notes are also effectively subordinated to all existing and future obligations, including Indebtedness, of any Subsidiaries that are not Guarantors. Claims of creditors of these Subsidiaries, including trade creditors, will generally have priority as to the assets of these Subsidiaries over the claims of the Issuer and the holders of the Issuer’s Indebtedness, including the Notes.
As of June 22, 2006, the Issuer has $26.8 million of undrawn borrowings available under the Credit Agreement. Although the Indenture contains limitations on the amount of additional secured Indebtedness that the Issuer and the Restricted Subsidiaries may incur, under certain circumstances, the amount of this Indebtedness could be substantial. See “—Certain Covenants— Limitations on Additional Indebtedness” and “—Limitations on Liens.”
Note Guarantees
The Issuer’s obligations under the Notes and the Indenture are jointly and severally guaranteed (the “Note Guarantees”) by each Restricted Subsidiary (other than any Foreign Subsidiary).
Not all of our Subsidiaries guarantee the Notes. Unrestricted Subsidiaries and Foreign Subsidiaries are not Guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. See “—Risk factors— Risks relating to the notes— Not all of our subsidiaries guarantee the notes.”
As of the date of the Indenture, all of our Subsidiaries are “Restricted Subsidiaries.” Under the circumstances described below under the subheading “—Certain Covenants— Limitations on Designation of Unrestricted Subsidiaries,” in the future the Issuer will be permitted to designate some of its Subsidiaries as “Unrestricted Subsidiaries.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

•	a Subsidiary that has previously been a Guarantor and that is designated an Unrestricted Subsidiary will be released from its Note Guarantee; and

•	the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Issuer for purposes of calculating compliance with the restrictive covenants contained in the Indenture.
The obligations of each Guarantor under its Note Guarantee are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Indebtedness of the Issuer under the Credit Agreement permitted under clause (1) of “—Certain Covenants— Limitations on Additional Indebtedness”) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable federal, state or foreign law. Each Guarantor that makes a payment for distribution under its Note Guarantee is

Description of the notes

entitled to a contribution from each other Guarantor in a pro rata amount based on adjusted net assets of each Guarantor.
In the event of a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Equity Interests of any Guarantor then held by the Issuer and the Restricted Subsidiaries, except in any case to the Issuer or any Restricted Subsidiary, then that Guarantor will be released and relieved of any obligations under its Note Guarantee; provided that the Net Available Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture, to the extent required thereby. See “—Certain Covenants— Limitations on Asset Sales” and “—Limitation on Mergers, Consolidations, Etc.” In addition, any Guarantor that is designated as an Unrestricted Subsidiary or that otherwise ceases to be a Guarantor, in each case in accordance with the provisions of the Indenture, will be released from its Note Guarantee upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, as the case may be.
Optional Redemption
Except as set forth below, the Notes may not be redeemed prior to April 15, 2010. At any time on or after April 15, 2010, the Issuer, at its option, may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning April 15 of the years indicated:

Optional
redemption
Year	price

2010	103.563%
2011	101.781%
2012	100.000%
Notwithstanding the preceding paragraph, the Notes may be redeemable by the Issuer, at its option, at any time prior to April 15, 2010, in whole or from time to time in part, at a price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed plus accrued but unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); and

•	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to April 15, 2010 (except for currently accrued but unpaid interest, if any, to the date of redemption) (assuming the Notes are redeemed, and based on the applicable redemption price, on that date) discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate, plus 50 basis points, plus (b) accrued but unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).
The actual redemption price, calculated as provided in this description, will be calculated and certified to the Trustee and the Issuer by the Independent Investment Banker. For purposes of determining the optional redemption price pursuant to this paragraph, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity

Description of the notes

comparable to the remaining term of the notes to April 15, 2010 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity.

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means UBS Securities LLC and any successor firm, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Issuer.

“Reference Treasury Dealer” means UBS Securities LLC and its successors, plus three other dealers selected by the Independent Investment Banker that are primary U.S. government securities dealers in New York City; provided, if any of UBS Securities LLC or any primary U.S. government securities dealer selected by the Independent Investment Banker shall cease to be a primary U.S. government securities dealer, then such other primary U.S. government securities dealers as may be substituted by the Independent Investment Banker.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) at 3:30 p.m., New York City time, on the third business day preceding such redemption date, as quoted in writing to the Trustee by such Reference Treasury Dealer.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week in which the calculation date falls (or in the immediately preceding week if the calculation date falls on any day prior to the usual publication date for such release) or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date. Any weekly average yields calculated by interpolation or extrapolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.
Redemption with Proceeds from Equity Offerings
At any time prior to April 15, 2009, the Issuer may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more Qualified Equity Offerings at a

Description of the notes

redemption price equal to 107.125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such Qualified Equity Offering.
Selection and Notice of Redemption
In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part. In addition, if partial redemption is made pursuant to the provisions described under “—Redemption with Proceeds from Equity Offerings,” selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.
Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address except that a redemption notice may be given more than 60 days prior to a redemption date in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent for the Notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.
Change of Control
Upon the occurrence of any Change of Control, each Holder will have the right to require that the Issuer purchase that Holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.
Within 30 days following any Change of Control, the Issuer will mail, or caused to be mailed, to the Holders a notice:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice (which shall be a Business Day not earlier than 30 days nor later than 60 days from the date the notice is mailed) and for the Change of Control Purchase Price, all Notes properly tendered by such Holder pursuant to such Change of Control Offer; and

(3) describing the procedures that Holders must follow to accept the Change of Control Offer.
The Change of Control Offer shall remain open for at least 20 Business Days or for such longer period as is required by law.

Description of the notes

The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase.
If a Change of Control Offer is made, there can be no assurance that the Issuer will have available funds sufficient to pay for all or any of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. The Credit Agreement contains, and future Indebtedness that we may incur may also contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. In addition, we cannot assure you that in the event of a Change of Control the Issuer will be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under agreements governing outstanding Indebtedness which may prohibit the offer. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.
The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable.
The Issuer’s obligation to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.
With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under “—Certain Covenants— Limitations on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Issuer to purchase Notes.
The Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of this compliance.
Certain Covenants
The Indenture contains, among others, the covenants summarized below. Following the first day (the “Suspension Date”) that:

(1) the Notes have an Investment Grade Rating from both of the Rating Agencies, and

(2) no Default has occurred and is continuing under the Indenture,

Description of the notes

the Issuer and its Restricted Subsidiaries are not be subject to the provisions of the Indenture summarized below under:

(1) “—Limitations on Additional Indebtedness,”

(2) “—Limitations on Layering Indebtedness,”

(3) “—Limitations on Restricted Payments,”

(4) “—Limitations on Dividend and Other Restrictions Affecting Restricted Subsidiaries,”

(5) “—Limitations on Transactions with Affiliates,”

(6) “—Limitations on Asset Sales,”

(7) subclause (a) of clause (1) and clause (3) of “—Limitations on Sale and Leaseback Transactions,”

(8) “—Limitations on the Issuance or Sale of Equity Interests of Restricted Subsidiaries,”

(9) clause (3) of the first paragraph under “—Mergers, Consolidations, Etc.” and

(10) “—Conduct of Business.”
(collectively, the “Suspended Covenants”). If the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding, and on any subsequent date (the “Reversion Date”) one of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period.
On the Reversion Date, all Indebtedness incurred during the Suspension Period will be classified to have been incurred pursuant to the first paragraph of “—Limitations on Additional Indebtedness” or one of the clauses set forth in the second paragraph of “—Limitations on Additional Indebtedness” (to the extent such Indebtedness would be permitted to be incurred thereunder as of the Reversion Date and after giving effect to Indebtedness incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be incurred pursuant to either paragraph of “—Limitations on Additional Indebtedness,” such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (3) of the second paragraph of “—Limitations on Additional Indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitations on Restricted Payments” will be made as though the covenant described under “—Limitations on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount of the Restricted Payments Basket. For purposes of determining compliance with the “—Limitations on Asset Sales” covenant, on the Reversion Date the Net Available Proceeds from all Asset Sales not applied or invested in accordance with the covenant will be deemed to be reset to zero.
Limitations on Additional Indebtedness
The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness; provided that the Issuer or any Guarantor may incur additional Indebtedness if, after

Description of the notes

giving effect thereto, the Consolidated Interest Coverage Ratio would be at least 2.25 to 1.00 (the “Coverage Ratio Exception”).
Notwithstanding the above, each of the following shall be permitted (the “Permitted Indebtedness”):

(1) Indebtedness of the Issuer and any Guarantor under the Credit Agreement incurred pursuant to this clause (1) in an aggregate amount at any time outstanding not to exceed the greater of (x) $50.0 million and (y) 80% of the book value of the accounts receivable plus 50% of the book value of inventory of the Issuer and the Restricted Subsidiaries, calculated on a consolidated basis and in accordance with GAAP;

(2) the Notes issued on the Issue Date and the Note Guarantees;

(3) Indebtedness of the Issuer and the Restricted Subsidiaries to the extent outstanding on the Issue Date (other than Indebtedness referred to in clauses (1) and (2) above, and after giving effect to the intended use of proceeds of the Notes);

(4) Indebtedness under Hedging Obligations; provided that such Hedging Obligations are incurred by the Issuer or any Restricted Subsidiary in the ordinary course of business and not for the purpose of speculation;

(5) Indebtedness of the Issuer owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Issuer or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (5);

(6) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Issuer or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of the Issuer or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(7) Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed at any time outstanding the greater of (a) $40.0 million and (b) 15% of the net book value of the aircraft owned by the Issuer and the Restricted Subsidiaries;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(9) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(10) Refinancing Indebtedness with respect to Indebtedness incurred pursuant to the Coverage Ratio Exception or clause (2) or (3) above;

(11) Indebtedness of any Foreign Subsidiary in an aggregate amount at any time outstanding not to exceed $10 million (“Foreign Indebtedness”); and

(12) Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate amount not to exceed $25.0 million at any time outstanding.

Description of the notes

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (11) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Issuer shall, in its sole discretion, classify or later reclassify such item of Indebtedness and may divide and classify or later reclassify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness incurred under the Credit Agreement and outstanding on the Issue Date shall be deemed to have been incurred under clause (1) above.
Limitations on Layering Indebtedness
The Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Issuer or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Note Guarantee of such Guarantor, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Issuer or such Guarantor, as the case may be.
Limitations on Restricted Payments
The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1) a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2) the Issuer cannot incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; or

(3) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after June 30, 2002 (other than Restricted Payments made pursuant to clause (2), (3), (4), (5) or (6) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication):

(a) 50% of Consolidated Net Income for the period (taken as one accounting period) commencing on July 1, 2002 to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit), plus

(b) 100% of the aggregate net cash proceeds received by the Issuer either (x) as contributions to the common equity of the Issuer after June 30, 2002 or (y) from the issuance and sale of Qualified Equity Interests after June 30, 2002, other than any such proceeds which are used to redeem Notes in accordance with “—Optional Redemption— Redemption with Proceeds from Equity Offerings,” plus

(c) the aggregate amount by which Indebtedness incurred by the Issuer or any Restricted Subsidiary subsequent to June 30, 2002 is reduced on the Issuer’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) into Qualified Equity Interests (less the amount of any cash, or the Fair Market Value of assets, distributed by the Issuer or any Restricted Subsidiary upon such conversion or exchange), plus

(d) in the case of the disposition or repayment of or return on any Investment that was treated as a Restricted Payment made after June 30, 2002, an amount (to the

Description of the notes

extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, plus

(e) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of the Issuer’s Investments in such Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced.
The foregoing provisions will not prohibit:

(1) the payment by the Issuer or any Restricted Subsidiary of any dividend within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests;

(3) the redemption of Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests or (b) in exchange for, or out of the proceeds of the substantially concurrent incurrence of, Refinancing Indebtedness permitted to be incurred under the “Limitations on Additional Indebtedness” covenant and the other terms of the Indenture;

(4) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by any of the Issuer’s (or any of its Restricted Subsidiaries’) current or former directors or employees (or their transferees, estates or beneficiaries under their estates) pursuant to any director or employee equity subscription agreement or stock option agreement; provided that the aggregate price paid for all such redeemed Equity Interests may not exceed $2.5 million in any twelve-month period (with unused amounts in any 12-month period being permitted to be carried over into the next 12-month period); provided, further, that the amounts in any 12-month period may be increased by an amount not to exceed (A) the cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of Issuer’s Equity Interests (other than Disqualified Equity Interests) to any such directors or employees that occurs after the Issue Date to the extent such proceeds have not otherwise been applied to the payment of Restricted Payments plus (B) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date;

(5) the redemption of Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by any of the Issuer’s (or any of its Restricted Subsidiaries’) current or former directors or employees in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy the Issuer’s or such Restricted Subsidiary’s tax withholding obligation with respect to such exercise or vesting;

(6) repurchases of Equity Interests deemed to occur upon the exercise of stock options if the Equity Interests represent a portion of the exercise price thereof;

(7) in the event of a Change of Control, the redemption of Subordinated Indebtedness of the Issuer or any Guarantor, in each case, at a redemption price not greater than 101% of the principal amount (or, if such Subordinated Indebtedness were issued with original issue

Description of the notes

discount, 101% of the accreted value) of such Subordinated Indebtedness, plus any accrued and unpaid interest thereon; provided, however, that prior to such redemption, the Issuer (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has purchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; or

(8) in the event of an Asset Sale that requires the Issuer to offer to repurchase Notes pursuant to the covenant described under “—Limitations on Asset Sales,” redemption of Subordinated Indebtedness of the Issuer or any Guarantor, in each case, at a redemption price not greater than 100% of the principal amount (or, if such Subordinated Indebtedness were issued with original issue discount, 100% of the accreted value) of such Subordinated Indebtedness, plus any accrued and unpaid interest thereon; provided, however, that (A) prior to such redemption, the Issuer has made a Net Proceeds Offer with respect to the Notes pursuant to the provisions of the covenant described under “—Limitations on Asset Sales” and has purchased all Notes required to be purchased by it under such covenant;
provided that (a) in the case of any Restricted Payment pursuant to clause (3), (7) or (8) above, no Default shall have occurred and be continuing or occur as a consequence thereof and (b) no issuance and sale of Qualified Equity Interests pursuant to clause (2) or (3) above shall increase the Restricted Payments Basket.
Limitations on Dividend and Other Restrictions Affecting Restricted Subsidiaries
The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on or in respect of its Equity Interests;

(2) make loans or advances or pay any Indebtedness or other obligation owed to the Issuer or any other Restricted Subsidiary; or

(3) transfer any of its assets to the Issuer or any other Restricted Subsidiary;
except for:

(a) encumbrances or restrictions existing under or by reason of applicable law;

(b) encumbrances or restrictions existing under the Indenture, the Notes and the Note Guarantees;

(c) non-assignment provisions of any contract, license or any lease entered into in the ordinary course of business;

(d) encumbrances or restrictions existing under agreements existing on the date of the Indenture (including, without limitation, the Credit Agreement) as in effect on that date;

(e) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(f) any restriction with respect to a Restricted Subsidiary (or any of its assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary (or the assets that are subject to such restriction) pending the closing of such sale or disposition;

Description of the notes

(g) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the assets of any Person, other than the Person or the assets of the Person so acquired;

(h) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions taken as a whole that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date (including the Indenture and the Credit Agreement);

(i) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(j) Purchase Money Indebtedness incurred in compliance with the covenant described under “—Limitations on Additional Indebtedness” that impose restrictions of the nature described in clause (3) above on the assets acquired;

(k) encumbrances or restrictions applicable only to a Foreign Subsidiary;

(l) any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments or refinancings are, in the good faith judgment of the Issuer’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendments or refinancings; and

(m) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.
Limitations on Transactions with Affiliates
The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis by the Issuer or that Restricted Subsidiary from a Person that is not an Affiliate of the Issuer or that Restricted Subsidiary; and

(2) the Issuer delivers to the Trustee:

(a) with respect to any Affiliate Transaction involving aggregate value in excess of $5.0 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by the Independent Directors approving such Affiliate Transaction; and

(b) with respect to any Affiliate Transaction involving aggregate value of $20.0 million or more, the certificate described in the preceding clause (a) and a written opinion as to the fairness of such Affiliate Transaction to the Issuer or such

Description of the notes

Restricted Subsidiary from a financial point of view issued by an Independent Financial Advisor.
The foregoing restrictions shall not apply to:

(1) transactions exclusively between or among (a) the Issuer and one or more Restricted Subsidiaries or (b) Restricted Subsidiaries; provided, in each case, that no Affiliate of the Issuer (other than another Restricted Subsidiary) owns Equity Interests of any such Restricted Subsidiary;

(2) reasonable director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements;

(3) the entering into of a tax sharing agreement, or payments pursuant thereto, between the Issuer and/or one or more Subsidiaries, on the one hand, and any other Person with which the Issuer or such Subsidiaries are required or permitted to file a consolidated tax return or with which the Issuer or such Subsidiaries are part of a consolidated group for tax purposes, on the other hand, which payments by the Issuer and the Restricted Subsidiaries are not in excess of the tax liabilities that would have been payable by them on a stand-alone basis;

(4) loans and advances permitted by clause (3) of the definition of “Permitted Investments”;

(5) Restricted Payments which are made in accordance with the covenant described under “—Limitations on Restricted Payments”; or

(6) any transaction with an Affiliate where the only consideration paid by the Issuer or any Restricted Subsidiary is Qualified Equity Interests.
Limitations on Liens
The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien of any nature whatsoever against (other than Permitted Liens) any assets of the Issuer or any Guarantor (including Equity Interests of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

Description of the notes

Limitations on Asset Sales
The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) the Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale; and

(2) at least 75% of the total consideration received in such Asset Sale consists of cash or Cash Equivalents.
For purposes of clause (2), the following shall be deemed to be cash:

(a) the amount (without duplication) of any Indebtedness or other liabilities, as shown on Issuer’s most recent consolidated balance sheet, of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee in such Asset Sale pursuant to a customary novation agreement that releases the Issuer or such Restricted Subsidiary from further liability;

(b) the amount of any obligations received from such transferee that are within 90 days converted by the Issuer or such Restricted Subsidiary to cash (to the extent of the cash actually so received); and

(c) the Fair Market Value of any assets (other than securities) received by the Issuer or any Restricted Subsidiary to be used by it in a Permitted Business.
If at any time any non-cash consideration received by the Issuer or any Restricted Subsidiary of the Issuer, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale and the Net Available Proceeds thereof shall be applied in accordance with this covenant.
If the Issuer or any Restricted Subsidiary engages in an Asset Sale, the Issuer or such Restricted Subsidiary shall, no later than 365 days following the consummation thereof, apply all or any of the Net Available Proceeds therefrom (or enter into a definitive agreement for such application within such 365-day period, provided that any resulting capital expenditure or purchase is closed within 90 days after the end of such 365-day period) to:

(1) satisfy all mandatory repayment obligations under the Credit Agreement arising by reason of such Asset Sale;

(2) repay any Indebtedness which was secured by assets of the Company or a Restricted Subsidiary;

(3) invest all or any part of the Net Available Proceeds thereof in the purchase of assets (other than securities) to be used by the Issuer or any Restricted Subsidiary in a Permitted Business; and/or

(4) if such Asset Sale was consummated by a Foreign Subsidiary, repay any Indebtedness of such Foreign Subsidiary.
Pending the final application of any such Net Available Proceeds, the Issuer or a Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest such Net Available Proceeds in any manner that is not prohibited by the Indenture.

Description of the notes

The amount of Net Available Proceeds not applied or invested as provided in the second preceding paragraph will constitute “Excess Proceeds.”
When the aggregate amount of Excess Proceeds equals or exceeds $10.0 million, the Issuer shall make an offer to purchase from all Holders and, if applicable, redeem (or make an offer to do so) any Pari Passu Indebtedness of the Issuer or any Guarantor the provisions of which require the Issuer or such Guarantor to redeem such Indebtedness with the proceeds from any Asset Sales (or offer to do so), in an aggregate principal amount of Notes and such Pari Passu Indebtedness equal to the amount of such Excess Proceeds as follows:

(1) the Issuer will (a) make an offer to purchase (a “Net Proceeds Offer”) to all Holders in accordance with the procedures set forth in the Indenture, and (b) redeem (or make an offer to do so) any such Pari Passu Indebtedness, pro rata in proportion to the respective principal amounts of the Notes and such Pari Passu Indebtedness required to be redeemed, the maximum principal amount of Notes and such Pari Passu Indebtedness that may be redeemed out of the amount (the “Payment Amount”) of such Excess Proceeds;

(2) the offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest thereon, if any, to the date such Net Proceeds Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture and the redemption price for such Pari Passu Indebtedness (the “Pari Passu Indebtedness Price”) shall be as set forth in the related documentation governing such Indebtedness;

(3) if the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the pro rata portion of the Payment Amount allocable to the Notes, Notes to be purchased will be selected on a pro rata basis; and

(4) upon completion of such Net Proceeds Offer in accordance with the foregoing provisions, the amount of Excess Proceeds with respect to which such Net Proceeds Offer was made shall be deemed to be zero.
To the extent that the sum of the aggregate Offered Price of Notes tendered pursuant to a Net Proceeds Offer and the aggregate Pari Passu Indebtedness Price paid to the holders of such Pari Passu Indebtedness is less than the Payment Amount relating thereto (such shortfall constituting a “Net Proceeds Deficiency”), the Issuer may use the Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the provisions of the Indenture.
In the event of the transfer of substantially all (but not all) of the assets of the Issuer and the Restricted Subsidiaries (taken as a whole) to a Person in a transaction covered by and effected in accordance with the covenant described under “—Limitations on Mergers, Consolidations, Etc.,” the successor Person shall be deemed to have sold for cash at Fair Market Value the assets of the Issuer and the Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale (with such Fair Market Value being deemed to be Net Available Proceeds for such purpose).
The Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act, and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitations on Asset Sales” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Limitations on Asset Sales” provisions of the Indenture by virtue of this compliance.

Description of the notes

Limitations on Designation of Unrestricted Subsidiaries
The Issuer may designate any Subsidiary of the Issuer as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2) the Issuer would be permitted to make, at the time of such Designation, (a) a Permitted Investment or (b) an Investment pursuant to the first paragraph of “—Limitations on Restricted Payments” above, in either case, in an amount (the “Designation Amount”) equal to the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary on such date.
No Subsidiary shall be Designated as an “Unrestricted Subsidiary” unless such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favorable to the Issuer or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates;

(3) is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any Restricted Subsidiary, except for any guarantee given solely to support the pledge by the Issuer or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary, which guarantee is not recourse to the Issuer or any Restricted Subsidiary, and except to the extent the amount thereof constitutes a Restricted Payment permitted pursuant to the covenant described under “—Limitations on Restricted Payments.”
If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of the date and, if the Indebtedness is not permitted to be incurred under the covenant described under “—Limitations on Additional Indebtedness” or the Lien is not permitted under the covenant described under “—Limitations on Liens,” the Issuer shall be in default of the applicable covenant.
The Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.
All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of the Issuer, delivered to the Trustee certifying compliance with the foregoing provisions.

Description of the notes

Limitations on Sale and Leaseback Transactions
The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction; provided that the Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the Issuer or such Restricted Subsidiary could have (a) incurred the Attributable Indebtedness relating to such Sale and Leaseback Transaction pursuant to the covenant described under “—Limitations on Additional Indebtedness” and (b) incurred a Lien to secure such Indebtedness without equally and ratably securing the Notes pursuant to the covenant described under “—Limitations on Liens;”

(2) the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the asset that is the subject of such Sale and Leaseback Transaction; and

(3) the transfer of assets in such Sale and Leaseback Transaction is permitted by, and the Issuer or the applicable Restricted Subsidiary applies the proceeds of such transaction in accordance with, the covenant described under “—Limitations on Asset Sales.”
Limitations on the Issuance or Sale of Equity Interests of Restricted Subsidiaries
The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, sell or issue any Equity Interests of any Restricted Subsidiary except (1) to the Issuer, a Restricted Subsidiary or the minority Equity Interest holders of any Restricted Subsidiary, on a pro rata basis, at Fair Market Value, or (2) to the extent such Equity Interests represent directors’ qualifying shares or Equity Interests required by applicable law to be held by a Person other than the Issuer or a Wholly-Owned Restricted Subsidiary. The sale of all the Equity Interests of any Restricted Subsidiary is permitted by this covenant but is subject to the covenant described under “—Limitations on Asset Sales.”
Limitations on Mergers, Consolidations, Etc.
The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into (other than a merger with a Wholly-Owned Restricted Subsidiary solely for the purpose of changing the Issuer’s jurisdiction of incorporation to another State of the United States), or sell, lease, transfer, convey or otherwise dispose of all or substantially all of the assets of the Issuer or the Issuer and the Restricted Subsidiaries (taken as a whole) or (b) consummate a Plan of Liquidation unless, in either case:

(1) either:

(a) the Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, transfer, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is a corporation organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement;

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, no Default shall have occurred and be continuing; and

Description of the notes

(3) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, the Issuer or the Successor, as the case may be, could incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception.
For purposes of this covenant, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.
Except as provided in the last paragraph under the caption “—Note Guarantees,” no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Issuer or another Guarantor, unless:

(1) either:

(a) such Guarantor will be the surviving or continuing Person; or

(b) the Person formed by or surviving any such consolidation or merger assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of such Guarantor under the Note Guarantee of such Guarantor, the Indenture and the Registration Rights Agreement; and

(2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing.
For purposes of the foregoing, the disposition (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the assets of the Issuer, will be deemed to be the disposition of all or substantially all of the assets of the Issuer.
Upon any consolidation or merger of the Issuer or a Guarantor, or any disposition of all or substantially all of the assets of the Issuer or the Issuer and the Restricted Subsidiaries (taken as a whole) in accordance with the foregoing, in which the Issuer or such Guarantor is not the continuing obligor under the Notes or its Note Guarantee, the Person formed by such consolidation or into which the Issuer or such Guarantor is merged or to which the disposition is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or such Guarantor under the Indenture, the Notes and the Note Guarantees with the same effect as if such Person had been named therein as the Issuer or such Guarantor and, except in the case of a lease of all or substantially all of such assets, the Issuer will be released from the obligation to pay the principal of and interest on the Notes and all of the Issuer’s other obligations and covenants under the Notes and the Indenture. Such Guarantor will be released from its Note Guarantee on the conditions described in the last paragraph under “—Note Guarantees.”
Additional Note Guarantees
If, after the Issue Date, (a) the Issuer or any Restricted Subsidiary shall acquire or create another Subsidiary (other than in any case a Foreign Subsidiary or Subsidiary that has been designated an Unrestricted Subsidiary) or (b) any Unrestricted Subsidiary that is not a Foreign Subsidiary is redesignated a Restricted Subsidiary, then, in each such case, the Issuer shall cause such Restricted Subsidiary to:

(1) execute and deliver to the Trustee within 20 days (a) a supplemental indenture in the form included in the Indenture pursuant to which such Restricted Subsidiary shall

Description of the notes

unconditionally guarantee all of the Issuer’s obligations under the Notes and the Indenture and (b) a notation of guarantee in respect of its Note Guarantee; and

(2) deliver to the Trustee one or more opinions of counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.
Conduct of Business
The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.
Reports
Whether or not required by the SEC, so long as any Notes are outstanding, the Issuer will furnish (without exhibits) to the Holders of Notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file these reports.
In addition, whether or not required by the SEC, the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request. For so long as any Notes remain outstanding, the Issuer will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Events of Default
Each of the following is an “Event of Default”:

(1) failure by the Issuer to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days;

(2) failure by the Issuer to pay the principal of or premium, if any, on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon acceleration or otherwise;

(3) failure by the Issuer to comply with any of its agreements or covenants described above under “—Certain Covenants— Limitations on Mergers, Consolidations, Etc.” or in respect of its obligations to make a Change of Control Offer as described above under “—Change of Control”;

(4) failure by the Issuer to comply with any other agreement or covenant in the Indenture and continuance of this failure for 60 days after notice of the failure has been given to the

Description of the notes

Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(5) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay when due principal on such Indebtedness within the applicable express grace period,

(b) results in the acceleration of such Indebtedness prior to its express final maturity or

(c) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates $20.0 million or more;

(6) one or more judgments or orders that exceed $20.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

(7) the Issuer or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Issuer or any Significant Subsidiary as debtor in an involuntary case,

(b) appoints a Custodian of the Issuer or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Issuer or any Significant Subsidiary, or

(c) orders the liquidation of the Issuer or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days; or

(9) any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee).

Description of the notes

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Issuer), shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer and the Trustee, may declare all amounts owing under the Notes to be due and payable immediately. Upon such declaration of acceleration, the aggregate principal of, premium, if any, and accrued and unpaid interest on the outstanding Notes shall immediately become due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of such outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium, if any, and interest, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (7) or (8) with respect to the Issuer occurs, all outstanding Notes shall become due and payable without any further action or notice.
The Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with “—Certain Covenants— Limitations on Mergers, Consolidations, Etc.,” the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders.
No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1) has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request within such 60-day period.
However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of the first paragraph of this “—Events of Default” section).
The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Issuer becoming aware of any Default, a statement specifying such Default and what action the Issuer is taking or proposes to take with respect thereto.
Legal Defeasance and Covenant Defeasance
The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Notes and the Note Guarantees, and the Indenture shall cease to be of further effect as to all outstanding Notes and Note Guarantees, except as to

(1) rights of Holders to receive payments in respect of the principal of, premium, if any, on and interest on the Notes when such payments are due from the trust funds referred to below,

(2) the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, replacement of mutilated, destroyed, lost or stolen Notes, and the

Description of the notes

maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith,

(4) the Issuer’s rights of optional redemption, and

(5) the Legal Defeasance provisions of the Indenture.
In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment and, solely for a period of 91 days following the deposit referred to in clause (1) of the next paragraph, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. Covenant Defeasance will not be effective until such bankruptcy, receivership, rehabilitation and insolvency events no longer apply. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.
In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of, premium, if any, on and interest on the Notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the Notes, and the Holders must have a valid, perfected, exclusive security interest in such trust,

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Issuer has received from, or there has been published by the Internal Revenue Service, a ruling, or

(b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing),

Description of the notes

(5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound,

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officers’ Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (1) (with respect to the validity and perfection of the security interest), (2) and/or (3) and (5) of this paragraph have been complied with.
If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Notes when due, then the Issuer’s obligations and the obligations of Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.
Satisfaction and Discharge
The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes when either

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2) (a) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal, premium, if any, and accrued and unpaid interest) on the Notes not theretofore delivered to the Trustee for cancellation,

(b) the Issuer has paid all sums payable by it under the Indenture, and

(c) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at stated maturity or on the date of redemption, as the case may be.
In addition, the Issuer must deliver an Officers’ Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.
Transfer and Exchange
A Holder will be able to register the transfer of the Notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without the prior consent of the Issuer, the Registrar is not required (1) to register the transfer of or exchange any Note selected for redemption, (2) to register the transfer of or exchange

Description of the notes

any Note for a period of 15 days before a selection of Notes to be redeemed or (3) to register the transfer or exchange of a Note between a record date and the next succeeding interest payment date.
The Notes will be issued in registered form and the registered Holder will be treated as the owner of such Note for all purposes.
Amendment, Supplement and Waiver
Subject to certain exceptions, the Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived (other than any continuing Default in the payment of the principal of, premium, if any, on or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in aggregate principal amount of the Notes then outstanding; provided that:

(1) no such amendment may, without the consent of the Holders of two-thirds in aggregate principal amount of Notes then outstanding, amend the obligations of the Issuer under the heading “—Change of Control” or the related definitions that could adversely affect the rights of any Holder; and

(2) without the consent of each Holder affected, the Issuer, the Guarantors and the Trustee may not:

(a) change the maturity of any Note;

(b) reduce the amount, extend the due date or otherwise affect the terms of any scheduled payment of interest on or principal of the Notes;

(c) reduce any premium payable upon optional redemption of the Notes, change the date on which any Notes are subject to redemption or otherwise alter the provisions with respect to the redemption of the Notes;

(d) make any Note payable in money or currency other than that stated in the Notes;

(e) modify or change any provision of the Indenture or the related definitions to affect the ranking of the Notes or any Note Guarantee in a manner that adversely affects the Holders;

(f) reduce the percentage of Holders necessary to consent to an amendment or waiver to the Indenture or the Notes;

(g) impair the right of any Holder of the Notes to receive payment of principal of, premium, if any, and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(h) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except as permitted by the Indenture; or

(i) make any change in these amendment and waiver provisions.
Notwithstanding the foregoing, the Issuer, the Guarantors and the Trustee may amend the Indenture, the Note Guarantees or the Notes without the consent of any Holder: to cure any ambiguity, defect or inconsistency; to provide for uncertificated Notes in addition to or in place of certificated Notes; to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders in the case of

Description of the notes

a merger or acquisition; to add Guarantors or to release any Guarantor from any of its obligations under its Note Guarantee or the Indenture (to the extent permitted by the Indenture); to make any change that does not materially adversely affect the legal rights of any Holder, provided that any change to conform the Indenture to this prospectus will not be deemed to adversely affect such legal rights; in the case of the Indenture, to comply with the requirements of the SEC to qualify or maintain the qualification of the Indenture under the Trust Indenture Act; to evidence or provide for the acceptance of appointment under the Indenture of a successor Trustee; to add any additional Events of Default; or to secure the Notes and/or the Guarantees.
No Personal Liability of Directors, Officers, Employees and Stockholders
No director, officer, employee, incorporator or stockholder or other Equity Interest holder, as such, of the Issuer or any Guarantor will have any liability for any obligations of the Issuer under the Notes or the Indenture or of any Guarantor under its Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that this type of waiver is against public policy.
Concerning the Trustee
The Bank of New York Trust Company, N.A. is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
The Holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. In case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security or indemnity satisfactory to the Trustee.
Governing Law
The Indenture, the Notes and the Note Guarantees are governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.
“Acquired Indebtedness” means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (2) with respect to the Issuer or any Restricted

Description of the notes

Subsidiary, any Indebtedness of a Person (other than the Issuer or a Restricted Subsidiary) existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person, which Indebtedness was not, in any case, incurred by such other Person in connection with, or in contemplation of, such merger or acquisition.
“Affiliate” of any Person means any other Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. For purposes of the covenant described under “—Certain Covenants— Limitations on Transactions with Affiliates,” Affiliates shall be deemed to include, with respect to any Person, any other Person (1) which beneficially owns or holds, directly or indirectly, 10% or more of any class of the Voting Stock of the referent Person, (2) of which 10% or more of the Voting Stock is beneficially owned or held, directly or indirectly, by the referent Person or (3) with respect to an individual, any immediate family member of such Person. For purposes of this definition, “control” of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
“amend” means to amend, supplement, restate, amend and restate or otherwise modify; and “amendment” shall have a correlative meaning.
“asset” means any asset or property.
“Asset Acquisition” means

(1) an Investment by the Issuer or any Restricted Subsidiary of the Issuer in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Issuer, or shall be merged or consolidated with or into the Issuer or any Restricted Subsidiary of the Issuer,

(2) the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of all or substantially all of the assets of any other Person or any division or line of business of any other Person, or

(3) the acquisition by the Issuer or any Restricted Subsidiary of an asset.
“Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person other than the Issuer or any Restricted Subsidiary (including by means of a Sale and Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a “transfer”), in one transaction or a series of related transactions, of any assets of the Issuer or any of its Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term “Asset Sale” shall not include:

(1) transfers of cash or Cash Equivalents;

(2) transfers of assets (including Equity Interests) that are governed by, and made in accordance with, the covenant described under “—Certain Covenants— Limitations on Mergers, Consolidations, Etc.;”

(3) Permitted Investments and Restricted Payments permitted under the covenant described under “—Certain Covenants— Limitations on Restricted Payments;”

(4) the creation or realization of any Permitted Lien;

(5) transfers of damaged, worn-out or obsolete equipment or other assets that, in the Issuer’s reasonable judgment, are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries;

Description of the notes

(6) any transfer or series of related transfers of assets with a Fair Market Value not in excess of $2.0 million; and

(7) any transfer of assets acquired substantially contemporaneously with such transfer.
“Attributable Indebtedness”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP; provided, however, that if such Sale and Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligation.”
“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal, state or foreign law for the relief of debtors.
“Board of Directors” means, with respect to any Person, the board of directors or comparable governing body of such Person.
“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.
“Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP.
“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP, and the maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.
“Cash Equivalents” means:

(1) marketable obligations with a maturity of not more than one year from the date of acquisition and directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

(2) demand and time deposits and certificates of deposit or acceptances with a maturity of 365 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million and is assigned at least a “B” rating by Thomson Financial BankWatch;

(3) commercial paper maturing no more than 270 days from the date of creation thereof issued by a Person that is not the Issuer or an Affiliate of the Issuer, and is organized under the laws of any State of the United States of America or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody’s;

(4) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above;

(5) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (1) through (4) above;

(6) overnight bank deposits and bankers’ acceptances at any commercial bank meeting the qualifications specified in clause (2) above; and

Description of the notes

(7) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (2) above but which is organized under the laws of (a) any country that is a member of the Organization for Economic Cooperation and Development (“OECD”) and has total assets in excess of $500.0 million or (b) any other country in which the Issuer or any Restricted Subsidiary maintains an office or is engaged in a Permitted Business, provided that, in either case (A) all such deposits are required to be made in such accounts in the ordinary course of business, (B) such deposits do not at any one time exceed $5.0 million in the aggregate and (C) no funds so deposited remain on deposit in such bank for more than 30 days.
“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Voting Stock representing more than 50% of the voting power of the total outstanding Voting Stock of the Issuer; provided, however, that such event shall not be deemed to be a Change of Control so long as the Permitted Holders own Voting Stock representing in the aggregate a greater percentage of the total voting power of the Voting Stock of the Issuer than such other person or group;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Issuer was approved by a vote of the majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer;

(3) (a) all or substantially all of the assets of the Issuer and the Restricted Subsidiaries on a consolidated basis are sold or otherwise transferred to any Person other than a Wholly-Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Issuer consolidates or merges with or into another Person or any Person consolidates or merges with or into the Issuer, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons owning Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Issuer immediately prior to such consummation do not own Voting Stock representing a majority of the total voting power of the Voting Stock of the Issuer or the surviving or transferee Person; or

(4) the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer.
“Consolidated Amortization Expense” for any period means the amortization expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

Description of the notes

“Consolidated Cash Flow” for any period means, without duplication, the sum of the amounts for such period of

(1) Consolidated Net Income, plus

(2) in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income,

(a) Consolidated Income Tax Expense,

(b) Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),

(c) Consolidated Depreciation Expense,

(d) Consolidated Interest Expense, and

(e) all other non-cash items reducing Consolidated Net Income (excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period, in each case determined on a consolidated basis in accordance with GAAP, minus

(3) the aggregate amount of all non-cash items, determined on a consolidated basis, to the extent such items increased Consolidated Net Income for such period, provided that there shall be excluded from Consolidated Cash Flow (to the extent otherwise included therein) any positive Consolidated Cash Flow derived from any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that Consolidated Cash Flow is not permitted directly or indirectly by any means, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period.
“Consolidated Depreciation Expense” for any period means the depreciation expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.
“Consolidated Income Tax Expense” for any period means the provision for taxes of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.
“Consolidated Interest Coverage Ratio” means the ratio of Consolidated Cash Flow during the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the “Transaction Date”) to Consolidated Interest Expense for the Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence of any Indebtedness or the issuance of any Disqualified Equity Interests of the Issuer or any Preferred Stock of any Restricted Subsidiary (and the application of the proceeds therefrom) and any repayment of other Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may

Description of the notes

be, (and the application of the proceeds thereof) occurred on the first day of the Four-Quarter Period; and

(2) any Asset Sale or other disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Issuer or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Indebtedness and also including any Consolidated Cash Flow (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) associated with any such Asset Acquisition) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition or other disposition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period.
If the Issuer or any Restricted Subsidiary directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Issuer or such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.
In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the average of (a) the rate of interest on this Indebtedness in effect on the Transaction Date after giving effect to any Hedging Obligations then in effect and (b) the average of what the applicable rates were (or would have been) as of the last day of each of the six months immediately preceding the Transaction Date;

(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rates, then the interest rate deemed to have been in effect during the Four-Quarter Period will be the average of (a) the rate of interest on this Indebtedness in effect on the Transaction Date after giving effect to any Hedging Obligations then in effect and (b) the average of what the applicable rates would have been as of the last day of each of the six months immediately preceding the Transaction Date; and

(3) any Person that is Restricted Subsidiary on the Transaction Date will be deemed to be a Restricted Subsidiary at all times during the Four-Quarter Period and any Person that is not a Restricted Subsidiary on the Transaction Date will be deemed not to have been a Restricted Subsidiary at any time during such Four-Quarter Period.
“Consolidated Interest Expense” for any period means the sum, without duplication, of the total interest expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and including without duplication,

(1) interest components of all payments associated with Capitalized Lease Obligations and imputed interest with respect to Attributable Indebtedness;

(2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings;

(3) the net payments associated with Hedging Obligations;

Description of the notes

(4) amortization of debt issuance costs, debt discount or premium (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense) and other financing fees and expenses;

(5) the interest component of any deferred payment obligations;

(6) all other non-cash interest expense;

(7) capitalized interest;

(8) the product of (a) all dividend payments on any series of Disqualified Equity Interests of the Issuer or any Preferred Stock of any Restricted Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by the Issuer or a Wholly-Owned Restricted Subsidiary), multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Issuer and the Restricted Subsidiaries, expressed as a decimal;

(9) all interest payable with respect to discontinued operations; and

(10) all interest on any Indebtedness of any other Person guaranteed by the Issuer or any Restricted Subsidiary.
“Consolidated Net Income” for any period means the net income (or loss) of the Issuer and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Issuer and the Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by the Issuer or any of its Restricted Subsidiaries during such period;

(2) except to the extent includible in the consolidated net income of the Issuer pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Issuer or any Restricted Subsidiary;

(3) the net income of any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted, directly or indirectly by any means, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary during such period, except that the Issuer’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(4) for the purposes of calculating the Restricted Payments Basket only, in the case of a successor to the Issuer by consolidation, merger or transfer of its assets, any income (or loss) of the successor prior to such merger, consolidation or transfer of assets;

(5) other than for purposes of calculating the Restricted Payments Basket, any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by the Issuer or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Issuer or any Restricted Subsidiary or (b) any Asset Sale by the Issuer or any Restricted Subsidiary; and

Description of the notes

(6) other than for purposes of calculating the Restricted Payments Basket, any extraordinary gain (or extraordinary loss), together with any related provision for taxes on any such extraordinary gain (or the tax effect of any such extraordinary loss), realized by the Issuer or any Restricted Subsidiary during such period.
In addition, any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to clause (3)(d) of the first paragraph under “—Certain Covenants— Limitations on Restricted Payments” or decreased the amount of Investments outstanding pursuant to clause (13) or (14) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income for purposes of calculating the Restricted Payments Basket.
“Consolidated Net Tangible Assets” means, as of any date of determination, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property), shown on the balance sheet of the Issuer and the Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP.
“Coverage Ratio Exception” has the meaning set forth in the proviso in the first paragraph of the covenant described under “—Certain Covenants— Limitations on Additional Indebtedness.”
“Credit Agreement” means the Credit Agreement dated as of April 23, 2002 among the Issuer, the Guarantors named therein, and Whitney National Bank providing for a $35.0 million revolving credit facility, with a $5.0 million sublimit for the issuance of letters of credit, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (other than Hedging Obligations related to the Indebtedness incurred thereunder), and in each case as amended or refinanced from time to time, including any agreement extending the maturity of, refinancing or otherwise restructuring (including increasing the amount of borrowings or other Indebtedness outstanding or available to be borrowed thereunder) all or any portion of the Indebtedness under such agreement, and any successor or replacement agreement or agreements with the same or any other agents, creditor, lender or group of creditors or lenders.
“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.
“Designation” has the meaning given to this term in the covenant described under “—Certain Covenants— Limitations on Designation of Unrestricted Subsidiaries.”
“Designation Amount” has the meaning given to this term in the covenant described under “—Certain Covenants— Limitations on Designation of Unrestricted Subsidiaries.”
“Disqualified Equity Interests” of any Person means any Equity Interests of such Person that, by their terms, or by the terms of any related agreement or of any security into which they are convertible, puttable or exchangeable, are, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or mature or are mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations upon maturity or redemption (pursuant to a sinking fund or otherwise) thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that are not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations

Description of the notes

with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a change in control occurring prior to the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change in control provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under “—Change of Control” and such Equity Interests specifically provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to the provisions described under “—Change of Control.”
“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Fair Market Value” means, with respect to any asset or Investment, the price (after taking into account any liabilities relating to such asset or Investment) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by an officer of the Issuer, if such price is less than $2.0 million, or the Board of Directors of the Issuer or a duly authorized committee thereof, if larger, as evidenced by a resolution of such Board or committee.
“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer which (i) is not organized under the laws of (x) the United States or any state thereof or (y) the District of Columbia and (ii) conducts substantially all of its business operations outside the United States of America.
“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.
“guarantee” means a direct or indirect guarantee (other than by endorsement of negotiable instruments in the ordinary course of business) by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person: (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee,” when used as a verb, and “guaranteed” have correlative meanings.
“Guarantors” means each Restricted Subsidiary of the Issuer on the Issue Date, and each other Person that is required to become a Guarantor by the terms of the Indenture after the Issue Date, in each case, until such Person is released from its Note Guarantee.
“Hedging Obligations” of any Person means the obligations of such Person pursuant to (1) any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates, (2) agreements or arrangements designed to protect such Person against fluctuations in foreign

Description of the notes

currency exchange rates in the conduct of its operations, or (3) any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.
“Holder” means any registered holder, from time to time, of the Notes.
“incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or, indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary shall be deemed to have been incurred by such Restricted Subsidiary at such time and (2) neither the accrual of interest nor the accretion of original issue discount shall be deemed to be an incurrence of Indebtedness.
“Indebtedness” of any Person at any date means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments excluding trade payables and accrued expenses incurred by such Person in the ordinary course of business that are not more than 90 days overdue;

(3) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business;

(5) the maximum fixed redemption price of all Disqualified Equity Interests of such Person;

(6) all Capitalized Lease Obligations of such Person;

(7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis;

(9) all Attributable Indebtedness;

(10) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(11) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.
For purposes of calculating the amount of any non-interest bearing or other discount security, such Indebtedness shall be deemed to be the principal amount thereof that would be shown on the balance sheet of the issuer thereof dated such date prepared in accordance with GAAP, but such security shall be deemed to have been incurred only on the date of the original issuance thereof. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market

Description of the notes

Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to the Indenture.
In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary of such Person (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such Indebtedness to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount.
“Independent Director” means a director of the Issuer who:

(1) is independent with respect to the transaction at issue;

(2) does not have any material financial interest in the Issuer or any of its Affiliates (other than as a result of holding securities of the Issuer); and

(3) has not and whose Affiliates or affiliated firm has not, at any time during the twelve months prior to the taking of any action hereunder, directly or indirectly, received, or entered into any understanding or agreement to receive, any compensation, payment or other benefit, of any type or form, from the Issuer or any of its Affiliates, other than customary directors’ fees for serving on the Board of Directors of the Issuer or any Affiliate and reimbursement of out-of-pocket expenses for attendance at the Issuer’s or Affiliate’s board and board committee meetings.
“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Issuer’s Board of Directors, qualified to perform the task for which it has been engaged and disinterested and independent with respect to the Issuer and its Affiliates.
“interest” means, with respect to the Notes, interest and Liquidated Damages, if any, on the Notes.
“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB— (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

Description of the notes

“Investments” of any Person means:

(1) all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person;

(3) all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP; and

(4) the Designation of any Subsidiary as an Unrestricted Subsidiary.
Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of Investment pursuant to clause (4) shall be the Designation Amount determined in accordance with the covenant described under “—Certain Covenants— Limitations on Designation of Unrestricted Subsidiaries.” If the Issuer or any Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Subsidiary not sold or disposed of. The acquisition by the Issuer or any Restricted Subsidiary of a Person that becomes a Restricted Subsidiary and that holds an Investment in a third Person shall be deemed to be an Investment by the Issuer or such Restricted Subsidiary in the third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in the third Person. Notwithstanding the foregoing, purchases or other redemptions of Equity Interests of the Issuer shall be deemed not to be Investments.
“Issue Date” means the first date on which the Notes are originally issued.
“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell granted as credit support for any Indebtedness and any filing of any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (other than cautionary filings in respect of operating leases).
“Liquidated Damages” has the meaning set forth in the Registration Rights Agreement.
“Moody’s” means Moody’s Investors Service, Inc. and its successors.
“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) of such Asset Sale;

(2) provisions for taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be paid to any Person (other than the Issuer or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon or in order to obtain a necessary consent to such Asset Sale;

Description of the notes

(4) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(5) appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Issuer or any Restricted Subsidiary, as the case may be, after such Asset Sale, including pensions and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.
“Non-Recourse Debt” means Indebtedness of an Unrestricted Subsidiary:

(1) as to which neither the Issuer nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender, except in any case to the extent it would be permitted to make an Investment in such Unrestricted Subsidiary pursuant to the first paragraph of the covenant described under “—Limitations on Restricted Payments;”

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Issuer or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the Equity Interests or other assets of the Issuer or any Restricted Subsidiary.
“Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.
“Officer” means any of the following of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary.
“Officers’ Certificate” means a certificate signed by two Officers.
“Pari Passu Indebtedness” means any Indebtedness of the Issuer or any Guarantor that ranks pari passu as to payment with the Notes or the Note Guarantees, as applicable.
“Permitted Business” means (i) commercial helicopter services of all types, including helicopter transportation services to the oil and gas industry and the health care industry and helicopter maintenance and repair services, and (ii) businesses that are reasonably related thereto or reasonable extensions thereof.
“Permitted Holder” means (i) Al Gonsoulin and his spouse and lineal descendants, their respective estates or legal representatives, (ii) trusts created for the benefit of such Persons and (iii) entities 80% or more of the Voting Stock of which is directly or indirectly owned by any of the preceding Persons.
“Permitted Indebtedness” has the meaning set forth in the second paragraph of the covenant described under “—Certain Covenants— Limitations on Additional Indebtedness.”

Description of the notes

“Permitted Investment” means:

(1) Investments by the Issuer or any Restricted Subsidiary in (a) any Restricted Subsidiary or (b) in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Issuer or a Restricted Subsidiary;

(2) Investments in the Issuer by any Restricted Subsidiary;

(3) loans and advances to directors, employees and officers of the Issuer and the Restricted Subsidiaries for bona fide business purposes and to purchase Equity Interests of the Issuer not in excess of $3.0 million at any one time outstanding;

(4) Hedging Obligations incurred in compliance with clause (4) of the second paragraph under the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness”;

(5) Cash Equivalents;

(6) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(7) Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(8) Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitations on Asset Sales;”

(9) Investments in prepaid expenses, negotiable instruments held for collection or deposit and lease, utility and workers’ compensation, performance and similar deposits entered into in the ordinary course of business;

(10) Investments made by the Issuer or a Restricted Subsidiary for consideration consisting only of Qualified Equity Interests of the Issuer;

(11) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(12) Investments of a Restricted Subsidiary acquired after the Issue Date or of any Person merged into the Issuer or merged into or consolidated or amalgamated with a Restricted Subsidiary in accordance with the covenant described under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.” to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, consolidation or amalgamation and were in existence on the date of such acquisition, merger, consolidation or amalgamation;

(13) Investments in international joint ventures in an aggregate amount not to exceed $15.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value); and

Description of the notes

(14) other Investments in an aggregate amount not to exceed $20.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value).
The amount of Investments outstanding at any time pursuant to clause (13) or (14) above shall be deemed to be reduced:

(a) upon the disposition or repayment of or return on any Investment made pursuant to clause (13) or (14) above, by an amount equal to the return of capital with respect to such Investment to the Issuer or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to clause (13) or (14) above.
“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Issuer or the Restricted Subsidiaries shall have set aside on their books such reserves as may be required pursuant to GAAP;

(2) statutory or contractual Liens of landlords, carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(5) judgment Liens not giving rise to a Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(6) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title which do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Issuer and the Restricted Subsidiaries taken as a whole;

Description of the notes

(7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary, including rights of offset and setoff;

(9) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank or banks with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(10) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer or any Restricted Subsidiary;

(11) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(12) Liens securing all of the Notes and Liens securing any Note Guarantee;

(13) Liens existing on the Issue Date securing Indebtedness outstanding on the Issue Date;

(14) Liens in favor of the Issuer or a Guarantor;

(15) Liens securing Indebtedness under a Credit Agreement in an aggregate principal amount not to exceed the greater of (a) $50.0 million and (b) 80% of the book value of accounts receivable plus 50% of the book value of inventory of the Issuer and the Restricted Subsidiaries, calculated on a consolidated basis and in accordance with GAAP;

(16) Liens securing Purchase Money Indebtedness;

(17) Liens securing Acquired Indebtedness permitted to be incurred under the Indenture; provided that the Liens do not extend to assets not subject to such Lien at the time of acquisition (other than improvements and accessions thereto and replacements or proceeds thereof);

(18) Liens on assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Issuer or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof);

(19) Liens securing Indebtedness of the Issuer and the Restricted Subsidiaries in an aggregate principal amount that, together with Indebtedness secured by Liens incurred pursuant to clause (15) of this definition, does not exceed 15% of Consolidated Net Tangible Assets;

(20) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (13), (15), (16) and (17); provided that in each case such Liens do not extend to any additional assets (other than improvements or accessions thereto and replacements or proceeds thereof);

(21) Liens to secure Attributable Indebtedness and/or that are permitted to be incurred pursuant to the covenant described under “—Limitations on Sale and Leaseback Transactions”; provided that any such Lien shall not extend to or cover any assets of the

Description of the notes

Issuer or any Restricted Subsidiary other than the assets which are the subject of the Sale and Leaseback Transaction in which the Attributable Indebtedness is incurred;

(22) Liens securing Foreign Indebtedness in aggregate amount at any time outstanding not to exceed $10.0 million; and

(23) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary with respect to obligations (other than Indebtedness) that do not in the aggregate exceed the greater of $25.0 million or 5% of Consolidated Net Tangible Assets determined as of the date of the incurrence after giving pro forma effect to such incurrence and the application of proceeds therefrom.
“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.
“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.
“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.
“Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost, (2) such Indebtedness shall not be secured by any asset other than the specified asset being financed or, in the case of real property, fixtures or helicopters, additions and improvements thereto, the real property to which such asset is attached and the proceeds thereof and (3) such Indebtedness shall be incurred within 180 days after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.
“Qualified Equity Interests” means Equity Interests of the Issuer other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of the Issuer or financed, directly or indirectly, using funds (1) borrowed from the Issuer or any Subsidiary of the Issuer until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by the Issuer or any Subsidiary of the Issuer (including, without limitation, in respect of any employee stock ownership or benefit plan).
“Qualified Equity Offering” means the issuance and sale of Qualified Equity Interests of the Issuer to Persons other than any Permitted Holder or any other Person who is not, prior to such issuance and sale, an Affiliate of the Issuer.
“Rating Agency” means each of S&P and Moody’s or if S&P or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer (as certified to the Trustee by an Officers’ Certificate) which shall be substituted for S&P or Moody’s or both, as the case may be.

Description of the notes

“redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value; and “redemption” shall have a correlative meaning; provided that this definition shall not apply for purposes of “—Optional Redemption” or “—Redemption with Proceeds from Equity Offerings.”
“Redesignation” has the meaning given to such term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”
“refinance” means to refinance, repay, prepay, replace, renew or refund.
“Refinancing Indebtedness” means Indebtedness of the Issuer or a Restricted Subsidiary issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used substantially concurrently to redeem or refinance in whole or in part, any Indebtedness of the Issuer or any Restricted Subsidiary (the “Refinanced Indebtedness”) in a principal amount not in excess of the principal amount (or accreted value, if applicable) of the Refinanced Indebtedness so redeemed or refinanced (or, if such Refinancing Indebtedness refinances Indebtedness under a revolving credit facility or other agreement providing a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such revolving credit facility or other agreement) (plus the amount of necessary fees and expenses incurred in connection therewith and any premiums paid on the Indebtedness so refinanced or refunded); provided that:

(1) the Refinancing Indebtedness is the obligation of the Issuer or same Restricted Subsidiary as that of the Refinanced Indebtedness;

(2) if the Refinanced Indebtedness was subordinated to or pari passu with the Notes or the Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is expressly pari passu with (in the case of Refinanced Indebtedness that was pari passu with) or subordinate in right of payment to (in the case of Refinanced Indebtedness that was subordinated to) the Notes or the Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(3) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Refinanced Indebtedness being redeemed or refinanced or (b) after the maturity date of the Notes; and

(4) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Notes.
“Restricted Payment” means any of the following:

(1) the declaration or payment of any dividend or any other distribution on Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding (a) dividends or distributions payable solely in Qualified Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary and pro rata dividends or distributions payable to minority holders of Equity Interests of any Restricted Subsidiary;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary or any direct or indirect parent of the Issuer, including, without limitation, any payment in connection

Description of the notes

with any merger or consolidation involving the Issuer but excluding any such Equity Interests held by the Issuer or any Restricted Subsidiary;

(3) any Investment other than a Permitted Investment; or

(4) any redemption prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness.
“Restricted Payments Basket” has the meaning given to such term in the first paragraph of the covenant described under “—Certain Covenants—Limitations on Restricted Payments.”
“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.
“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
“Sale and Leaseback Transactions” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.
“SEC” means the U.S. Securities and Exchange Commission.
“Secretary’s Certificate” means a certificate signed by the Secretary or an Assistant Secretary of the Issuer.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 102 of Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (7) or (8) under “—Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.
“Subordinated Indebtedness” means Indebtedness of the Issuer or any Guarantor that is subordinated in right of payment to the Notes or the Note Guarantees, respectively.
“Subsidiary” means, with respect to any Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).
Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.
“Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with the

Description of the notes

covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.
“U.S. Government Obligations” means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.
“Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock or other relevant Equity Interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.
“Weighted Average Life to Maturity” when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.
“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly-Owned Restricted Subsidiaries.

Book-entry, delivery and form of securities
Except as set forth below, the registered notes will be represented by one or more global notes (the “Global Notes”) The Global Notes will be deposited on the Issue Date with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”). The unregistered notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the applicable Global Note. DTC will maintain the registered notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.
DTC has advised the Issuer as follows:
DTC is a limited-purpose trust company that was created to hold securities for its participating organizations, including Euroclear and Clearstream (collectively, the “Participants” or the “Depositary’s Participants”), and to facilitate the clearance and settlement of transactions in these securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary’s Participants include securities brokers and dealers (including the initial purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants” or the “Depositary’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Depositary’s Participants or the Depositary’s Indirect Participants. Pursuant to procedures established by DTC, ownership of the registered notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Depositary’s Participants) and the records of the Depositary’s Participants (with respect to the interests of the Depositary’s Indirect Participants).
The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the registered notes will be limited to such extent.
So long as the Global Note Holder is the registered owner of any registered notes, the Global Note Holder will be considered the sole Holder of outstanding registered notes represented by such Global Notes under the Indenture. Except as provided below, beneficial owners of registered notes will not be entitled to have registered notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions, or approvals to the Trustee thereunder. None of the Issuer, the Guarantors or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of registered notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such registered notes.
Payments in respect of the principal of, premium, if any, and interest on any registered notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuer, the Guarantors and the Trustee may treat the Persons in whose names any registered notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Issuer, the Guarantors nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of registered notes (including principal, premium, if any, and interest). The Issuer believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts

Book-entry, Delivery and Form of Securities

proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by the Depositary’s Participants and the Depositary’s Indirect Participants to the beneficial owners of registered notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary’s Participants or the Depositary’s Indirect Participants.
If (1) the Depositary notifies the Issuer in writing that DTC is no longer willing or able to act as a depositary and the Issuer is unable to locate a qualified successor within 90 days or (2) there has occurred and is continuing a Default and DTC notifies the Trustee of its decision to exchange the Global Note for registered notes in definitive form under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, registered notes in such form will be issued to each Person that such Global Note Holder and DTC identify as being the beneficial owner of the related registered notes. Upon any such issuance, the Trustee is required to register such registered notes in the name of and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Such registered notes would be issued in fully registered form and would be subject to the legal requirements described in this prospectus under the caption “Notice to Investors.”
Neither the Issuer nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of registered notes and the Issuer and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

Material U.S. federal income tax consequences
The following describes the material U.S. federal income tax consequences of the ownership and disposition of the notes by holders who purchase notes at their original issuance. This discussion is not a complete discussion of all the potential tax consequences that may be relevant to you. This discussion is based upon the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of notes and you are a “United States person” for U.S. federal income tax purposes or a “non-U.S. holder” if you are a beneficial owner of notes that is not a U.S. holder (other than an entity treated as a partnership for U.S. federal income tax purposes). A “United States person” is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or a trust that has a valid election in effect under applicable regulations to be treated as a United States person.
If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.
This discussion only applies to holders who hold the notes as capital assets. The tax treatment of holders of the notes may vary depending upon their particular situations. Certain holders, including insurance companies, tax exempt organizations, financial institutions, investors in pass-through entities, expatriates, taxpayers subject to the alternative minimum tax, broker-dealers and persons holding the notes as part of a “straddle,” “hedge” or “conversion transaction,” may be subject to special rules not discussed below. This discussion does not address any estate, gift, foreign, state or local taxes. We urge you to consult your own tax advisors regarding the particular U.S. federal income tax consequences to you of holding and disposing of notes, any tax consequences that may arise under the laws of any relevant foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty, as well as possible effects of changes in federal or other tax laws.
U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Material consequences to non-U.S. holders of the notes are described under “Non-U.S. Holders” below.
Payments of Interest. Interest on a note will generally be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for U.S. federal income tax purposes.
Market Discount. Under the market discount rules of the Code, a U.S. holder who purchases notes at a market discount will generally be required to treat any gain realized on the sale, exchange, retirement or other disposition of the notes as ordinary income to the extent of the accrued market discount that

Material U.S. federal income tax consequences

has not been previously included in income. A disposition of notes by gift, and certain other dispositions that would normally qualify for nonrecognition treatment, will also require a holder to include accrued market discount in income to the same extent as if the holder had sold the notes at their fair market value in a taxable transaction. Market discount is generally defined as the amount by which the U.S. holder’s purchase price for notes is less than the notes’ stated redemption price at maturity (generally, the notes’ principal amount) on the date of purchase, subject to a statutory de minimis exception. In general, market discount accrues on a ratable basis over the remaining term of the notes unless the U.S. holder makes an irrevocable election to accrue market discount on a constant yield to maturity basis. A U.S. holder who acquires notes at a market discount may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or continued to purchase or carry such notes until the U.S. holder disposes of the notes. A U.S. holder who has elected to include market discount in income annually as such discount accrues will not be required to treat any gain realized on disposition as ordinary income or to defer any deductions for interest expense under these rules. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the taxable year to which the election applies and may not be revoked without the consent of the IRS.
U.S. holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under the market discount rules, applicable elections, and any other consequences of the market discount rules that may apply to them in particular.
Amortizable Bond Premium. A U.S. holder who purchases notes for an amount in excess of their principal amount will be considered to have purchased the notes at a premium. A U.S. holder may elect to amortize the premium over the remaining term of the notes on a constant yield to maturity basis, except that, in some cases, amortizable bond premium may be determined by reference to an early call date. The amount amortized in any year will be treated as a reduction of the U.S. holder’s interest income from the notes. A U.S. holder who elects to amortize any premium on notes must reduce its tax basis in the notes by the amount of the premium amortized in any year. An election to amortize premium applies to all taxable debt obligations held by the U.S. holder at the beginning of the first taxable year to which the election applies and to all such obligations thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS. Premium on notes held by a U.S. holder who does not make such an election will decrease the gain or increase the loss otherwise recognized on the disposition of the notes.
Election to Use Constant Yield Method. Under applicable Treasury regulations, a U.S. holder may elect to include stated interest on the notes in income on a constant yield basis. Such an election could, in some instances, affect the timing of the inclusion of interest income and the treatment of market discount or amortizable bond premium . U.S. holders should consult their own tax advisors as to the desirability and effects of such an election.
Sale, Taxable Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes. Upon a sale, taxable exchange, redemption, retirement or other taxable disposition of a note, you generally will recognize gain or loss equal to the difference between the amount received upon such disposition (less any amount attributable to accrued interest which will be taxable as ordinary income, if not previously included in gross income) and your adjusted tax basis in the note at that time.
Gain or loss realized on the sale, taxable exchange, redemption, retirement or other taxable disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of the disposition, the note has been held for more than one year. Under current law, long-term capital gains of certain non-corporate holders are generally taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Material U.S. federal income tax consequences

Backup Withholding and Information Reporting. In general, information reporting will apply to certain payments of principal and interest on the notes and to the proceeds from the sale or other disposition of a note paid to you other than certain exempt recipients. Additionally, a backup withholding tax (currently at a rate of 28%) will apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report full dividend and interest income or otherwise fail to comply with applicable requirements of the backup withholding rules.
If backup withholding applies to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability, as long as you timely provide certain information to the Internal Revenue Service, which we refer to as the IRS.
NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes.
Payments of Interest. Interest that we pay to you that is not effectively connected with your conduct of a U.S. trade or business will not be subject to U.S. federal income tax and withholding of U.S. federal income tax will not be required on that payment if you:

•	do not actually or constructively own 10% or more of the combined voting power of all classes of our stock;

•	are not a controlled foreign corporation with respect to which we are a related person;

•	are not a bank receiving interest on a loan entered into in the ordinary course of business within the meaning of the Internal Revenue Code; and

•	you certify to us, our payment agent, or the person who would otherwise be required to withhold U.S. federal income tax, on IRS Form W-8BEN or applicable substitute form, under penalties of perjury, that you are not a U.S. person and provide your name and address.
If you do not satisfy the preceding requirements, your interest on a note that is not effectively connected with a U.S. trade or business would generally be subject to U.S. withholding tax at a flat rate of 30% unless that rate is reduced or eliminated pursuant to an applicable tax treaty (provided certain certification requirements are met).
If you are engaged in trade or business, and in the United States, and if interest on a note is effectively connected with the conduct of that trade or business or in the case of an applicable tax treaty, is attributable to a permanent establishment or fixed base you maintain in the United States, you will be exempt from U.S. withholding tax but will be subject to regular U.S. federal income tax on the interest in the same manner as if you were a United States person. In order to establish an exemption from U.S. withholding tax, you may provide to us, our payment agent or the person who would otherwise be required to withhold U.S. federal income tax, a properly completed and executed IRS Form W-8ECI or applicable substitute form. In addition to regular U.S. federal income tax, if you are a corporation, you may be subject to a U.S. branch profits tax.
Gain on Disposition. You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, taxable exchange, redemption, retirement or other taxable disposition of a note unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States, and, if an applicable tax treaty applies, is attributable to a permanent establishment or fixed base you maintain in the United States; or

Material U.S. federal income tax consequences

•	if you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.
Information Reporting and Backup Withholding. Backup withholding and information reporting generally will not apply to payments to you of interest on the notes by us or our paying agent to you if you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemptions are not in fact satisfied. However, payments of interest on the notes are required to be reported on IRS Form 1042-S even if the payments are not otherwise subject to information reporting.
The payments of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above or otherwise establish an exemption. The proceeds of a disposition of notes effected outside the United States to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting.
However, if that broker is a United States person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless that broker has documentary evidence in its files of your non-U.S. status and has no actual knowledge or reason to know to the contrary or unless you otherwise establish an exemption.
You are urged to consult your tax advisors regarding the application of information reporting and backup withholding to your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided you timely furnish the required information to the IRS.

Plan of distribution
Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for unregistered notes only where such unregistered notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the registered notes may be required to deliver a prospectus.
We will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any registered notes. Any broker-dealer that resells registered notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such registered notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of registered notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in this exchange offer will have no arrangements or understanding with any person to participate with the distribution of the unregistered notes or the registered notes within the meaning of the Securities Act.
For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the registered notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.
Legal matters
The validity of the registered notes and the related guarantees being offered hereby will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas. Certain matters of Louisiana and Florida law are being passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. and certain matters of Montana law are being passed upon for us by Crowley, Haughey, Hanson, Toole & Dietrich P.L.L.P., as set forth in and limited by their respective opinions filed as exhibits to this Registration Statement on Form S-4.
Experts
The consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and Management’s Report on the Effectiveness of Internal Control over Financial Reporting as of December 31, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Index to consolidated financial statements

Consolidated Financial Statements of PHI, Inc.
Management’s Report on Internal Control over Financial Reporting	F-2
Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm (Internal Control over Financial Reporting)	F-3
Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm (Financial Statements)	F-4
Consolidated balance sheets as of December 31, 2004 and 2005 and June 30, 2006 (unaudited)	F-5
Consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 (unaudited)	F-6
Consolidated statements of shareholders’ equity for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006 (unaudited)	F-7
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 (unaudited)	F-8
Notes to consolidated financial statements	F-9

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounted principles.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment our management believes that, as of December 31, 2005, our internal control over financial reporting is effective under those criteria.
Deloitte & Touche LLP, our independent registered public accounting firm, has issued an attestation report on our assessment of the Company’s internal control over financial reporting. This report appears below.

Report of independent registered public accounting firm
To the Board of Directors and Shareholders of
PHI, Inc.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 9A), that PHI, Inc. (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2005 of the Company and our report dated March 9, 2006, expressed an unqualified opinion on those financial statements and financial statement schedule.
DELOITTE & TOUCHE LLP
New Orleans, Louisiana
March 9, 2006

Report of independent registered public accounting firm
To the Board of Directors and Shareholders of
PHI, Inc.
We have audited the accompanying consolidated balance sheets of PHI, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PHI, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
DELOITTE & TOUCHE LLP
New Orleans, Louisiana
March 9, 2006

PHI, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

			June 30,
	December 31,	December 31,	2006
	2005	2004	(Unaudited)

	(thousands of dollars)
ASSETS
Current Assets:
Cash and cash equivalents	$69,561	$18,008	$217,583
Accounts receivable— net of allowance:
Trade	89,351	58,242	92,489
Other	6,766	1,134	7,551
Inventory	48,123	39,225	52,758
Other current assets	10,042	10,695	11,168
Refundable income taxes	422	1,101	138

Total current assets	224,265	128,405	381,687
Other	13,266	12,527	19,681
Property and equipment, net	311,678	253,241	306,902

Total Assets	$549,209	$394,173	$708,270

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$40,506	$22,735	$35,780
Accrued liabilities	10,807	4,836	12,054
Accrued interest	3,175	3,181	3,189
Accrued insurance	—	1,526	—
Accrued vacation payable	3,811	3,775	4,299
Accrued salaries and wages	2,439	1,636	2,108
Notes payable	1,000	2,000	—

Total current liabilities	61,738	39,689	57,430
Long-term debt	203,300	208,275	204,000
Deferred income taxes	38,906	29,805	37,869
Other long-term liabilities	6,214	6,429	9,635
Commitments and contingencies (Note 8)
Shareholders’ Equity:
Voting common stock— par value of $0.10; authorized shares of 12,500,000	285	285	285
Non-voting common stock— par value of $0.10; authorized shares of 12,500,000	742	253	1,229
Additional paid-in capital	129,531	15,098	289,859
Retained earnings	108,493	94,339	107,963

Total shareholders’ equity	239,051	109,975	399,336

Total Liabilities and Shareholders’ Equity	$549,209	$394,173	$708,270

The accompanying notes are an integral part of these consolidated financial statements.

PHI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

				Six months ended
				June 30,
	Year ended	Year ended	Year ended	(Unaudited)
	December 31,	December 31,	December 31,
	2005	2004	2003	2006	2005

	(thousands of dollars and shares,
	except per share data)
Operating revenues	$363,610	$291,308	$269,392	$208,529	$161,022
Gain (loss) on disposition of property and equipment, net	1,173	2,569	1,988	(1,162)	460
Other	2,057	392	686	3,417	293

	366,840	294,269	272,066	210,784	161,775

Expenses:
Direct expenses	299,263	245,374	230,229	176,267	136,931
Selling, general and administrative expenses	24,896	21,034	19,983	13,409	10,701
Interest expense	20,448	20,109	19,952	9,202	10,276
Loss on debt restructuring	—	—	—	12,790	—

	344,607	286,517	270,164	211,668	157,908

Earnings (loss) before income taxes	22,233	7,752	1,902	(884)	3,867
Income taxes	8,079	3,780	763	(354)	1,547

Net earnings (loss)	$14,154	$3,972	$1,139	$(530)	$2,320

Earnings per share
Basic	$1.76	$0.73	$0.21	$(0.04)	$0.40
Diluted	$1.76	$0.72	$0.21	$(0.04)	$0.40
Weighted average shares outstanding:
Basic	8,040	5,383	5,383	12,512	5,773
Diluted	8,063	5,486	5,486	12,512	5,858
The accompanying notes are an integral part of these consolidated financial statements.

PHI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Voting		Non-voting
	common stock		common stock		Additional
					paid-in	Retained
	Shares	Amount	Shares	Amount	capital	earnings

	(thousands of dollars and shares)
Balance at Dec. 31, 2002	2,852	$285	2,526	$253	$15,062	$89,254
Stock options exercised	—	—	5	—	26	—
Other	—	—	—	—	—	(26)
Net earnings	—	—	—	—	—	1,139

Balance at Dec. 31, 2003	2,852	285	2,531	253	15,088	90,367
Stock options exercised	—	—	—	—	10	—
Net earnings	—	—	—	—	—	3,972

Balance at Dec. 31, 2004	2,852	285	2,531	253	15,098	94,339
Stock issuance, net	—	—	4,887	489	113,352	—
Stock options exercised	—	—	—	—	1,081	—
Net earnings	—	—	—	—	—	14,154

Balance at Dec. 31, 2005	2,852	$285	7,418	$742	$129,531	$108,493
Stock Issuance, Net	—	—	4,874	487	$160,328	$—
Net earnings (loss)	—	—	—	—	—	(530)

Balance at June 30, 2006 (unaudited)	2,852	$285	12,292	1,229	$289,859	$107,963

The accompanying notes are an integral part of these consolidated financial statements.

PHI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Six months ended
				June 30,
	Year ended	Year ended	Year ended	(Unaudited)
	December 31,	December 31,	December 31,
	2005	2004	2003	2006	2005

	(thousands of dollars)
Cash flows from operating activities:
Net earnings (loss)	$14,154	$3,972	$1,139	$(530)	$2,320
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	27,133	27,843	25,209	14,453	13,202
Deferred income taxes (benefit)	6,415	3,845	(293)	(1,037)	836
(Gain) loss on asset dispositions	(1,173)	(2,569)	(1,988)	1,162	(460)
Loss on debt restructuring	—	—	—	12,790	—
Other	1,411	1,332	(323)	388	658
Changes in operating assets and liabilities:
Accounts receivable— trade	(31,109)	(16,499)	(2,245)	(3,138)	(8,609)
Inventory	(8,898)	1,180	(3,030)	(4,635)	(3,131)
Refundable income taxes	—	(876)	2,011	—	—
Other assets	(2,313)	(7,241)	3,021	(8,143)	91
Accounts payable, accrued liabilities and vacation payable	23,049	(146)	7,239	(4,308)	(3,491)
Income taxes payable	—	—	(504)	—	—
Other long-term liabilities	(649)	64	(821)	5,467	7,943

Net cash provided by operating activities	28,020	10,905	29,415	12,469	9,359

Cash flows from investing activities:
Purchase of property and equipment	(96,165)	(33,921)	(36,863)	(39,357)	(30,910)
Acquisition of additional operating locations	—	(1,518)	—	—	—
Proceeds from sale-leaseback transactions	—	—	—	25,069	—
Proceeds from asset dispositions	10,751	14,395	7,620	3,163	6,052

Net cash provided by (used in) investing activities	(85,414)	(21,044)	(29,243)	(11,125)	(24,858)

Cash flows from financing activities:
Proceeds of debt issuance—Senior Notes	—	—	—	200,000	—
Premium and costs to retire debt early	—	—	—	(10,208)	—
Repayment of Senior Notes	—	—	—	(200,000)	—
Debt issuance costs	—	—	—	(4,629)	—
Proceeds from (payments on) Notes and long-term debt	(1,000)	—	2,000	—	(2,000)
Proceeds from stock issuance	115,162	—	—	160,815	114,317
Less related fees & expenses	(1,265)	—	—	—	—
Proceeds from (payments to) line of credit	114,875	37,008	—	700	(8,275)
Payments on line of credit	(119,850)	(28,733)	—	—	—
Proceeds from exercise of stock options	1,025	—	50	—	—

Net cash provided by financing activities	108,947	8,275	2,026	146,678	104,042

(Decrease) Increase in cash and cash equivalents	51,553	(1,864)	2,198	148,022	88,543
Cash and cash equivalents, beginning of period	18,008	19,872	17,674	69,561	18,008

Cash and cash equivalents, end of period	$69,561	$18,008	$19,872	$217,583	$106,551

The accompanying notes are an integral part of these consolidated financial statements.

PHI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations, basis of consolidation, and other general principles
Since its inception, PHI, Inc.’s primary business has been to transport personnel and, to a lesser extent, parts and equipment, to, from and among offshore facilities for customers engaged in the oil and gas exploration, development, and production industry. The Company also provides air medical transportation services for hospitals, medical programs, and aircraft maintenance services to third parties.
The consolidated financial statements include the accounts of PHI, Inc. and its subsidiaries (“PHI” or the “Company”) after the elimination of all significant intercompany accounts and transactions. The unaudited financial statement information as of June 30, 2006 and for the six month periods ended June 30, 2006 and 2005 was prepared on a basis consistent with that used in preparing the Company’s audited financial statements and include all material adjustments that, in the opinion of management, are necessary for a fair presentation.
A principal stockholder has substantial control. Al A. Gonsoulin, Chairman of the Board and Chief Executive Officer, beneficially owns stock representing approximately 52% of the total voting power. As a result, he exercises control over the election of PHI’s directors and the outcome of matters requiring a stockholder vote.
Revenue recognition
The Company recognizes revenue related to aviation transportation services after the services are performed or the contractual obligations are met. Aircraft maintenance services revenues are recognized at the time the repair or services work is completed. Revenues related to emergency flights generated by the Company’s Air Medical segment are recorded net of contractual allowances under agreements with third party payors when the services are provided.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash equivalents
The Company considers cash equivalents to include demand deposits and investments with original maturity dates of three months or less.
Inventories
The Company’s inventories are stated at the lower of average cost or market and consist primarily of spare parts. Portions of the Company’s inventories are used parts that are often exchanged with parts removed from aircraft, reworked to a useable condition according to manufacturers’ and FAA specifications, and returned to inventory. The Company uses systematic procedures to estimate the valuation of the used parts, which includes consideration of their condition and continuing utility.

Notes to consolidated financial statements

Reusable aircraft parts are included in inventory at the average cost of comparable parts. The rework costs are expensed as incurred. The Company also records an allowance for obsolescent and slow-moving parts, relying principally on specific identification of such inventory. Valuation reserves related to obsolescence and slow-moving inventory were $6.3 million and $7.0 million at December 31, 2005 and 2004, respectively.
Property and equipment
The Company records its property and equipment at cost less accumulated depreciation. For financial reporting purposes, the Company uses the straight-line method to compute depreciation based upon estimated useful lives of five to fifteen years for flight equipment and three to ten years for other equipment. The Company uses accelerated depreciation methods for tax purposes. Upon selling or otherwise disposing of property and equipment, the Company removes the cost and accumulated depreciation from the accounts and reflects any resulting gain or loss in earnings at the time of sale or other disposition.
Effective January 1, 2003, the Company changed the estimated residual value of certain aircraft (77 aircraft of the total fleet) from 30% to 40%. The Company believes the revised amounts reflect their historical experience and more appropriately matches costs over the estimated useful lives and salvage values of these assets. The change in residual values of certain aircraft was based on the Company’s experience in sales of such aircraft which indicated that these aircraft were retaining on average a salvage value of at least 40% by model type. The effect of this change for the year ended December 31, 2003 was a reduction in depreciation expense of $0.8 million ($0.05 million after tax or $0.09 per diluted share).
Effective January 1, 2005 and prospectively, the Company reassessed the salvage values applicable to major modifications to aircraft based on updated estimates derived from recent aircraft sales. The adjustment for the year 2005 resulted in a decrease in depreciation expense ($1.6 million). In addition, we incurred approximately ($1.1 million) of expense in 2005 for repairs to an aircraft that incurred substantial damage due to a weather related incident.
The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes that impairment amount, which is measured by the amount that the carrying value of the asset exceeds its fair value. Similarly, the Company reports assets that it expects to sell at the lower of the carrying amount or fair value less costs to sell.
Self-insurance
The Company maintains a self-insurance program for a portion of its health care costs. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and the estimated liability for claims incurred but not reported. As of December 31, 2005 and 2004, the Company had $1.1 million and $1.0 million, respectively, of accrued liabilities related to health care claims.
During 2005, the Company established an offshore insurance captive to realize savings in reinsurance costs on its insurance premiums. Amounts paid to the captive in 2005 totaled $1.9 million. The financial position and operations of the insurance captive were not significant in 2005. The captive is fully consolidated in the accompanying financial statements.

Notes to consolidated financial statements

Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company places its short-term invested cash and cash equivalents on deposit with a major financial institution. Cash equivalents include Commercial paper of companies with high credit ratings and money market securities. The Company does not believe significant credit risk exists with respect to these securities at December 31, 2005.
PHI conducts a majority of its business with major and independent oil and gas exploration and production companies with operations in the Gulf of Mexico. The Company also provides services to major medical centers and US governmental agencies. The Company continually evaluates the financial strength of its customers but generally does not require collateral to support the customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, current market conditions, and other information. Collection efforts are typically exhausted at approximately nine months, at which time unpaid amounts are charged off as uncollectible. The allowance for doubtful accounts was $0.2 million at December 31, 2005 and December 31, 2004. The Company’s largest domestic oil and gas customer accounted for 14%, 13%, and 15%, of consolidated operating revenues for years ended December 31, 2005, 2004, and 2003, respectively. The Company also carried accounts receivable from this same customer totaling 14% and 11%, of net trade receivable on December 31, 2005 and 2004, respectively.
Trade receivables representing amounts due pursuant to air medical services are carried net of an allowance for estimated contractual adjustments on unsettled invoices. The Company monitors its collection experience by payor category within the Air Medical segment and updates its estimated collections to be realized based on its most recent collection experience.
Stock compensation
The Company uses the intrinsic value method of accounting for employee stock-based compensation prescribed by Accounting Principles Board (APB) Opinion No. 25 and, accordingly, follows the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). SFAS No. 123 encourages the use of a fair value based method of accounting for compensation expense associated with stock option and similar plans. However, SFAS No. 123 permits the continued use of the intrinsic value based method prescribed by Opinion No. 25 but requires additional disclosures, including pro forma calculations of net earnings and earnings per share as if the fair value method of accounting prescribed by SFAS No. 123 had applied.
Stock-based employee compensation expense relates to restricted stock grants and stock options that were settled for cash. The employee compensation expense for stock grants and options settled for

Notes to consolidated financial statements

cash was $122,498 for 2005, $45,000 for 2004, and $300,000 for 2003. There have been no stock awards granted since 2001.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	(thousands of dollars, except per share data)
Net earnings as reported	$14,154	$3,972	$1,139
Add stock-based employee compensation expense included in reported net income net of related tax effects	122	45	300
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects,	—	—	—

Net earnings— pro forma	$14,276	$4,017	$1,439

Earnings per share
Basic— as reported	1.76	0.74	0.21
Basic— pro forma	1.78	0.75	0.27
Diluted— as reported	1.76	0.72	0.21
Diluted— pro forma	1.77	0.73	0.26
Average fair value of grants during the year	N/A	N/A	N/A
Black-Sholes option pricing model assumptions:
Risk-free interest rate	N/A	N/A	N/A
Expected life (years)	N/A	N/A	N/A
Volatility	N/A	N/A	N/A
Dividend yield	N/A	N/A	N/A
Income taxes
The Company provides for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The deferred tax assets and liabilities measurement uses enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect of any tax rate changes in income of the period that included the enactment date.
Earnings per share
The Company computes basic earnings per share by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The diluted earnings per share computation uses the weighed average number of shares outstanding adjusted for incremental shares attributed to dilutive outstanding options to purchase common stock.
Deferred financing costs
Costs of obtaining long term debt financing are deferred and amortized ratably over the term of the related debt agreement.

Notes to consolidated financial statements

Derivative financial instruments
The Company has not engaged in activities involving financial derivatives during the years 2003, 2004, and 2005.
New accounting pronouncements
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share Based Payment”. SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the intrinsic value method and, as such, generally recognizes no compensation expense for employee stock options. Accordingly, the adoption of SFAS No. 123(R) will have an impact on our results of operations. The impact of the adoption of this Statement cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. SFAS No. 123(R) must be adopted by the first quarter of 2006. The Company has adopted SFAS No. 123(R) using the modified-prospective method.
SFAS No. 143, Accounting for Asset Retirement Obligations requires the recording of liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operations of those assets. These liabilities are required to be recorded at fair value in the period in which they are incurred with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. The Statement was effective for the Company on January 1, 2003. In 2005, FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (FIN 47) to further clarify that such asset retirement obligations should be recognized for conditional obligations in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 was effective at December 31, 2005. The Company evaluated its leased and owned properties for potential asset retirement obligations under SFAS No. 143, as amended and interpreted by FIN 47. Based on this review, the Company identified obligations primarily related to the removal of fuel storage tanks upon the abandonment or disposal of facilities. The operation of fuel storage tanks is monitored on an ongoing basis to prevent ground contamination and the cost of removing such tanks is not significant. Based on the Company’s evaluation of such obligations, such liabilities were deemed to be immaterial to the financial position, results of operations or cash flows of the Company.
In December 2004 FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29”. SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. ABP Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 was effective as of July 1, 2005, and did not have an impact on the financial reporting of the Company.

Notes to consolidated financial statements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. This Statement is a replacement APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine period-specific effects of an accounting change on one or more individual prior periods presented. Then the new accounting principle is applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather that being reported in an income statement. Further, the accounting principle is to be applied prospectively from the earliest date when it is impracticable to determine the effect to all prior periods. This Statement is effective for the Company as of January 1, 2006. Adoption of this statement could have an impact if there are future voluntary accounting changes and correction of errors.
Comprehensive income
Comprehensive Income includes net earnings and other comprehensive income items such as revenues, expenses, gains or losses that under Generally Accepted Accounting Principles are included in comprehensive income, but excluded from net income. Since 2002, the Company has no such items required to be excluded from net earnings. Accordingly, there is no difference between net earnings and comprehensive income for the years ended December 31, 2005, 2004, or 2003.
Goodwill
Goodwill represents costs in excess of the fair value acquired in connection with purchase business combinations. Goodwill arose in connection with the 2004 acquisition of a company related to the planned expansion of the Air Medical Segment. In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangibles, the Company tests its goodwill for impairment annually or if impairment indicators are present. If indicators of impairment were present in goodwill and undiscounted cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified.

(2)	PROPERTY AND EQUIPMENT
The following table summarizes the Company’s property and equipment at December 31, 2005 and December 31, 2004.

	December 31,	December 31,
	2005	2004

	(thousands of dollars)
Flight equipment	$416,076	$350,022
Other	67,645	61,710

	483,721	411,732
Less accumulated depreciation	(172,043)	(158,491)

Property and equipment, net	$311,678	$253,241

Property and equipment at December 31, 2005 and 2004 included aircraft with a net book value of $1.1 million and $1.0 million, respectively that was held for sale.

Notes to consolidated financial statements

(3)	LONG-TERM DEBT
On April 23, 2002, the Company issued $200 million in principal amount of 9 3/8% Series A Senior Unsecured Notes due 2009 in a private offering that was exempt from registration under Rule 144A under the Securities Act of 1933 (the “Securities Act”). All of the notes were subsequently exchanged for the Company’s 9 3/8% Series B Senior Unsecured Notes due 2009 (the “Series B Senior Unsecured Notes”), pursuant to an exchange offer that was registered under the Securities Act. The Series B Senior Unsecured Notes bear annual interest at 9 3/8% payable semi-annually on May 1 and November 1 of each year and mature in May 2009. The Series B Senior Unsecured Notes contain restrictive covenants, including limitations on indebtedness, liens, dividends, repurchases of capital stock and other payments affecting restricted subsidiaries, issuance and sales of restricted subsidiary stock, dispositions of proceeds of asset sales, and mergers and consolidations or sales of assets. As of December 31, 2005 and 2004, the Company was in compliance with these covenants.
Also on April 23, 2002, the Company entered into a new credit agreement with a commercial bank for a $50 million revolving credit and letter of credit facility. On June 18, 2004, the Company amended its credit agreement which reduced the revolving credit facility from $50 million to $35 million. On September 30, 2005, the Company amended its credit agreement, which was scheduled to expire July 31, 2006, and extended the expiration date to July 31, 2007. The credit agreement permits both prime rate based borrowings and “LIBOR” rate borrowings plus a spread. The spread for LIBOR borrowings is from 2.0% to 3.0%. Any amounts outstanding under the revolving credit facility are due July 31, 2007. The Company will pay an annual 0.375% commitment fee on the unused portion of the revolving credit facility. The Company may also obtain letters of credit issued under the credit facility up to $5.0 million with a 0.125% fee payable on the amount of letters of credit issued. The Company is not subject to any restrictions in obtaining funds from any of its subsidiaries. At December 31, 2005, the Company had $3.3 million borrowings under the revolving credit facility, and the Company had $8.3 million under the credit facility at December 31, 2004. The Company had four letters of credit for $4.2 million outstanding at December 31, 2005, and three letters of credit for $2.6 million outstanding at December 31, 2004. The credit agreement includes covenants related to working capital, funded debt to net worth, and consolidated net worth. As of December 31, 2005 and 2004, the Company was in compliance with these covenants. The credit agreement is collateralized by accounts receivable and inventory. Also included in notes payable at December 31, 2005 and 2004 are $1.0 million and $2.0 million, respectively, representing finance agreements on purchase commitments for transport category aircraft as further described at Note 8.
Cash paid for interest was $19.5 million, $19.1 million, and $19.0 million, for the years ended December 31, 2005, 2004, and 2003, respectively.

Notes to consolidated financial statements

(4)	INCOME TAXES
Income tax expense (benefit) is composed of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	(thousands of dollars)
Current
Federal	$343	$—	$—
State	(50)	(1,142)	102
Foreign	1,371	1,077	954
Deferred— principally
Federal	6,415	3,845	(293)

Total	$8,079	$3,780	$763

Income tax expense (benefit) as a percentage of pre-tax earnings varies from the effective Federal statutory rate of 34% as a result of the following:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2005		2004		2003

	Amount	%	Amount	%	Amount	%

	(thousands of dollars, except percentage amounts)
Income taxes at statutory rate	$7,559	34	$2,636	34	$647	34
Increase (decrease) in taxes resulting from:
Effect of foreign tax expense, net of U.S. benefits	—	—	679	9	—	—
Hurricane relief credit	(537)	(2)	—	—	—	—
Effect of state income taxes	762	3	298	4	195	10
Other items— net	295	1	167	2	(79)	(4)

Total	$8,079	36	$3,780	49	$763	40

Notes to consolidated financial statements

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below (in thousands):

	December 31,	December 31,
	2005	2004

Deferred tax assets:
Deferred compensation	$1,652	$1,527
Foreign tax credits	4,617	3,246
Valuation allowance— tax credit carryforwards	(2,142)	(2,142)
Vacation accrual	1,419	1,397
Inventory valuation	3,549	3,733
Workman’s compensation reserve	190	367
Allowance for uncollectible accounts	2,297	282
Alternative minimum tax credit	343	—
Hurricane relief credit	814	—
Other	1,321	157
Net operating loss	23,282	28,913

Total deferred tax assets	37,342	37,480

Deferred tax liabilities:
Tax depreciation in excess of book depreciation	(68,167)	(61,890)

Total deferred tax liabilities	(68,167)	(61,890)

Net deferred tax liabilities	$(30,825)	$(24,410)

A valuation allowance was recorded against certain foreign tax credits paid in 2004 and prior as management believes it is more likely than not that the deferred tax asset related to certain foreign tax credit carryforwards will not be realized during their carryforward period. The estimated future U.S. taxable income, after utilization of the available net operating loss carryforwards, will limit the ability of the Company to utilize the foreign tax credit carryforwards during their carryforward period. Due to recent changes in the tax laws extending the credit carry forward period, management believes that a valuation allowance is not necessary for foreign tax credits generated in 2005. A tax credit of $0.8 million was realized in 2005 as a result of Hurricanes Katrina and Rita Legislation. At December 31, 2005 and 2004, other current assets include $8.1 million and $5.4 million, respectively, of deferred tax assets.
The Company has net operating loss carryforwards (“NOLs”), of approximately $61.0 million that, if not used will expire beginning in 2022 through 2024. Additionally, for state income tax purposes, the Company has NOLs of approximately $51.0 million available to reduce future state taxable income. These NOLs expire in varying amounts beginning in 2012 through 2024, the majority of which expires in 2017 and through 2019. Most of these NOLs arose from accelerated tax depreciation deductions related to substantial aircraft additions since 2002.
Income taxes paid were approximately $0.1 million, $0.7 million, and $1.4 million, for the years ended December 31, 2005, 2004, and 2003, respectively. The Company received net income tax refunds of approximately $0.8 million, $0.5 million and $2.0 million during the years ended December 31, 2005, 2004 and 2003, respectively.

Notes to consolidated financial statements

(5)	EMPLOYEE BENEFIT PLANS
Savings and retirement plans
The Company maintains an Employee Savings Plan under Section 401(k) of the Internal Revenue Code. The Company matches 2% for every 1% of an employee’s salary deferral contribution, not to exceed 3% of the employee’s compensation. The Company contributions were $5.4 million for the year ended December 31, 2005, $4.8 million for the year ended December 31, 2004 and $4.3 million for the year ended December 31, 2003.
The Company maintains a Supplemental Executive Retirement Plan (“SERP”). The nonqualified and unfunded plan provides certain senior management with supplemental retirement and death benefits at age 65. The SERP plan provides supplemental retirement benefits that are based on each participant’s salary at the time of entrance into the plan. The benefit is one-third of each participant’s annual salary of $200,000 or less, plus one-half of each participant’s annual salary that is in excess of $200,000, if applicable. The plan does not provide for automatic benefit increases. During 2000, the Company’s board of directors amended the plan to provide for partial vesting. The Company recorded the following plan costs for the years ended December 31, 2005, 2004, and 2003.

	Years ended
	December 31,

	2005	2004	2003

	(thousands of dollars)
Service cost	$259	$302	$369
Interest cost	124	111	95
Recognized actuarial (gain) loss	53	(30)	(36)

Net periodic plan cost	$436	$383	$428

The benefit obligation, funded status, and assumptions of the plan on December 31, 2005 and 2004 were as follows:

	December 31,

	2005	2004

	(thousands of dollars)
Change in benefit obligation:
Benefit obligation at the beginning of the year	$3,148	$2,609
Service cost	259	302
Interest cost	124	111
Actuarial loss	13	247
Benefits paid	(131)	(121)

Benefit obligation at the end of the year	$3,413	$3,148

Notes to consolidated financial statements

	December 31,

	2005	2004

	(thousands of dollars)
Reconciliation of funded status
Unfunded status	$(3,413)	$(3,148)
Unrecognized actuarial gains	(123)	(82)

Total liability included in other long term liabilities on the consolidated balance sheet	$(3,536)	$(3,230)

Weighted average assumptions
Discount rate	4.0%	3.8%
Employee turnover/early retirement rate	—	—
The SERP plan is an unfunded arrangement. However, the Company has purchased life insurance contracts on the lives of certain participants in anticipation of using the life insurance’s cash values and death benefits to help fulfill the obligations of the plan. The Company, as owner of such policies, may sell or redeem the contracts at any time without any obligation to the plan participants. The Company recorded expenses of approximately $0.5 million for each of the years 2005 and 2004 related to the life insurance contracts. Cash values of the life insurance contracts, recorded in other assets, are $0.9 million at December 31, 2005 and $0.7 million at December 31, 2004.
The Board of Directors has resolved to terminate the SERP, subject to any vested participant rights, and has offered participants a substitute benefit in the Officer Deferred Compensation Plan based on a calculated present value participant’s interest in the SERP. In January 2006, the participants agreed to such substitute benefits and as a result approximately $2.2 million of the SERP liability will be transferred to the Deferred Compensation Liability in 2006.
The Company maintains an Officer Deferred Compensation Plan that permits key officers to defer a portion of their compensation. The plan is nonqualified and funded. The Company has established a separate account for each participant, which is invested and reinvested from time to time in investments that the participant selects from a list of eligible investment choices. Earnings and losses on the book reserve accounts accrue to the plan participants. Liabilities for the plan are included in other long-term liabilities, and the corresponding investment accounts are included in other assets. Aggregate amounts deferred under the plans were $0.9 million and $0.1 million, respectively, for the years December 31, 2005 and 2004.
Stock based compensation
Under the PHI 1995 Incentive Plan (the “1995 Plan”), the Company is authorized to issue up to 175,000 shares of voting common stock and 575,000 shares of non-voting common stock. The Compensation Committee of the Board of Directors is authorized under the 1995 Plan to grant stock options, restricted stock, stock appreciation rights, performance shares, stock awards, and cash awards. The exercise prices of the stock option grants are equal to the fair market value of the underlying stock at the date of grant. The 1995 Plan also allows awards under the plan to fully vest upon a change in control of the Company. In September of 2001, the Company underwent a change of control as defined in the 1995 plan and as a result, all awards issued prior to the change of control became fully vested.
During the year ended December 31, 2001, the Company granted 20,000 non-voting restricted shares and 150,000 non-voting stock options under the 1995 Plan. The non-voting restricted shares had a fair value of $11.06 on the date of issue and became unrestricted during 2001. The non-voting stock

Notes to consolidated financial statements

options are 100% vested and expire on September 1, 2010. Such options were exercised in 2005. The Company has not issued any shares, options or rights under the 1995 Plan since 2001.
At December 31, 2005, there were 116,250 voting shares and 190,126 non-voting shares available for issuance under the 1995 Plan. The Company recorded compensation expense related to the 1995 Plan of $0.2 million for December 31, 2005, $0.1 million for December 31, 2004 and $0.4 million for the year ended December 31, 2003. There was no unearned stock compensation expense at December 31, 2005 and 2004.
The following table summarizes employee and director stock option activities for the years ended December 31, 2005, 2004, and 2003. All of the options were issued with an exercise price equal to or greater than the market price of the stock at the time of issue.

	1995 plan
	options		Weighted
			average
	Non-voting	Totals	exercise price

Balance outstanding at December 31, 2002	244,623	244,623	11.58
Options settled for cash	(21,250)	(21,250)	11.75
Options exercised	(5,670)	(5,670)	9.06

Balance outstanding at December 31, 2003	217,703	217,703	11.63
Options settled for cash	(10,750)	(10,750)	12.75

Balance outstanding at December 31, 2004	206,953	206,953	11.57
Options exercised	(150,000)	(150,000)	11.06
Options settled for cash	(10,203)	(10,203)	8.50

Balance outstanding at December 31, 2005	46,750	46,750	13.87

Shares exercisable at December 31, 2005	46,750	46,750	13.87

December 31, 2004	206,953	206,953	11.57

December 31, 2003	217,703	217,703	11.63

The following table summarizes information about stock options outstanding as of December 31, 2005. All of the outstanding stock options are exercisable.

Options outstanding and exercisable

	Remaining
Number	contractual		Exercise
outstanding	life (years)		price

31,750	3.5		$12.75
15,000	2.8		16.25

46,750	3.3	(1)	13.87

(1)	Weighted Average
Incentive compensation
During 2002, the Company implemented an incentive plan for non-executive and non-represented employees. The plan allows the Company to pay up to 7% of earnings before tax, net of incentive compensation. During 2004, the Company implemented an Executive/ Senior Management plan for certain corporate and business unit management employees. For 2005, the Company recorded $2.3 million of incentive compensation expense related to the above plans. The Company did not

Notes to consolidated financial statements

record incentive compensation expense for the years ended December 31, 2004 and 2003, as certain requirements under the incentive plans established were not met.

(6)	OTHER ASSETS
The following table summarizes the Company’s other assets at December 31, 2005 and 2004.

	December 31,	December 31,
	2005	2004

	(thousands of dollars)
Goodwill acquired	$2,747	$1,878
Security deposits on aircraft	4,576	4,250
Deferred financing cost	3,520	3,892
Other	2,513	2,507

Total	$13,266	$12,527

During 2005 and 2004, the Company placed security deposits on aircraft to be leased or purchased. Upon delivery of the aircraft, the deposits will be applied to the lease or purchase.

(7)	FINANCIAL INSTRUMENTS
Fair Value—The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 2005 and December 2004. The table excludes cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and term notes payable, all of which had fair values approximating carrying amounts.

	December 31, 2005		December 31, 2004

	Carrying	Estimated	Carrying	Estimated
	amounts	fair value	amounts	fair value

Long-term debt	$200,000	$210,500	$200,000	$216,000
At December 31, 2005 and 2004, the fair value of long-term debt is based on quoted market indications.

(8)	COMMITMENTS AND CONTINGENCIES
Operating Leases—The Company leases certain aircraft, facilities, and equipment used in its operations. The related lease agreements, which include both non-cancelable and month-to-month terms, generally provide for fixed monthly rentals and, for certain real estate leases, renewal options. The Company generally pays all insurance, taxes, and maintenance expenses associated with these aircraft and some of these leases contain renewal and purchase options. Rental expense incurred under these leases consisted of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	(thousands of dollars)
Aircraft	$5,817	$748	$1,094
Other	5,167	3,906	3,033

Total	$10,984	$4,654	$4,127

The Company began leasing a principal operating facility at Lafayette, Louisiana for twenty years, effective September 2001. The lease expires in 2021 and has three five-year renewal options.

Notes to consolidated financial statements

The following table presents the remaining aggregate lease commitments under operating lease having initial non-cancelable terms in excess of one year. The table includes renewal periods on the principal operating facility lease.

	Aircraft	Other	Total

	(thousands of dollars)
2006	$10,300	$2,839	$13,139
2007	10,300	2,249	12,549
2008	10,300	1,858	12,158
2009	10,300	1,386	11,686
2010	10,902	1,132	12,034
Thereafter	57,008	10,102	67,110

	$109,110	$19,566	$128,676

The Company expects to finance the acquisition of new aircraft, discussed below, with existing cash, operating leases, the issuance of debt or equity securities or some combination thereof.
In 2005, we took delivery of three transport category aircraft, four medium and eight light aircraft for service in the Domestic Oil and Gas segment. We also took delivery of eleven light aircraft for service in the Air Medical segment. Subsequent to December 31, 2005, we took delivery of one transport category, one medium, and two light aircraft, all for service in Domestic Oil and Gas, and one light aircraft for service in the Air Medical segment. We executed operating leases for the transport category aircraft.
At December 31, 2005, we had an order for three additional transport category aircraft, one of which was delivered early January and an operating lease was executed for that aircraft. There are two aircraft remaining for delivery in 2006 at an approximate cost of $35.0 million, for which we intend to execute an operating lease for these aircraft also.
Additionally, at December 31, 2005, we had orders for 35 additional aircraft with a total cost of $176.8 million with scheduled delivery dates throughout 2006 and 2007. Of this total, four aircraft totaling $14.5 million were delivered subsequent to December 31, 2005, as mentioned above.
Environmental Matters—We have an aggregate estimated liability of $0.2 million as of December 31, 2005 for environmental remediation costs that are probable and estimable. We have conducted environmental surveys of our former Lafayette Facility, which we vacated in 2001, and have determined that limited soil and groundwater contamination exists at the facility. We have installed groundwater monitoring wells at the facility and periodically monitor and report on the contamination. In May 2003, we submitted a Louisiana Risk Evaluation/ Corrective Action Plan (“RECAP”) Standard Site Assessment Report to the Louisiana Department of Environmental Quality (“LDEQ”) fully delineating the extent and type of contamination. LDEQ is reviewing the assessment report and has requested that the Site Assessment Report be updated to include recent analytical data and be resubmitted for further LDEQ review. Once LDEQ completes its review and reports on whether all contamination has been fully defined, a risk evaluation in accordance with RECAP will be submitted and evaluated by LDEQ. At that point, LDEQ will establish what cleanup standards must be met at the site. When the process is complete, we will be in a position to develop an appropriate remediation plan and determine the resulting cost of remediation. We have not recorded any estimated liability for remediation and contamination and, based upon the May 2003 Site Assessment Report and ongoing monitoring, we believe the ultimate remediation costs for the former Lafayette facility will not be material to our consolidated financial position, results of operations, or liquidity.

Notes to consolidated financial statements

During 2004, LDEQ advised the us that groundwater contaminants impacting monitor wells at the PHI Lafayette Heliport were originating from an off-site location and that we would no longer be required to perform further monitoring at the site. Subsequently, based upon site investigation work performed by the Lafayette Airport Commission, the source of the contamination was identified as residing at another location, for which PHI is not responsible. The Lafayette Airport Commission has begun remediation of the PHI Lafayette Heliport.
Legal Matters— The Company is named as a defendant in various legal actions that have arisen in the ordinary course of its business and have not been finally adjudicated. In the opinion of management, the amount of the ultimate liability with respect to these actions will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.
As previously reported, on June 15, 2005, we received a subpoena from the United States Department of Justice relating to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the Gulf of Mexico. We are cooperating fully with the investigation and are in the process of providing documents and other information as required by the subpoena. We will respond to any DOJ request for further information, and will continue to cooperate with the investigation. At this early stage, it is not possible to assess the outcome of this investigation, although based on the information available to us to date, management does not expect the outcome of the investigation to have a material adverse effect on our financial condition or results of operations.
Purchase Commitments— At December 31, 2005, there were no purchase commitments other than those described above with respect to aircraft which the Company expects to fund with existing cash, issue debt and/or equity securities, execute an operating lease, or some combination thereof.

(9)	BUSINESS SEGMENTS AND GEOGRAPHIC AREAS
PHI is primarily a provider of helicopter services, including helicopter maintenance and repair services. The Company has used a combination of factors to identify its reportable segments as required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The overriding determination of the Company’s segments is based on how the chief operating decision-maker of the Company evaluates the Company’s results of operations. The underlying factors include customer bases, types of service, operational management, physical locations, and underlying economic characteristics of the types of work the Company performs. The Company identifies four segments that meet the requirements of SFAS 131 for disclosure. The reportable segments are Domestic Oil and Gas, Air Medical, International, and Technical Services.
The Domestic Oil and Gas segment provides helicopter services to oil and gas customers operating in the Gulf of Mexico. The International segment provides helicopters in various foreign countries to oil and gas customers. The Air Medical segment provides helicopter services to hospitals and medical programs in several U.S. states, and also to individuals under which the Company is paid by either a commercial insurance company, federal or state agency, or the patient. The Company’s Air Evac subsidiary is included in the Air Medical segment. The Technical Services segment provides helicopter repair and overhaul services for existing flight operations customers and, through September 30, 2004, for a now expired contract with one customer.
The Company’s largest customer, who is a customer in the Domestic Oil and Gas segment, accounted for 14% ($50.5 million), 13% ($37.8 million), and 15% ($40.4 million) of operating revenues for the years ended December 31, 2005, 2004, and 2003, respectively.

Notes to consolidated financial statements

The following table shows information about the profit or loss and assets of each of the Company’s reportable segments for the years ended December 31, 2005, 2004, and 2003. The information contains certain allocations, including allocations of depreciation, rents, insurance, and overhead expenses that the Company deems reasonable and appropriate for the evaluation of results of operations. The Company does not allocate gains on dispositions of property and equipment, other income, interest expense, and corporate selling, general, and administrative costs to the segments. Where applicable, the tables present the unallocated amounts to reconcile the totals to the Company’s consolidated financial statements. Segment assets are determined by where they are situated at period-end. Corporate assets are principally cash and cash equivalents, short-term investments, other assets, and certain property, plant, and equipment.

	Year ended December 31,

	2005	2004	2003

	(thousands of dollars)
Segment operating revenues
Domestic Oil and Gas	$219,644	$180,102	$183,849
Air Medical	112,123	77,476	46,674
International	28,192	24,342	21,247
Technical Services	3,651	9,388	17,622

Total operating revenues	363,610	291,308	269,392

Segment direct expense
Domestic Oil and Gas	173,177	151,107	163,328
Air Medical	104,465	67,664	32,782
International	19,099	18,668	21,093
Technical Services	2,522	7,935	13,026

Total direct expense	299,263	245,374	230,229
Segment selling, general and administrative expense Domestic Oil and Gas	1,003	1,499	1,494
Air Medical	6,503	6,525	4,480
International	214	49	214
Technical Services	7	12	12

Total selling, general and administrative expense	7,727	8,085	6,200

Total direct and selling, general and administrative expense	306,990	253,459	236,429

Net segment profit
Domestic Oil and Gas	45,464	27,496	19,027
Air Medical	1,155	3,287	9,412
International	8,879	5,625	(60)
Technical Services	1,122	1,441	4,584

Total	56,620	37,849	32,963
Other, net(1)	3,230	2,961	2,674
Unallocated selling, general and administrative costs	(17,169)	(12,949)	(13,783)
Interest expense	(20,448)	(20,109)	(19,952)

Earnings before income taxes	$22,233	$7,752	$1,902

(1)	Including gains on disposition of property and equipment and other income.

Notes to consolidated financial statements

	Year ended December 31,

	2005	2004	2003

	(thousands of dollars)
Expenditures for long lived Assets
Domestic Oil and Gas	$55,876	$7,614	$20,086
Air Medical	39,361	18,071	12,881
International	284	198	276
Corporate	644	8,038	3,620

Total	$96,165	$33,921	$36,863

	Year ended December 31,

	2005	2004	2003

	(thousands of dollars)
Depreciation and Amortization
Domestic Oil and Gas	$15,829	$18,342	$19,042
Air Medical	6,023	4,992	2,031
International	1,236	1,587	1,928
Technical Services	—	42	127
Corporate	4,045	2,880	2,081

Total	$27,133	$27,843	$25,209

Assets
Domestic Oil and Gas	$247,657	$227,929	$253,064
Air Medical	137,911	89,722	49,672
International	13,560	12,289	14,733
Technical Services	—	—	12,176
Corporate	150,081	64,233	47,809

Total	$549,209	$394,173	$377,454

The following table presents the Company’s revenues from external customers attributed to operations in the United States and foreign areas and long-lived assets in the United States and foreign areas.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

	(thousands of dollars)
Operating revenues:
United States	$335,418	$266,966	$248,145
International	28,192	24,342	21,247

Total	$363,610	$291,308	$269,392

Long-Lived Assets:
United States	$303,924	$246,819	$248,211
International	7,754	6,422	10,315

Total	$311,678	$253,241	$258,526

Notes to consolidated financial statements

(10)	EFFECTS OF HURRICANES
During 2005 two significant hurricanes affected our operations. Hurricane Katrina made landfall in southeastern Louisiana on August 29, 2005 and caused substantial flooding at our base at Boothville, Louisiana which we expect to be returned to service in late 2006. Other bases incurred some damage, most of which has been repaired. Flight hours were adversely affected initially as aircraft were evacuated and parked until the storm passed. When flights resumed, we experienced an increase in flight hours as customers began assessing damage and making repairs to facilities in the Gulf of Mexico. Additionally, the Air Medical segment experienced higher than normal flight activity while assisting with the evacuation of New Orleans following the hurricane.
On September 24, 2005, Hurricane Rita made landfall in southwestern Louisiana destroying our base in Cameron, and causing flooding and wind damage at other bases. Initially, flight hours were also adversely affected by this storm, but once flights resumed, they returned to pre-Katrina activity levels. The Air Medical segment also experienced additional flight activity both before and after Hurricane Rita related to the evacuation of certain areas of Texas.
Operations at bases that are currently out of service have been relocated to other bases that were unaffected or did not sustain significant damage. All employees were accounted for and there were no injuries reported. All aircraft were evacuated prior to both storms, and as a result there was no damage to aircraft. Through December 31, 2005 we recognized a loss from the hurricanes of approximately $5.6 million consisting of the write-off of inventory and other tangible assets of $2.5 million and incremental repair and relocation costs of $3.1 million. Such losses were offset completely by estimated insurance recoveries of which $2.7 million remains in accounts receivable, other at December 31, 2005. We anticipate incurring additional repair costs of approximately $2.9 million in 2006 to restore damaged facilities and we expect that substantially all of such costs will be covered by insurance.
If the estimates of our damages and insurance recoveries prove to be reasonably accurate, we do not believe that we will record any net loss related to hurricane damages for financial reporting purposes. Such estimates could, of course, change as better repair estimates become available. We would expect to have an unreimbursed cash outlay of approximately $1.0 million due to the difference in the insurance reimbursement for certain assets that had been in service for a number of years and were a total loss, compared to the replacement cost we will incur for those assets.

(11)	SEVERANCE LIABILITY
During the year ended December 31, 2003, the Company recorded costs of approximately $1.9 million related to a plan of termination and early retirement covering approximately 60 employees. At December 31, 2003, the Company had an outstanding severance liability of $1.3 million for certain of these employees who had already terminated employment, or were scheduled to terminate employment and who had elected payment of the severance benefits at a later date. This amount was substantially all paid in 2004.

Notes to consolidated financial statements

(12)	QUARTERLY FINANCIAL DATA (UNAUDITED)
The summarized quarterly results of operations for the years ended December 31, 2005 and December 31, 2004 (in thousands of dollars, except per share data) are as follows:

	Quarter ended

	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

	(thousands of dollars, except per share data)
Operating revenues	$74,239	$86,783	$100,018	$102,570
Gross profit	10,203	13,887	19,834	20,422
Net earnings	359	1,961	5,460	6,374
Net earnings per share
Basic	0.07	0.32	0.53	0.62
Diluted	0.07	0.31	0.53	0.62

	Quarter ended

	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

	(thousands of dollars, except per share data)
Operating revenues	$66,973	$70,186	$77,733	$76,416
Gross profit	9,688	12,138	13,928	10,180
Net earnings (loss)	3	1,113	2,659	197
Net earnings per share
Basic	—	0.21	0.49	0.04
Diluted	—	0.20	0.48	0.04

(13)	CONDENSED FINANCIAL INFORMATION— GUARANTOR ENTITIES
On April 23, 2002, the Company issued notes of $200 million that are fully and unconditionally guaranteed on a senior basis, jointly and severally, by all of the Company’s existing 100% owned operating subsidiaries (“Guarantor Subsidiaries”).
The following condensed financial information sets forth, on a consolidating basis, the balance sheet, statement of operations, and statement of cash flows information for PHI, Inc. (“Parent Company Only”) and the Guarantor Subsidiaries. The principal eliminating entries eliminate investments in subsidiaries, intercompany balances, and intercompany revenues and expenses.

Notes to consolidated financial statements

PHI, INC AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS

	June 30, 2006
	(Unaudited)

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
ASSETS
Current Assets:
Cash and cash equivalents	$217,092	$491	$—	$217,583
Accounts receivable— net of allowance	86,712	13,328	—	100,040
Inventory	52,758	—	—	52,758
Other current assets	11,128	40	—	11,168
Refundable income taxes	44	94	—	138

Total current assets	367,734	13,953	—	381,687
Intercompany receivable	—	40,832	(40,832)	—
Other assets	19,672	9	—	19,681
Investment in subsidiaries and other	42,891	—	(42,891)	—
Property and equipment, net	299,068	7,834	—	306,902

Total assets	$729,365	$62,628	$(83,723)	$708,270

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$49,499	$3,632	$—	$53,131
Intercompany payable	40,832	—	(40,832)	—
Accrued vacation payable	4,011	288	—	4,299

Total current liabilities	94,342	3,920	(40,832)	57,430
Long-term debt	204,000	—	—	204,000
Deferred income taxes and other long-term liabilities	31,687	15,817	—	47,504
Shareholders’ Equity:
Paid-in capital	291,373	4,402	(4,402)	291,373
Retained earnings	107,963	38,489	(38,489)	107,963

Total shareholders’ equity	399,336	42,891	(42,891)	399,336

Total liabilities and shareholders’ equity	$729,365	$62,628	$(83,723)	$708,270

Notes to consolidated financial statements

PHI, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS

	December 31, 2005

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
ASSETS
Current Assets:
Cash and cash equivalents	$69,102	$459	$—	$69,561
Accounts receivable— net of allowance	81,881	14,236	—	96,117
Inventory	48,123	—	—	48,123
Other current assets	9,978	64	—	10,042
Refundable income taxes	(61)	483	—	422

Total current assets	209,023	15,242	—	224,265
Investment in subsidiaries	38,700	—	(38,700)	—
Intercompany receivable	—	39,867	(39,867)	—
Other assets	13,253	13	—	13,266
Property and equipment, net	303,421	8,257	—	311,678

Total assets	$564,397	$63,379	$(78,567)	$549,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$46,322	$10,605	$—	$56,927
Intercompany payable	39,867	—	(39,867)	—
Accrued vacation payable	3,522	289	—	3,811
Notes payable	1,000	—	—	1,000

Total current liabilities	90,711	10,894	(39,867)	61,738
Long-term debt	203,300	—	—	203,300
Deferred income taxes and other long-term liabilities	31,335	13,785	—	45,120
Shareholders’ Equity
Paid-in capital	130,558	4,402	(4,402)	130,558
Retained earnings	108,493	34,298	(34,298)	108,493

Total shareholders’ equity	239,051	38,700	(38,700)	239,051

Total liabilities and shareholders’ equity	$564,397	$63,379	$(78,567)	$549,209

Notes to consolidated financial statements

PHI, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS

	December 31, 2004

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
ASSETS
Current Assets:
Cash and cash equivalents	$17,701	$307	$—	$18,008
Accounts receivable— net of allowance	51,868	7,508	—	59,376
Inventory	39,225	—	—	39,225
Other current assets	10,632	63	—	10,695
Refundable income taxes	916	185	—	1,101

Total current assets	120,342	8,063	—	128,405
Investment in subsidiaries	29,779	—	(29,779)	—
Intercompany receivable	—	30,376	(30,376)	—
Other assets	12,505	22	—	12,527
Property and equipment, net	247,797	5,444	—	253,241

Total assets	$410,423	$43,905	$(60,155)	$394,173

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$29,796	$4,118	$—	$33,914
Intercompany payable	30,376	—	(30,376)	—
Accrued vacation payable	3,519	256	—	3,775
Notes payable	2,000	—	—	2,000

Total current liabilities	65,691	4,374	(30,376)	39,689
Long-term debt	208,275	—	—	208,275
Deferred income taxes and other long-term liabilities	26,482	9,752	—	36,234
Shareholders’ Equity
Paid-in capital	15,636	4,402	(4,402)	15,636
Retained earnings	94,339	25,377	(25,377)	94,339

Total shareholders’ equity	109,975	29,779	(29,779)	109,975

Total liabilities and shareholders’ equity	$410,423	$43,905	$(60,155)	$394,173

Notes to consolidated financial statements

PHI, INC AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the six months ended June 30, 2006
	(Unaudited)

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Operating revenues	$181,387	$27,142	$—	$208,529
Management fees	1,086	—	(1,086)	—
Gain (loss) on dispositions of property and equipment, net	(1,162)	—	—	(1,162)
Other	3,410	7	—	3,417

	184,721	27,149	(1,086)	210,784

Expenses:
Direct expenses	157,628	18,639	—	176,267
Management fees	—	1,086	(1,086)	—
Selling, general, and administrative	12,042	1,367	—	13,409
Equity in net income of consolidated subsidiaries	(4,191)	—	4,191	—
Interest expense	9,202	—	—	9,202
Loss on debt restructuring	12,790	—	—	12,790

	187,471	21,092	3,105	211,668

Earnings (loss) before income taxes	(2,750)	6,057	(4,191)	(884)
Income taxes	(2,220)	1,866	—	(354)

Net earnings (loss)	$(530)	$4,191	$(4,191)	$(530)

Notes to consolidated financial statements

	For the six months ended June 30, 2005
	(Unaudited)

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Operating revenues	$135,425	$25,597	$—	$161,022
Management fees	1,153	—	(1,153)	—
Gain (loss) on dispositions of property and equipment, net	460	—	—	460
Other	293	—	—	293

	137,331	25,597	(1,153)	161,775

Expenses:
Direct expenses	121,041	15,890	—	136,931
Management fees	—	1,153	(1,153)	—
Selling, general, and administrative	9,398	1,303	—	10,701
Equity in net income of consolidated subsidiaries	(4,918)	—	4,918	—
Interest expense	10,276	—	—	10,276

	135,797	18,346	3,765	157,908

Earnings before income taxes	1,534	7,251	(4,918)	3,867
Income taxes	(786)	2,333	—	1,547

Net earnings	$2,320	$4,918	$(4,918)	$2,320

Notes to consolidated financial statements

PHI, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the year ended December 31, 2005

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Operating revenues	$310,868	$52,742	$—	$363,610
Management fees	1,485	—	(1,485)	—
Gain on dispositions of property and equipment, net	1,173	—	—	1,173
Other	1,988	69	—	2,057

	315,514	52,811	(1,485)	366,840

Expenses:
Direct expenses	263,861	35,402	—	299,263
Management fees	—	1,485	(1,485)	—
Selling, general, and administrative	22,110	2,786	—	24,896
Equity in net income of consolidated subsidiaries	(8,921)	—	8,921	—
Interest expense	20,448	—	—	20,448

	297,498	39,673	7,436	344,607

Earnings before income taxes	18,016	13,138	(8,921)	22,233
Income taxes	3,862	4,217	—	8,079

Net earnings	$14,154	$8,921	$(8,921)	$14,154

Notes to consolidated financial statements

	For the year ended December 31, 2004

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Operating revenues	$244,230	$47,078	$—	$291,308
Management fees	4,943	—	(4,943)	—
Gain on dispositions of property and equipment, net	2,575	(6)	—	2,569
Other	373	19	—	392

	252,121	47,091	(4,943)	294,269

Expenses:
Direct expenses	217,072	28,302	—	245,374
Management fees	—	4,943	(4,943)	—
Selling, general, and administrative	17,354	3,680	—	21,034
Equity in net income of consolidated subsidiaries	(7,398)	—	7,398	—
Interest expense	20,109	—	—	20,109

	247,137	36,925	2,455	286,517

Earnings before income taxes	4,984	10,166	(7,398)	7,752
Income taxes	1,012	2,768	—	3,780

Net earnings	$3,972	$7,398	$(7,398)	$3,972

Notes to consolidated financial statements

PHI, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the year ended December 31, 2003

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Operating revenues	$218,273	$51,119	$—	$269,392
Management fees	3,763	—	(3,763)	—
Gain on dispositions of property and equipment, net	1,988	—	—	1,988
Other	686	—	—	686

	224,710	51,119	(3,763)	272,066

Expenses:
Direct expenses	198,159	32,070	—	230,229
Management fees	—	3,763	(3,763)	—
Selling, general, and administrative	16,600	3,383	—	19,983
Equity in net income of consolidated subsidiaries	(7,141)	—	7,141	—
Interest expense	19,952	—	—	19,952

	227,570	39,216	3,378	270,164

Earnings before income taxes	(2,860)	11,903	(7,141)	1,902
Income taxes	(3,999)	4,762	—	763

Net earnings	$1,139	$7,141	$(7,141)	$1,139

Notes to consolidated financial statements

PHI, INC AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the six months ended June 30, 2006
	(Unaudited)

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Net cash provided by operating activities	$12,388	$81	$—	$12,469
Cash flows from investing activities:
Purchase of property and equipment	(39,308)	(49)	—	(39,357)
Proceeds from asset dispositions	3,163	—	—	3,163
Proceeds from sale-leaseback transactions	25,069	—	—	25,069

Net cash provided by (used in) investing activities	(11,076)	(49)	—	(11,125)

Cash flows from financing activities:
Proceeds of debt issuance—Senior notes	200,000	—	—	200,000
Premium and costs to retire debt early	(10,208)	—	—	(10,208)
Repayment of senior notes	(200,000)	—	—	(200,000)
Debt issuance costs	(4,629)	—	—	(4,629)
Proceeds from line of credit, net	700	—	—	700
Proceeds from stock issuance, net	160,815	—	—	160,815

Net cash provided by financing activities	146,678	—	—	146,678

Increase in cash and cash equivalents	147,990	32	—	148,022
Cash and cash equivalents, beginning of period	69,102	459	—	69,561

Cash and cash equivalents, end of period	$217,092	$491	$—	$217,583

Notes to consolidated financial statements

	For the six months ended June 30, 2005
	(Unaudited)

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Net cash provided by operating activities	$9,208	$151	$—	$9,359
Cash flows from investing activities:
Purchase of property and equipment	(30,910)	—	—	(30,910)
Proceeds from asset dispositions	6,052	—	—	6,052

Net cash used in investing activities	(24,858)	—	—	(24,858)

Cash flows from financing activities:
Proceeds from line of credit, net	(10,275)	—	—	(10,275)
Proceeds from stock issuance, net	114,317	—	—	114,317

Net cash provided by financing activities	104,042	—	—	104,042

Increase in cash and cash equivalents	88,392	151	—	88,543
Cash and cash equivalents, beginning of period	17,718	290	—	18,008

Cash and cash equivalents, end of period	$106,110	$441	$—	$106,551

Notes to consolidated financial statements

PHI, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2005

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Net cash provided by operating activities	$27,864	$156	$—	$28,020
Cash flows from investing activities:
Purchase of property and equipment	(96,161)	(4)		(96,165)
Proceeds from asset dispositions	10,751	—	—	10,751

Net cash used in investing activities	(85,410)	(4)	—	(85,414)

Cash flows from financing activities:
Proceeds from (payment of) long-term debt, net	(5,975)	—	—	(5,975)
Proceeds from exercise of stock options	1,025	—	—	1,025
Proceeds from stock issuance, net	113,897	—	—	113,897

Net cash provided by financing activities	108,947	—	—	108,947

Increase in cash and cash equivalents	51,401	152	—	51,553
Cash and cash equivalents, beginning of period	17,701	307	—	18,008

Cash and cash equivalents, end of period	$69,102	$459	$—	$69,561

	For the year ended December 31, 2004

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Net cash provided by operating activities	$10,644	$261	$—	$10,905
Cash flows from investing activities:
Acquisition of additional operating locations	(1,518)	—	—	(1,518)
Purchase of property and equipment	(33,916)	(5)		(33,921)
Proceeds from asset dispositions	14,395	—	—	14,395

Net cash used in investing activities	(21,039)	(5)	—	(21,044)

Cash flows from financing activities:
Proceeds from long-term debt, net	8,275	—	—	8,275
Proceeds from exercise of stock options	—	—	—
Other	—	—	—

Net cash provided by financing activities	8,275	—	—	8,275

Increase (decrease) in cash and cash equivalents	(2,120)	256	—	(1,864)
Cash and cash equivalents, beginning of period	19,821	51	—	19,872

Cash and cash equivalents, end of period	$17,701	$307	$—	$18,008

Notes to consolidated financial statements

PHI, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2003

	Parent
	company	Guarantor
	only	subsidiaries	Eliminations	Consolidated

	(thousands of dollars)
Net cash provided by operating activities	$29,386	$29	$—	$29,415
Cash flows from investing activities:
Purchase of property and equipment	(36,863)	—	—	(36,863)
Proceeds from asset dispositions	7,620	—	—	7,620

Net cash used in investing activities	(29,243)	—	—	(29,243)

Cash flows from financing activities:
Proceeds from long-term debt, net	2,000	—	—	2,000
Proceeds from exercise of stock options	50	—	—	50
Other	(24)	—	—	(24)

Net cash provided by financing activities	2,026	—	—	2,026

Increase in cash and cash equivalents	2,169	29	—	2,198
Cash and cash equivalents, beginning of period	17,652	22	—	17,674

Cash and cash equivalents, end of period	$19,821	$51	$—	$19,872

(14)	SUBSEQUENT EVENTS (UNAUDITED)
On April 12, 2006, we issued $200 million of 7.125% Senior Notes that mature in 2013. These Notes were offered and sold in a private placement under Rule 144A and Regulation S under the Securities Act of 1933. Net proceeds of $196 million were used to repurchase $184.8 million of our 9 3/8% Senior Notes pursuant to a tender offer that also closed on April 12, 2006. Our total cost to repurchase those notes was $201.6 million, including the tender offer premium and accrued interest. We called for redemption on May 1, 2006, the remaining $15.2 million of 9 3/8% notes outstanding, at a redemption price of 104.688% of their face amount plus accrued and unpaid interest. Interest on the 7.125% notes is payable semi-annually on April 15 and October 15, and those notes mature April 15, 2013. The estimated annual interest cost of the new notes is $14.3 million, excluding amortization of issuance costs. As a result of the early redemption of the 9 3/8% Senior Notes, we recorded a pretax charge of $12.8 million ($7.7 million, net of tax) in the quarter ended June 30, 2006, which consists of $9.8 million early call premium, $2.6 million of unamortized issuance costs, and $0.4 million underwriting fees.
The new notes contain restrictive covenants, including limitations on indebtedness, liens, dividends, repurchases of capital stock and other payments affecting restricted subsidiaries, issuance and sales of restricted subsidiary stock, dispositions of proceeds of asset sales, and mergers and consolidations or sales of assets. We were in compliance with the covenants applicable to these notes as of June 30, 2006.
We have a $35 million revolving credit facility with a commercial bank, which is scheduled to expire on July 31, 2007. As of June 30, 2006, we had $4.0 million in borrowings and $5.1 million in letters of credit outstanding under the facility. The facility includes covenants related to working capital,

Notes to consolidated financial statements

funded debt to net worth, and consolidated net worth. As of June 30, 2006, we were in compliance with these covenants.
Operating segment information for the six months ended June 30, 2006 and 2005 is presented in the management discussion and analysis section of the prospectus. Also presented therein is a schedule of aircraft purchase and lease commitments as of June 30, 2006.
On September 20, 2006, approximately 210 pilots, or about 35% of the pilot workforce, commenced a strike after our negotiations with the Office & Professional Employees International Union with respect to a new collective bargaining agreement ended without reaching an agreement. Although we implemented our contingency plan on that date, approximately 20% of the flights in our Domestic Oil and Gas segment, and 10% of the flights in our Air Medical segment, remain curtailed. If we are unable to resolve our differences with the union expeditiously or to replace the lost flight hours, it could have a material adverse effect on our operations, revenues and financial condition, as well as on our relationships with customers.